

03019639

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM ~~10-K~~ AR/S

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
## OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number ~~0-16111~~

1-16715

# FIRST CITIZENS BANCSHARES, INC.
(Exact name of Registrant as specified in the charter)

| Delaware | 56-1528994 |
|---|---|
| (State or other jurisdiction | (I.R.S. Employer |
| of incorporation or organization) | Identification Number) |

**3128 Smoketree Court**
**Raleigh, North Carolina 27604**
(Address of Principal Executive Offices, Zip Code)

**(919) 716-7000**
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to:
Section 12(b) of the Act:
Section 12(g) of the Act:

**8.40% Preferred Securities of FCB/NC Capital Trust II**
**Class A Common Stock, Par Value $1**
**Class B Common Stock, Par Value $1**
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒   No ☐

The aggregate market value of the Registrant's common equity held by nonaffiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $673,916,280.

On March 13, 2003, there were 8,793,233 outstanding shares of the Registrant's Class A Common Stock and 1,677,675 outstanding shares of the Registrant's Class B Common Stock.

Portions of the Registrant's definitive Proxy Statement dated March 24, 2003 are incorporated in Part III of this report.

# CROSS REFERENCE INDEX

---

° Information required by Item 10 is incorporated herein by reference to the information that appears under the headings 'Section 16(a) Beneficial Ownership Reporting Compliance', 'Proposal 1: Election of Directors' and 'Executive Officers' on pages 4-10 of the Registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders.

Information required by Item 11 is incorporated herein by reference to the information that appears under the heading 'Director Compensation' on page 6 and under the heading 'Executive Compensation' on pages 9-10 of the Registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders.

Information required by Item 12 is incorporated herein by reference to the information that appears under the headings 'Beneficial Ownership of Voting Securities' on pages 2-4 of the Registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders.

Information required by Item 13 is incorporated herein by reference to the information that appears under the heading 'Compensation Committee' on pages 7-8 and under the heading 'Transactions with Related Parties' on pages 11-12 of Registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders.

First Citizens BancShares, Inc. (BancShares) was incorporated under the laws of Delaware on August 7, 1986, to become the holding company of First-Citizens Bank & Trust Company (First Citizens Bank or FCB), its banking subsidiary. On October 21, 1986 BancShares became the sole shareholder of First Citizens Bank. FCB was chartered on March 4, 1893, as the Bank of Smithfield, Smithfield, North Carolina, and through a series of mergers and name changes, it later became First-Citizens Bank & Trust Company. As of December 31, 2002, FCB operated 342 offices in North Carolina, Virginia and West Virginia.

On April 28, 1997, BancShares launched Atlantic States Bank (ASB), a federally chartered thrift institution. ASB branches were initially concentrated within the metropolitan Atlanta, Georgia market. In 1999, ASB expanded its presence into Florida, focusing initially on selected markets in southwest Florida. The targeted market areas within Florida have grown to now include Jacksonville and Fort Lauderdale. Except for the acquisition of several grocery store locations, all of ASB's growth in Georgia and Florida has been on a de novo basis. During 2002, ASB continued its expansion into high-growth markets by opening three offices in Austin, Texas, operating under the name of IronStone Bank, a division of ASB (ISB). At December 31, 2002, ASB had 41 offices with total assets of $1.04 billion.

During early 2003, ISB opened an initial office in Scottsdale, Arizona. ISB has also announced plans to open branch offices in the San Diego and LaJolla communities in Southern California and Newport Beach and Sacramento in Northern California. These markets have been selected based on their strong anticipated economic growth rates and the desire to bring a bank with a focus on customer service to the retail and business customers in these communities.

During 2000, BancShares became a financial holding company, a designation that allows BancShares to offer products and services that a bank holding company may not provide. As a first step to exercising the broader powers available to a financial holding company, during 2000, American Guaranty Insurance Company ("AGI"), formerly a wholly-owned subsidiary of FCB, became a wholly-owned subsidiary of BancShares. As a direct subsidiary of BancShares, AGI has more flexibility in its product offering than it did as a subsidiary of FCB.

BancShares' executive offices are located at 3128 Smoketree Court, Raleigh, North Carolina 27604, and its telephone number is (919) 716-7000. Although BancShares does not maintain a dedicated website, information regarding BancShares is available at FCB's website, firstcitizens.com. At December 31, 2002, BancShares and its subsidiaries employed a full-time staff of 4,166 and a part-time staff of 775 for a total of 4,941 employees.

BancShares' principal assets are its investment in and receivables from its banking subsidiaries and its investment securities portfolio. Its primary sources of income are dividends from FCB and interest income on its investment securities portfolio. Certain legal restrictions exist regarding the ability of FCB and ASB to transfer funds to BancShares in the form of cash dividends or loans. For information regarding these restrictions, see Note Q of BancShares' consolidated financial statements, contained in this report.

BancShares' subsidiary banks seek to meet the needs of both consumers and commercial entities in their respective market areas. These services, offered at most offices, include normal taking of deposits, cashing of checks, and providing for individual and commercial cash needs; numerous checking and savings plans; commercial, business and consumer lending; a full-service trust department; and other activities incidental to commercial banking. Triangle Life Insurance Company underwrites and sells credit-related life insurance products. Nantahala, Inc. owns loans originated by FCB. First Citizens Investor Services, Inc., a registered broker-dealer in securities, provides various investment products, including annuities, discount brokerage services and third-party mutual funds to customers. First Citizens Bank, National Association (formerly, First-Citizens Bank, A Virginia Corporation) (FCB-NA) is the issuing and processing bank for BancShares' retail credit cards. Pisgah, Inc., a wholly-owned subsidiary of FCB-NA, owns credit card receivables. Various other subsidiaries are either inactive or not material to BancShares' consolidated financial position or to consolidated net income.

As a registered financial holding company, BancShares is subject to the jurisdiction of the Board of Governors of the Federal Reserve System. BancShares also is registered as a financial holding company with the North Carolina Commissioner of Banks and is subject to regulations promulgated by the Commissioner. The internal affairs of BancShares, including the rights of its shareholders, are governed by Delaware law and by its Certificate of Incorporation

and Bylaws. BancShares files periodic reports under the Securities Exchange Act of 1934 and is subject to the jurisdiction of the Securities and Exchange Commission.

FCB is also regulated by the North Carolina Commissioner of Banks as well as the Federal Deposit Insurance Corporation. ASB is regulated by the Office of Thrift Supervision. AGI and Triangle Life Insurance Company are regulated by the North Carolina Department of Insurance.

## Properties

Through its subsidiary financial institutions, as of December 31, 2002, BancShares operated branch offices at 383 locations in North Carolina, Virginia, West Virginia, Florida, Georgia and Texas. BancShares owns many of the buildings and leases other facilities from third parties.

Additional information relating to premises, equipment and lease commitments is set forth in Note E of BancShares' consolidated financial statements.

## Market for Registrant's Common Equity and Related Stockholder Matters

BancShares' Class A and Class B common stock is traded in the over-the-counter market, and the Class A common stock is quoted on the Nasdaq National Market System under the symbol FCNCA. The Class B common stock is quoted on the OTC Bulletin Board. As of December 31, 2002, there were 2,734 holders of record of the Class A common stock, and 515 holders of record of the Class B common stock.

The per share cash dividends paid by BancShares and the high and low sales prices for each quarterly period during 2002 and 2001 are set forth in Table 18 under the caption 'Per Share of Stock' of this report. A cash dividend of 27.5 cents per share was declared by the Board of Directors on January 27, 2003, payable April 7, 2003, to holders of record as of March 17, 2003. Payment of dividends is made at the discretion of the Board of Directors and is contingent upon satisfactory earnings as well as projected future capital needs. Subject to the foregoing, it is currently management's expectation that comparable cash dividends will continue to be paid in the future.

## Controls and Procedures

In conjunction with this filing and their certifications of the disclosures contained within this filing, Chief Executive Officer Lewis R. Holding and Chief Financial Officer Kenneth A. Black evaluated the effectiveness of Registrant's disclosure controls and procedures. This review, which occurred within 90 days of this report's filing, found the disclosure controls and procedures to be effective.

There were no significant changes in Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation by Mr. Holding and Mr. Black.

## Available Information

BancShares does not have its own separate Internet website. However, BancShares will provide a hyperlink from FCB's Internet website (http://www.firstcitizens.com) to the SEC's website where the public may obtain copies of BancShares' annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Interested parties may also directly access the SEC's Internet website that contains reports and other information that BancShares files electronically with the SEC. The address of the SEC's website is http://www.sec.gov. BancShares will provide paper copies of its filings free of charge upon request to Kenneth A. Black, Chief Financial Officer.

## INTRODUCTION

Management's discussion and analysis of earnings and related financial data are presented to assist in understanding the financial condition and results of operations of First Citizens BancShares, Inc. ("BancShares"), for the years 2002, 2001 and 2000. BancShares is a financial holding company with two wholly-owned banking subsidiaries: First-Citizens Bank & Trust Company (FCB), a North Carolina-chartered bank, and Atlantic States Bank (ASB), a federally chartered thrift institution. FCB operates branches in North Carolina, West Virginia, and Virginia. ASB operates branches in Georgia, Florida, Texas and Arizona.

This discussion and related financial data should be read in conjunction with our audited consolidated financial statements and related footnotes, presented on pages 34 through 60 of this report. Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform to statement presentations for 2002, the reclassifications have no effect on shareholders' equity or net income as previously reported.

## CRITICAL ACCOUNTING POLICIES

The preparation of our audited consolidated financial statements and the information included in management's discussion and analysis is governed by policies that are based on accounting principles generally accepted in the United States of America and general practices within the banking industry. Among the more significant policies are those that govern accounting for loans and reserve for loan losses, investment securities and intangible assets. These policies are discussed in Note A of the consolidated financial statements.

Estimates and judgments are integral to our accounting for certain items, and those estimates and judgments affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. BancShares periodically evaluates its estimates, including those related to the reserve for loan losses, impairment of investment securities, goodwill and intangible assets, pension plan assumptions and contingencies. While we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. Further information regarding the accounting policies that we consider to be critical is provided below and in other portions of this discussion.

*Reserve for loan losses.* The reserve for loan losses reflects the estimated losses that will result from the inability of our customers to make required payments. The reserve for loan losses results from management's evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating possible credit losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets. Our estimate of the reserve for loan losses does not include the impact of events that might occur in the future.

Management considers the established reserve adequate to absorb losses that relate to loans outstanding at December 31, 2002, although future additions to the reserve may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the reserve for loan losses. Such agencies may require the recognition of additions to the reserve based on their judgments of information available to them at the time of their examination. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional reserves may be required.

*Other than temporary impairment of investment securities.* Our policy regarding other than temporary impairment of investment securities requires a continuous monitoring of our investment securities. Individual investment securities with a fair value that is less than 80% of original cost over a continuous period that spans two quarter-ends are evaluated for impairment during the subsequent quarter. That evaluation includes an assessment of both qualitative and quantitative measures to determine whether, in management's judgment, the investment is likely to recover its original value. When that evaluation concludes that no such recovery is likely, the unrealized loss is reported as an other than temporary

impairment, and the loss is recorded as a securities transaction on the consolidated statements of income. If our analysis suggests that a loss of asset value has occurred, management may elect to record an other than temporary impairment, even if the prescribed period of time has not lapsed.

*Pension plan assumptions.* Although the assets and liabilities associated with the defined benefit pension plan maintained for our associates are not included within the audited financial statements, the selection of key assumptions used to determine the value of the pension obligation and the plan's assets can have a direct impact on the pension expense that we report within employee benefit expense in our consolidated statement of income. The discount rate is used to determine the present value of the benefits that the pension plan will pay to the plan participants. The discount rate reflects the interest rate that could be obtained by a suitable investment used to fund the obligation being considered. Given the reductions in market interest rates during the past two years, the discount rate used to determine the pension obligation has declined from 7.25 percent at December 31, 2000, to 7.00 percent at December 31, 2001 and to 6.50 percent at December 31, 2002. Assuming other variables remain unchanged, a reduction in the discount rate would result in higher pension expense.

The estimated long-term rate of return on plan assets is used to calculate the value of plan assets over time. The long-term rate of return on plan assets was 8.50 percent at December 31, 2002, 2001 and 2000. Due to the significant reductions in projected investment rates of return, we have adjusted the long-term rate of return on plan assets to 8.00 percent, and our pension expense for 2003 will be based on that assumption. If market rates and investment returns remain at current levels for a prolonged period of time, this rate would be further reduced. Assuming other variables remain unchanged, a reduction in the long-term rate of return on plan assets would result in higher pension expense.

The assumed rate of future compensation increases allows the pension obligations, which are dependent on compensation over a period of time prior to retirement, to be estimated. This amount, which is reviewed annually based on actual experience, has remained at 4.75 percent for 2002, 2001 and 2000. Assuming other variables remain unchanged, a reduction in the rate of future compensation increases would result in lower pension expense.

*Goodwill and Intangible Assets.* Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired in a business combination, is tested at least annually for impairment. The impairment test is a two-step process that begins with an estimation of the fair value of each reporting unit and a comparison of that fair value to the carrying value of the reporting unit. If the initial evaluation suggests that an impairment of the asset value exists, the second step would determine the amount of the impairment, if any. If the test concludes that goodwill is impaired, the carrying value would be adjusted, and an impairment loss would be recorded.

Other intangible assets with estimable lives are amortized on a straight-line basis over their estimated useful lives. The estimated useful lives are periodically reviewed for reasonableness.

## SUMMARY

BancShares reported net income of $92.8 million during 2002, compared to $86.9 million in 2001 and $98.3 million in 2000. Net income for 2002 represented a 6.7 percent increase when compared to 2001. The $5.8 million increase was the result of higher net interest income and noninterest income, partially offset by increased levels of noninterest expense and provision for loan losses. The $11.4 million reduction in net income during 2001 from 2000 resulted from increased levels of noninterest expense and provision for loan losses, partially offset by improved levels of noninterest income and marginally higher net interest income. Net income per share for 2002 totaled $8.85, compared to $8.27 and $9.32 for 2001 and 2000, respectively. Return on average assets was 0.78 percent during 2002, 0.77 percent during 2001 and 0.98 percent during 2000. Detailed information regarding the components of net income over the five years from 1998 through 2002 is provided in the following discussion. Tables 5 and 8 provide information on net interest income. Table 13 provides details related to the provision for loan losses. Tables 15 and 16 present information regarding the components of noninterest income and expense, respectively.

An analysis of BancShares' financial condition and growth can be made by examining the changes and trends in interest-earning assets and interest-bearing liabilities, and a discussion of these changes and trends follows. The information presented in Table 5 is useful in making such an analysis. Table 2 details acquisitions and divestitures during 2002, 2001 and 2000. All of the acquisitions were accounted for as purchases, with the results of operations included with BancShares' consolidated statements of income since the respective acquisition dates.

**Table 1**

## FINANCIAL SUMMARY AND SELECTED AVERAGE BALANCES AND RATIOS

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | | | (thousands, except share data and ratios) | | |
| **SUMMARY OF OPERATIONS** | | | | | |
| Interest income | $ 596,169 | $ 715,427 | $ 708,170 | $ 633,891 | $ 619,487 |
| Interest expense | 214,018 | 346,510 | 342,828 | 281,542 | 292,071 |
| Net interest income | 382,151 | 368,917 | 365,342 | 352,349 | 327,416 |
| Provision for loan losses | 26,550 | 24,134 | 15,488 | 11,672 | 19,879 |
| Net interest income after provision for loan losses | 355,601 | 344,783 | 349,854 | 340,677 | 307,537 |
| Noninterest income | 221,389 | 215,555 | 202,190 | 165,339 | 145,417 |
| Noninterest expense | 433,447 | 422,597 | 394,784 | 375,620 | 342,213 |
| Income before income taxes | 143,543 | 137,741 | 157,260 | 130,396 | 110,741 |
| Income taxes | 50,787 | 50,805 | 58,949 | 48,596 | 39,732 |
| Net income | $ 92,756 | $ 86,936 | $ 98,311 | $ 81,800 | $ 71,009 |
| Net interest income, taxable equivalent | $ 383,494 | $ 370,857 | $ 368,190 | $ 354,566 | $ 329,764 |
| **SELECTED AVERAGE BALANCES** | | | | | |
| Total assets | $11,843,239 | $11,235,859 | $10,005,597 | $ 9,622,774 | $ 9,173,020 |
| Investment securities | 2,610,622 | 2,196,473 | 1,618,584 | 1,908,300 | 2,305,395 |
| Loans | 7,379,607 | 7,105,915 | 6,955,772 | 6,399,114 | 5,847,531 |
| Interest-earning assets | 10,553,574 | 10,038,074 | 8,984,878 | 8,638,698 | 8,281,072 |
| Deposits | 10,007,398 | 9,405,328 | 8,390,920 | 8,105,443 | 7,759,315 |
| Interest-bearing liabilities | 9,129,168 | 8,798,893 | 7,772,889 | 7,517,483 | 7,249,290 |
| Long-term obligations | 263,291 | 186,636 | 154,634 | 157,897 | 133,935 |
| Shareholders' equity | $ 924,877 | $ 847,374 | $ 763,386 | $ 693,559 | $ 629,089 |
| Shares outstanding | 10,478,843 | 10,507,289 | 10,551,607 | 10,625,457 | 10,626,311 |
| **SELECTED PERIOD-END BALANCES** | | | | | |
| Total assets | $12,231,890 | $11,864,991 | $10,691,617 | $ 9,717,099 | $ 9,605,787 |
| Investment securities | 2,539,236 | 2,791,296 | 1,816,720 | 1,371,894 | 2,160,329 |
| Loans | 7,620,263 | 7,196,177 | 7,109,692 | 6,751,039 | 6,195,591 |
| Interest-earning assets | 10,783,069 | 10,489,382 | 9,357,794 | 8,596,326 | 8,588,645 |
| Deposits | 10,439,620 | 9,961,605 | 8,971,868 | 8,173,598 | 8,112,408 |
| Interest-bearing liabilities | 9,298,080 | 9,206,903 | 8,384,692 | 7,554,229 | 7,542,636 |
| Long-term obligations | 253,409 | 284,009 | 154,332 | 155,683 | 158,801 |
| Shareholders' equity | $ 967,291 | $ 885,043 | $ 810,728 | $ 728,757 | $ 660,749 |
| Shares outstanding | 10,473,294 | 10,483,456 | 10,522,836 | 10,610,399 | 10,625,559 |
| **PROFITABILITY RATIOS (averages)** | | | | | |
| Rate of return on: | | | | | |
|     Total assets | 0.78% | 0.77% | 0.98% | 0.85% | 0.77% |
|     Shareholders' equity | 10.03 | 10.26 | 12.88 | 11.79 | 11.29 |
| Dividend payout ratio | 11.30 | 12.09 | 10.73 | 12.99 | 15.11 |
| **LIQUIDITY AND CAPITAL RATIOS (averages)** | | | | | |
| Loans to deposits | 73.74% | 75.55% | 82.90% | 78.95% | 75.36% |
| Shareholders' equity to total assets | 7.81 | 7.54 | 7.63 | 7.21 | 6.86 |
| Time certificates of $100,000 or more to total deposits | 10.87 | 11.43 | 9.46 | 9.02 | 9.21 |
| **PER SHARE OF STOCK** | | | | | |
| Net income | $ 8.85 | $ 8.27 | $ 9.32 | $ 7.70 | $ 6.62 |
| Cash dividends | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Market price at December 31 (Class A) | 96.60 | 97.75 | 80.75 | 69.75 | 90.00 |
| Book value at December 31 | 92.36 | 84.42 | 77.04 | 68.68 | 62.18 |
| Tangible book value at December 31 | 81.73 | 73.78 | 65.76 | 58.13 | 50.73 |

Table 2
## ACQUISITIONS AND DIVESTITURES

| Year | Institution and Location | Total Loans | Total Deposits |
|---|---|---|---|
| | | (thousands) | |
| 2002 | Purchase of two branches by First Citizens Bank | $ 4,201 | $ 24,285 |
| 2001 | Purchase of two branches by First Citizens Bank | 11,187 | 50,493 |
| 2000 | Purchase of six branches by First Citizens Bank | 13,569 | 143,078 |
| 2000 | Sale of four branches by First Citizens Bank | (91,406) | (91,810) |

## INTEREST-EARNING ASSETS

Interest-earning assets averaged $10.55 billion during 2002, an increase of $515.5 million or 5.1 percent over 2001 levels, compared to a $1.05 billion or 11.7 percent increase in 2001 over 2000 levels. Growth among interest-earning assets during 2002 and 2001 resulted from increases in the investment securities portfolio and moderate loan growth.

*Loans.* As of December 31, 2002, gross loans outstanding were $7.62 billion, a 5.9 percent increase over the December 31, 2001 balance of $7.20 billion. Loan balances for the last five years are presented in Table 3. The $424.1 million increase in loans during 2002 was primarily due to growth of revolving loans secured by real estate, commercial mortgage loans and consumer loans. The $305.9 million increase in revolving loans secured by real estate reflects robust demand for the retail EquityLine product. The $226.4 million increase in commercial mortgage loans reflects the continuing demand for these loans among business customers. Consumer loans, which totaled $1.15 billion at December 31, 2002, increased 7.4 percent during 2002, the result of growth among credit card loans and indirect automobile loans originated through our sales finance unit.

Table 3
## LOANS

| | December 31 | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | | | (thousands) | | |
| Real estate: | | | | | |
| Construction and land development | $ 799,278 | $ 801,354 | $ 748,941 | $ 637,982 | $ 529,038 |
| Mortgage: | | | | | |
| Commercial | 2,035,646 | 1,809,260 | 1,542,832 | 1,406,498 | 1,171,802 |
| 1-4 family residential | 1,058,082 | 1,260,010 | 1,485,691 | 1,298,998 | 1,266,393 |
| Revolving | 1,335,024 | 1,024,181 | 851,810 | 755,342 | 617,062 |
| Other | 150,226 | 151,332 | 173,825 | 148,584 | 148,072 |
| Total real estate loans | 5,378,256 | 5,046,137 | 4,803,099 | 4,247,404 | 3,732,367 |
| Commercial and industrial | 925,775 | 915,596 | 928,592 | 979,242 | 842,679 |
| Consumer | 1,154,280 | 1,073,954 | 1,217,850 | 1,392,978 | 1,516,410 |
| Lease financing | 141,372 | 139,966 | 134,483 | 123,908 | 93,680 |
| Other | 20,580 | 20,524 | 25,668 | 7,507 | 10,455 |
| Total gross loans | 7,620,263 | 7,196,177 | 7,109,692 | 6,751,039 | 6,195,591 |
| Less reserve for loan losses | 112,533 | 107,087 | 102,655 | 98,690 | 96,115 |
| Net loans | $7,507,730 | $7,089,090 | $7,007,037 | $6,652,349 | $6,099,476 |

All information presented in this table relates to domestic loans as BancShares makes no foreign loans.

Commercial and industrial loans totaled $926.3 million at December 31, 2002, an increase of 1.2 percent over 2001, evidence of sluggish loan demand for this type of financing among business customers, due in turn to generally weak economic conditions in BancShares key market areas. Loans secured by 1-4 family residential mortgages declined $197.0 million during 2002, primarily the result of refinance activity among portfolio loans and the popularity of the Equityline product. Since 2001, substantially all of the residential mortgage loans offered by BancShares have been originated through correspondents, resulting in a gradual decline in 1-4 family residential mortgage loan balances as outstanding loans amortize or are refinanced.

During 2001, the $86.5 million increase in loans was primarily due to growth of commercial mortgage loans and revolving loans secured by real estate. Commercial mortgage loans increased $238.4 million and revolving loans increased $172.4 million during 2001, both resulting from customer demand for these products. Partially offsetting these increases was a reduction of $211.4 million in residential mortgage loans and $143.9 million in consumer loans. The reduction in residential mortgage loans during 2001 resulted from sales and refinancing of existing portfolio loans, while the reduction in consumer loans resulted primarily from reductions in automobile sales finance activity.

Despite the current low level of interest rates, which would normally stimulate loan demand and business growth, current economic conditions and geopolitical risks contribute to general uncertainty among business and retail customers. Management anticipates general weakness in demand for business loan products during 2003 due to continued sluggish economic prospects. However, for both business and retail customers, we expect revolving loans secured by real estate will continue to grow during 2003. Management projects consumer loans will exhibit modest growth rates due to stable levels of automobile purchases. All growth projections, however, are subject to change as a result of further economic deterioration or improvement.

*Investment Securities.* At December 31, 2002, and 2001, the investment securities portfolio totaled $2.54 billion and $2.79 billion, respectively. Investment securities held to maturity totaled $2.42 billion and $2.66 billion, respectively, at December 31, 2002 and 2001. In each period, U.S. Treasury and government agency securities represented substantially the entire held-to-maturity portfolio.

Investment securities available for sale at December 31, 2002 and 2001 totaled $121.7 million and $132.4 million, respectively. Investment securities available for sale include U.S. Treasury obligations, government agency securities and equity securities. Unrealized gains and losses on available-for-sale securities are included as a component of shareholders' equity, net of deferred taxes.

Investment securities averaged $2.61 billion during 2002, $2.20 billion during 2001 and $1.62 billion during 2000. As a percentage of average interest-earning assets, investment securities represented 24.7 percent, 21.9 percent and 18.0 percent during 2002, 2001 and 2000, respectively. Table 4 presents detailed information relating to the investment securities portfolio.

*Overnight Investments.* At December 31, 2002 and 2001, overnight investments, which include federal funds sold and interest-bearing deposits in other financial institutions, totaled $623.6 million and $501.9 million, respectively. These investments averaged $563.3 million, $735.7 million and $410.5 million, respectively, during 2002, 2001 and 2000. During 2002, average overnight securities decreased $172.3 million or 23.4 percent, the result of interest-earning asset and liquidity management decisions. The increase in 2001 resulted from increased liquidity from deposit growth.

## Table 4
## INVESTMENT SECURITIES

| | December 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2002** | | | | **2001** | | **2000** | |
| | Cost | Fair Value | Average Maturity (Yrs./Mos.) | Taxable Equivalent Yield | Cost | Fair Value | Cost | Fair Value |
| | (thousands, except maturity and yield information) | | | | | | | |
| **Investment securities held to maturity:** | | | | | | | | |
| U. S. Government: | | | | | | | | |
| Within one year | $1,643,877 | $1,652,014 | 0/5 | 2.71% | $2,452,587 | $2,474,155 | $1,450,484 | $1,452,268 |
| One to five years | 744,938 | 755,010 | 1/6 | 2.28 | 197,174 | 197,169 | 315,194 | 318,898 |
| Five to ten years | 91 | 97 | 7/0 | 8.00 | 148 | 155 | 210 | 216 |
| Over ten years | 26,378 | 27,517 | 15/2 | 7.39 | 5,348 | 5,475 | 7,834 | 7,891 |
| Total | 2,415,284 | 2,434,638 | 0/8 | 4.63 | 2,655,257 | 2,676,954 | 1,773,722 | 1,779,273 |
| State, county and municipal: | | | | | | | | |
| Within one year | — | — | — | — | 1,254 | 1,278 | 700 | 702 |
| One to five years | 480 | 502 | 2/6 | 5.55 | 500 | 517 | 1,758 | 1,800 |
| Five to ten years | 144 | 154 | 4/2 | 5.88 | 143 | 149 | 1,681 | 1,808 |
| Over ten years | 1,415 | 1,551 | 15/4 | 6.02 | 1,412 | 1,517 | — | — |
| Total | 2,039 | 2,207 | 8/0 | 6.25 | 3,309 | 3,461 | 4,139 | 4,310 |
| Other | | | | | | | | |
| Within one year | 10 | 10 | 0/1 | 2.32 | 25 | 25 | 20 | 20 |
| One to five years | — | — | — | — | 10 | 10 | 35 | 35 |
| Five to ten years | 250 | 250 | 5/7 | 7.75 | 250 | 250 | 250 | 250 |
| Total | 260 | 260 | 5/10 | 7.03 | 285 | 285 | 305 | 305 |
| Total investment securities held to maturity | 2,417,583 | 2,437,105 | 0/11 | 2.61 | 2,658,851 | 2,680,700 | 1,778,166 | 1,783,888 |
| **Investment securities available for sale** | | | | | | | | |
| U. S. Government: | | | | | | | | |
| Within one year | 45,245 | 45,353 | 0/4 | 1.98% | 51,560 | 51,563 | — | — |
| One to five years | 20,196 | 20,356 | 1/7 | 1.90 | 25,695 | 25,664 | — | — |
| Total | 65,441 | 65,709 | 0/9 | 1.96 | 77,255 | 77,227 | — | — |
| State, county and municipal: | | | | | | | | |
| One to five years | 282 | 281 | 4/7 | 1.86 | — | — | — | — |
| Five to ten years | 165 | 163 | 9/8 | 6.51 | — | — | — | — |
| Over ten years | 145 | 145 | 29/11 | 1.15 | 1,263 | 1,281 | — | — |
| Total | 592 | 589 | 12/3 | 2.98 | 1,263 | 1,281 | — | — |
| Marketable equity securities | 41,316 | 55,355 | — | — | 41,279 | 53,937 | 28,875 | 38,554 |
| Total investment securities available for sale | 107,349 | 121,653 | 0/10 | 1.97 | 119,797 | 132,445 | 28,875 | 38,554 |
| Total investment securities | $2,524,932 | $2,558,758 | | | $2,778,648 | $2,813,145 | $1,807,041 | $1,822,442 |

The average maturity assumes callable securities mature on their earliest call date; yields are based on amortized cost; yields related to securities that are exempt from federal and/or state income taxes are stated on a taxable-equivalent basis assuming statutory rates of 35% for federal income tax purposes for all periods and 6.90% for state income taxes for 2002 and 2001 and 7.00% for 2000.

*Income on Interest-Earning Assets.*    Interest income amounted to $596.2 million during 2002, a $119.3 million or 16.7 percent decrease from 2001, compared to a $7.3 million or 1.0 percent increase from 2000 to 2001. The decline in interest income during 2002 reflected the net impact of lower yields on interest-earning assets, partially offset by higher average assets. The increase in interest income during 2001, when compared to 2000, resulted from loan growth, partially offset by lower asset yields.

Table 5 analyzes interest-earning assets and interest-bearing liabilities for the five years ending December 31, 2002. To help assess the impact of the tax-exempt status of income earned on certain loans, leases and municipal securities, Table 5 is prepared on a taxable-equivalent basis. The taxable-equivalent yield on interest-earning assets was 5.66 percent during 2002, a 149 basis point decrease from the 7.15 percent reported in 2001. Although the reduction in market interest rates was significant to the yield reduction, also affecting the yield on interest-earning assets is a continual change in our asset mix. As a percentage of average interest-earning assets, loans represented 69.9 percent, 70.8 percent and 77.4 percent during 2002, 2001 and 2000, respectively. The reduction in the ratio of loans to total earning assets during 2001 and 2002 highlights the current economic climate that is characterized by deposit growth prompted by investor fears of

more risky investment options. This deposit growth has generated excess balance sheet liquidity that is not being absorbed by adequate demand for quality loans. As a result, our average investment in lower-yielding investment securities and overnight investments has increased, further reducing our asset yield.

The taxable-equivalent yield on the loan portfolio decreased from 8.00 percent in 2001 to 6.66 percent in 2002. As a result of that reduction, loan interest income decreased $76.1 million or 13.4 percent from 2001. This followed a decrease of $17.9 million or 3.1 percent in loan interest income in 2001 over 2000, the net result of decreased loan yields and higher average loans outstanding. The lower loan yields during 2002 and 2001 reflect the continued reductions in interest rates triggered by reductions in the discount and federal funds rates by the Federal Reserve Bank. These reductions have led to reductions in the prime interest rate, resulting in lower yields on prime-based loans as well as frequent refinancing of fixed-rate loans.

Interest income earned on the investment securities portfolio amounted to $96.7 million, $120.2 million and $97.6 million during 2002, 2001 and 2000, respectively. The taxable-equivalent yield on the investment securities portfolio was 3.71 percent, 5.48 percent and 6.04 percent, respectively, for 2002, 2001 and 2000. The $23.5 million decrease in investment interest income during 2002 reflected lower yields, partially offset by higher average securities. The $22.6 million increase in investment interest income from 2000 to 2001 was the result of increases in average investment securities during 2001, partially offset by a lower taxable-equivalent yield on the investment securities portfolio.

Interest earned on overnight investments was $9.0 million during 2002, compared to $28.7 million during 2001 and $26.1 million during 2000. The $19.7 million reduction during 2002 resulted from a 231 basis point yield reduction and a reduction in average overnight investments. During 2001, interest income earned from overnight investments increased $2.5 million over 2000, the net result of the growth in average overnight investments and a 246 basis point yield reduction.

## INTEREST-BEARING LIABILITIES

At December 31, 2002, and 2001 interest-bearing liabilities totaled $9.30 billion and $9.21 billion, respectively, an increase of $91.2 million or 1.0 percent. The increase during 2002 results from moderately higher levels of interest-bearing deposits, partially offset by lower short-term borrowings and long-term obligations. Interest-bearing liabilities averaged $9.13 billion during 2002, an increase of $330.3 million or 3.8 percent over 2001 levels. During 2001, interest-bearing liabilities averaged $8.80 billion, an increase of $1.03 billion or 13.2 percent over 2000, with much of that growth resulting from time deposits and money market deposits.

*Deposits.* At December 31, 2002, deposits totaled $10.44 billion, an increase of $478.0 million or 4.8 percent from the $9.96 billion in deposits recorded as of December 31, 2001. Total deposits averaged $10.01 billion in 2002, an increase of $602.1 million or 6.4 percent over 2001. Average interest-bearing deposits were $8.34 billion during 2002, an increase of $384.4 million or 4.8 percent. Money market deposits averaged $2.31 billion, an increase of $561.1 million or 32.2 percent over 2001. Average Checking With Interest deposits were $1.27 billion in 2002 and $1.15 billion in 2001. This represented an increase of $121.1 million or 10.6 percent. Management attributes much of the deposit growth during 2002 to continued volatility within the equity markets and investor attraction to the safety and soundness of traditional bank deposits. However, due to very low market interest rates, customers have been reluctant to invest in time deposit products but are instead shifting available liquidity to money market deposit and other checking account products. As a result, average time deposits decreased $331.6 million or 7.4 percent during 2002. These deposits averaged $4.12 billion during 2002, compared to $4.45 billion during 2001.

During 2001, total deposits averaged $9.41 billion, an increase of $1.01 billion or 12.1 percent over 2000. Average interest-bearing deposits were $7.95 billion during 2001, an increase of $912.1 million or 13.0 percent. Time deposits averaged $4.45 billion during 2001, an increase of $593.2 million or 15.4 percent over 2000. Average money market accounts were $1.74 billion during 2001, an increase of $267.1 million or 18.1 percent. As in 2002, we attribute the deposit growth in 2001 primarily to funds leaving more volatile equity markets.

Table 5
AVERACE BALANCE SHEETS

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest Income/Expense | Yield/ Rate | Average Balance | Interest Income/Expense | Yield/ Rate |
| | | (thousands, taxable equivalent) | | | | |
| Assets: | | | | | | |
| Loans .............................. | $ 7,379,607 | $491,770 | 6.66% | $ 7,105,915 | $568,379 | 8.00% |
| Investment securities: | | | | | | |
| U. S. Government ................... | 2,550,835 | 94,794 | 3.72 | 2,147,697 | 117,608 | 5.48 |
| State, county and municipal .......... | 3,699 | 301 | 8.14 | 4,804 | 416 | 8.66 |
| Other ........................... | 56,088 | 1,673 | 2.98 | 43,972 | 2,288 | 5.20 |
| Total investment securities .......... | 2,610,622 | 96,768 | 3.71 | 2,196,473 | 120,312 | 5.48 |
| Overnight investments ................ | 563,345 | 8,974 | 1.59 | 735,686 | 28,676 | 3.90 |
| Total interest-earning assets ......... | 10,553,574 | $597,512 | 5.66% | 10,038,074 | $717,367 | 7.15% |
| Cash and due from banks .............. | 669,770 | | | 592,270 | | |
| Premises and equipment .............. | 494,534 | | | 466,549 | | |
| Other assets ........................ | 235,484 | | | 243,841 | | |
| Reserve for loan losses ............... | (110,123) | | | (104,875) | | |
| Total assets .................... | $11,843,239 | | | $11,235,859 | | |
| Liabilities and shareholders' equity: | | | | | | |
| Interest-bearing deposits: | | | | | | |
| Checking With Interest .............. | $ 1,266,185 | $ 3,450 | 0.27% | $ 1,145,115 | $ 6,060 | 0.53% |
| Savings ............................ | 642,764 | 3,435 | 0.53 | 608,882 | 6,680 | 1.10 |
| Money market accounts .............. | 2,305,486 | 35,743 | 1.55 | 1,744,389 | 54,309 | 3.11 |
| Time deposits ..................... | 4,121,474 | 145,278 | 3.52 | 4,453,109 | 243,703 | 5.47 |
| Total interest-bearing deposits ....... | 8,335,909 | 187,906 | 2.25 | 7,951,495 | 310,752 | 3.91 |
| Short-term borrowings ................ | 529,968 | 4,528 | 0.85 | 660,762 | 20,643 | 3.12 |
| Long-term obligations ................ | 263,291 | 21,584 | 8.20 | 186,636 | 15,115 | 8.10 |
| Total interest-bearing liabilities ...... | 9,129,168 | $214,018 | 2.34% | 8,798,893 | $346,510 | 3.94% |
| Demand deposits .................... | 1,671,489 | | | 1,453,833 | | |
| Other liabilities ..................... | 117,705 | | | 135,759 | | |
| Shareholders' equity .................. | 924,877 | | | 847,374 | | |
| Total liabilities and shareholders' equity ........................ | $11,843,239 | | | $11,235,859 | | |
| Interest rate spread .................... | | | 3.32% | | | 3.21% |
| Net interest income and net yield on interest-earning assets ............... | | $383,494 | 3.63% | | $370,857 | 3.69% |

Average loan balances include nonaccrual loans. Yields related to loans and securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only, are stated on a taxable-equivalent basis assuming a statutory federal income tax rate of 35% for all periods, and state income tax rates of 6.90% for 2002 and 2001 and 7.00% for 2000.

# Table 5
## AVERAGE BALANCE SHEETS (continued)

| | 2000 | | | 1999 | | | 1998 | |
|---|---|---|---|---|---|---|---|---|
| Average Balance | Interest Income/Expense | Yield/Rate | Average Balance | Interest Income/Expense | Yield/Rate | Average Balance | Interest Income/Expense | Yield/Rate |
| | | | | (thousands, taxable equivalent) | | | | |
| $6,955,772 | $587,192 | 8.44% | $6,399,114 | $512,419 | 8.01% | $5,847,531 | $480,741 | 8.22% |
| 1,588,930 | 96,576 | 6.08 | 1,881,591 | 106,435 | 5.66 | 2,273,579 | 133,535 | 5.87 |
| 4,212 | 357 | 8.48 | 2,893 | 217 | 7.50 | 4,340 | 318 | 7.33 |
| 25,442 | 764 | 3.00 | 23,816 | 548 | 2.30 | 27,476 | 507 | 1.85 |
| 1,618,584 | 97,697 | 6.04 | 1,908,300 | 107,200 | 5.62 | 2,305,395 | 134,360 | 5.83 |
| 410,522 | 26,129 | 6.36 | 331,284 | 16,489 | 4.98 | 128,146 | 6,734 | 5.25 |
| 8,984,878 | $711,018 | 7.91% | 8,638,698 | $636,108 | 7.36% | 8,281,072 | $621,835 | 7.51% |
| 476,929 | | | 459,202 | | | 400,896 | | |
| 418,388 | | | 382,092 | | | 343,307 | | |
| 225,861 | | | 239,833 | | | 237,564 | | |
| (100,459) | | | (97,051) | | | (89,819) | | |
| $10,005,597 | | | $9,622,774 | | | $9,173,020 | | |
| | | | | | | | | |
| $1,068,545 | $ 6,338 | 0.59% | $1,074,885 | $ 6,858 | 0.64% | $1,035,761 | $ 10,255 | 0.99% |
| 633,666 | 9,436 | 1.49 | 687,191 | 10,730 | 1.56 | 697,227 | 12,954 | 1.86 |
| 1,477,248 | 63,386 | 4.29 | 1,359,433 | 47,881 | 3.52 | 1,117,286 | 39,135 | 3.50 |
| 3,859,946 | 219,796 | 5.69 | 3,680,867 | 179,452 | 4.88 | 3,725,818 | 193,173 | 5.18 |
| 7,039,405 | 298,956 | 4.25 | 6,802,376 | 244,921 | 3.60 | 6,576,092 | 255,517 | 3.89 |
| 578,850 | 31,219 | 5.39 | 557,210 | 23,921 | 4.29 | 539,263 | 25,850 | 4.79 |
| 154,634 | 12,653 | 8.18 | 157,897 | 12,700 | 8.04 | 133,935 | 10,704 | 7.99 |
| 7,772,889 | $342,828 | 4.41% | 7,517,483 | $281,542 | 3.75% | 7,249,290 | $292,071 | 4.03% |
| 1,351,515 | | | 1,303,067 | | | 1,183,223 | | |
| 117,807 | | | 108,665 | | | 111,418 | | |
| 763,386 | | | 693,559 | | | 629,089 | | |
| $10,005,597 | | | $9,622,774 | | | $9,173,020 | | |
| | | 3.50% | | | 3.61% | | | 3.48% |
| | $368,190 | 4.10% | | $354,566 | 4.10% | | $329,764 | 3.98% |

During 2002, time deposits in excess of $100,000 averaged 10.87 percent of total deposits, compared to 11.43 percent in 2001. We do not accept brokered deposits or solicit out-of-market deposits. Table 6 provides a maturity distribution for these deposits.

**Table 6**
**MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE**

| | December 31, 2002 |
|---|---|
| | (thousands) |
| Less than three months | $ 354,185 |
| Three to six months | 198,378 |
| Six to 12 months | 223,961 |
| More than 12 months | 286,707 |
| Total | $1,063,231 |

*Short-Term Borrowings.* At December 31, 2002, short-term borrowings totaled $462.6 million, compared to $611.4 million one year earlier. For the year ended December 31, 2002, short-term borrowings averaged $530.0 million, compared to $660.8 million during 2001 and $578.9 million during 2000. The $130.8 million or 19.8 percent decrease from 2001 to 2002 resulted from lower master notes, repurchase obligations and federal funds purchased, such reductions in turn being caused by the very low market rates of interest paid on such accounts during 2002. The $81.9 million or 14.2 percent increase from 2000 to 2001 resulted from higher levels of master notes and repurchase obligations as business customers more extensively utilized these forms of cash management instruments. Table 7 provides additional information regarding short-term borrowed funds.

**Table 7**
**SHORT-TERM BORROWINGS**

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amount | Rate | Amount | Rate | Amount | Rate |
| | | | (thousands) | | | |
| Master notes | | | | | | |
| At December 31 | $239,718 | 0.40% | $305,537 | 0.85% | $322,944 | 5.39 |
| Average during year | 272,736 | 0.91 | 329,941 | 3.16 | 309,145 | 5.35 |
| Maximum month-end balance during year | 290,574 | — | 343,886 | — | 327,774 | — |
| Repurchase agreements | | | | | | |
| At December 31 | 166,201 | 0.25 | 201,763 | 0.60 | 181,404 | 4.89 |
| Average during year | 194,704 | 0.52 | 213,830 | 2.50 | 170,925 | 4.88 |
| Maximum month-end balance during year | 203,456 | — | 231,353 | — | 197,113 | — |
| Federal funds purchased | | | | | | |
| At December 31 | 30,980 | 0.98 | 41,700 | 1.21 | 71,825 | 5.93 |
| Average during year | 41,044 | 1.52 | 63,115 | 3.97 | 43,157 | 6.23 |
| Maximum month-end balance during year | 53,000 | — | 92,850 | — | 73,015 | — |
| Other | | | | | | |
| At December 31 | 25,728 | 1.12 | 62,390 | 2.25 | 56,199 | 4.16 |
| Average during year | 21,484 | 1.85 | 53,876 | 4.39 | 55,623 | 6.56 |
| Maximum month-end balance during year | 61,371 | — | 63,408 | — | 63,893 | — |

BancShares continues to have access to various short-term borrowings, including the purchase of federal funds, overnight repurchase obligations and credit lines with various correspondent banks. Management anticipates continued use of these credit sources as needed during 2003.

*Long-Term Obligations.* At December 31, 2002 and 2001, long-term obligations totaled $253.4 million and $284.0 million, respectively. In each case, the outstanding balance includes $250 million in trust preferred capital securities, $150 million of which were issued in 1998 and $100 million that was issued in October of 2001. The December 31, 2001 balance also includes $30 million in borrowings that were repaid during 2002.

During 2002, long-term obligations averaged $263.3 million, compared to $186.6 million during 2001 and $154.6 million during 2000. The $76.7 million increase during 2002 reflects the full-year impact of the $100 million in trust preferred capital securities that were issued during 2001, net of the early repayment of $30 million in long-term obligations. The higher level of long-term obligations during 2001, when compared to 2000, results from the partial-year impact of the trust preferred securities and the $30 million that was borrowed during 2001.

*Expense of Interest-Bearing Liabilities.* Interest expense amounted to $214.0 million in 2002, a $132.5 million or 38.2 percent decrease from 2001. This followed a $3.7 million or 1.1 percent increase in interest expense during 2001 compared to 2000. The decrease in interest expense during 2002 was the result of lower market interest rates, while the increase in interest expense during 2001 was the net result of higher average volume, partially offset by lower interest rates. The blended rate on all interest-bearing liabilities was 2.34 percent during 2002, compared to 3.94 percent in 2001 and 4.41 percent in 2000. The reductions during 2002 and 2001 resulted from the actions by the Federal Reserve Bank to lower discount and federal funds rates repeatedly during 2001 and again during late 2002. The reductions in these key index rates pushed deposit and other borrowing costs lower during 2001 and 2002.

The aggregate rate on interest-bearing deposits was 2.25 percent during 2002, compared to 3.91 percent during 2001 and 4.25 percent during 2000. Interest expense on interest-bearing deposits amounted to $187.9 million during 2002, a 39.5 percent decrease from the $310.8 million recorded during 2001, which was a 3.9 percent increase over the $299.0 million recorded during 2000. The decline in interest expense from 2001 to 2002 was the net result of lower interest rates and higher average deposits. From 2000 to 2001, the increase in interest expense was the result of higher average deposit balances partially offset by lower average interest rates.

Interest expense for time deposits was $145.3 million during 2002, a $98.4 million or 40.4 percent decrease from 2001, the combined result of lower interest rates and a reduction in average time deposit balances. The $243.7 million in interest expense recorded during 2001 represents a $23.9 million or 10.9 percent increase over 2000, the net result of growth in average time deposits, partially offset by the impact of interest rate reductions.

Interest expense on short-term borrowings amounted to $4.5 million in 2002, a decrease of $16.1 million or 78.1 percent from 2001. Interest expense related to short-term borrowings totaled $20.6 million and $31.2 million, respectively, in 2001 and 2000. The decrease during 2002 was attributable to lower interest rates and decreases in average short-term borrowings. During 2001, the decline in interest expense resulted from lower interest rates, partially offset by higher average short-term borrowings when compared to 2000.

Interest expense associated with long-term obligations increased $6.5 million or 42.8 percent during 2002 to $21.6 million. The increase resulted from higher average volume, resulting from the full-year impact of the 2001 trust preferred securities and slightly higher rates. Due to the fixed-rate nature of the $250 million in trust preferred capital securities, the reductions in market interest rates during 2001 and 2002 did not reduce the cost of these borrowings.

## NET INTEREST INCOME

Net interest income was $382.2 million during 2002, a $13.2 million or 3.6 percent increase over 2001. During 2001, net interest income was $368.9 million, a $3.6 million or 1.0 percent increase over 2000. Taxable-equivalent net interest income totaled $383.5 million during 2002, an increase of $12.6 million or 3.4 percent over 2001. This followed an increase of $2.7 million or 0.7 percent during 2001. Table 8 presents the annual changes in net interest income due to changes in volume, yields and rates. This table is presented on a taxable-equivalent basis to adjust for the tax-exempt status of income earned on certain loans, leases and municipal securities.

As Table 8 demonstrates, the combination of rapidly falling interest rates and the extremely low level to which such interest rates fell significantly challenged our ability to generate increased net interest income during 2002 and 2001. We were unable to adjust the interest rate paid on many of our deposit products in a similar magnitude as that which our interest-earning assets were being impacted by actions of the Federal Reserve Bank. However, in both years, the impact of balance sheet growth was adequate to more than offset the unfavorable impact of lower interest rates. The unfavorable impact of market interest rates on our net interest income is evident by the trend noted in the taxable-equivalent net yield on interest-earning assets, which measures the relationship between taxable-equivalent net interest income and average interest-earning assets. Despite the small increases in net interest income in each successive year, the net yield declined from 4.10 percent in 2000 to 3.69 percent in 2001 and 3.63 percent in 2002.

**Table 8**

**CHANGES IN CONSOLIDATED TAXABLE EQUIVALENT NET INTEREST INCOME**

| | 2002 | | | 2001 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Change from previous year due to: | | | Change from previous year due to: | | |
| | Volume | Yield/ Rate | Total Change | Volume | Yield/ Rate | Total Change |
| | (thousands) | | | | | |
| Assets: | | | | | | |
| Loans | $ 20,065 | $ (96,674) | $ (76,609) | $12,342 | $(31,155) | $(18,813) |
| Investment securities: | | | | | | |
| U. S. Government | 18,528 | (41,342) | (22,814) | 32,280 | (11,248) | 21,032 |
| State, county and municipal | (93) | (22) | (115) | 51 | 8 | 59 |
| Other | 495 | (1,110) | (615) | 760 | 764 | 1,524 |
| Total investment securities | 18,930 | (42,474) | (23,544) | 33,091 | (10,476) | 22,615 |
| Overnight investments | (4,715) | (14,987) | (19,702) | 16,685 | (14,138) | 2,547 |
| Total interest-earning assets | $ 34,280 | $(154,135) | $(119,855) | $62,118 | $(55,769) | $ 6,349 |
| Liabilities: | | | | | | |
| Deposits: | | | | | | |
| Checking With Interest | $ 485 | $ (3,095) | $ (2,610) | $ 430 | $ (708) | $ (278) |
| Savings | 276 | (3,521) | (3,245) | (320) | (2,436) | (2,756) |
| Money market accounts | 13,083 | (31,649) | (18,566) | 9,890 | (18,967) | (9,077) |
| Time | (14,920) | (83,505) | (98,425) | 33,119 | (9,212) | 23,907 |
| Total interest-bearing deposits | (1,076) | (121,770) | (122,846) | 43,119 | (31,323) | 11,796 |
| Short-term borrowings | (2,602) | (13,513) | (16,115) | 3,488 | (14,064) | (10,576) |
| Long-term obligations | 6,246 | 223 | 6,469 | 2,605 | (143) | 2,462 |
| Total interest-bearing liabilities | $ 2,568 | $(135,060) | $(132,492) | $49,212 | $(45,530) | $ 3,682 |
| Change in net interest income | $ 31,712 | $ (19,075) | $ 12,637 | $12,906 | $(10,239) | $ 2,667 |

Changes in income relating to certain loans and investment securities are stated on a taxable-equivalent basis at a rate that approximates BancShares' marginal tax rate. The taxable equivalent adjustment was $1,343 and $1,940 for the years 2002 and 2001 respectively. Table 5 provides detailed information on average balances, income/expense, yield/rate by category and the relevant income tax rates. The rate/volume variance is allocated equally between the changes in volume and rate.

Another measure of the impact of lower interest rates is the interest rate spread, which measures the absolute difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, without regard to any balance sheet changes. The interest rate spread was 3.32 percent during 2002, 3.21 during 2001 and 3.50 percent during 2000. We attribute the 11 basis point increase in the interest rate spread during 2002 to a reduction in time deposits, which contributed to the decline in the blended rate on interest-bearing liabilities. This shift from higher-cost time deposits to transaction deposits caused the rate on interest-bearing liabilities to fall faster than the yield on interest-earning assets. The reduction in the interest rate spread during 2001 resulted from market-driven reductions in interest rates.

## Table 9
## INTEREST-SENSITIVITY ANALYSIS

| December 31, 2002 | 1-30 Days Sensitive | 31-90 Days Sensitive | 91-180 Days Sensitive | 181-365 Days Sensitive | Total One Year Sensitive | Total Nonsensitive | Total |
|---|---|---|---|---|---|---|---|
| | | | | (thousands) | | | |
| **Assets:** | | | | | | | |
| Loans ................. | $4,025,286 | $130,624 | $204,950 | $395,250 | $4,756,110 | $2,864,153 | $ 7,620,263 |
| Investment securities held to maturity .............. | 136,674 | 420,028 | 542,868 | 544,310 | 1,643,880 | 773,703 | 2,417,583 |
| Investment securities available for sale ......... | 25,078 | — | — | 20,275 | 45,353 | 76,300 | 121,653 |
| Overnight investments ...... | 623,570 | — | — | — | 623,570 | — | 623,570 |
| Total interest-earning assets .............. | $4,810,608 | $550,652 | $747,818 | $959,835 | $7,068,913 | $3,714,156 | $10,783,069 |
| **Liabilities:** | | | | | | | |
| Interest-bearing deposits .... | $4,570,765 | $580,600 | $808,801 | $909,655 | $6,869,821 | $1,712,223 | $ 8,582,044 |
| Short-term borrowings ...... | 462,075 | — | — | 552 | 462,627 | — | 462,627 |
| Long-term obligations ...... | — | — | — | — | — | 253,409 | 253,409 |
| Total interest-bearing liabilities .......... | $5,032,840 | $580,600 | $808,801 | $910,207 | $7,332,448 | $1,965,632 | $ 9,298,080 |
| Interest-sensitivity gap .... | $ (222,232) | $ (29,948) | $ (60,983) | $ 49,628 | $ (263,535) | $1,748,524 | $ 1,484,989 |

Assets and liabilities with maturities of one year or less and those that may be adjusted within this period are considered interest sensitive. The interest-sensitivity position has meaning only as of the date for which it was prepared.

*Rate Sensitivity.* A principal objective of BancShares' asset/liability function is to manage interest rate risk or the exposure to changes in interest rates. Management maintains portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities that will protect against extreme interest rate fluctuations, thereby limiting to the extent possible, the ultimate interest rate exposure. Table 9 provides BancShares' interest-sensitivity position as of December 31, 2002, which reflected a one-year negative interest-sensitivity gap of $263.5 million. Theoretically, as a result of this liability-sensitive position, we would expect that increases in interest rates would have an unfavorable impact on net interest income and that further reductions in interest rates would have a favorable impact on net interest income. However, we anticipate portions of our interest-bearing deposits that are classified as sensitive to changes in interest rates would not immediately respond to interest rate increases until more traditional interest rate spreads between transaction deposits and time deposits are re-established. As a result, management believes that an increase in interest rates would likely have a favorable effect on net interest income. Conversely, we project that further interest rate reductions would cause net interest income to decline due to an inability to adjust certain deposit accounts' rates accordingly.

To minimize the potential adverse impact of interest rate fluctuations, management monitors the maturity and repricing distribution of the loan portfolio to reduce its interest rate risk. Additionally, much of the residential mortgage loan production is originated through a correspondent, protecting BancShares from the interest rate exposure that is typical in such lending. Table 10 details the maturity and repricing distribution as of December 31, 2002. Of the gross loans outstanding on December 31, 2002, 43.3 percent have scheduled maturities within one year, 35.4 percent have scheduled maturities between one and five years, while the remaining 21.3 percent have scheduled maturities extending beyond five years. While BancShares continues to have a large percentage of its loan portfolio at fixed interest rates, we continue to offer competitive variable rate lending options to lessen our interest rate exposure.

**Table 10**
**LOAN MATURITY DISTRIBUTION AND INTEREST RATE SENSITIVITY**

| | December 31, 2002 | | | |
| | Within One Year | One to Five Years | After Five Years | Total |
|---|---|---|---|---|
| | (thousands) | | | |
| Real estate: | | | | |
| Construction and land development .......................... | $ 453,223 | $ 299,835 | $ 46,220 | $ 799,278 |
| Mortgage: | | | | |
| Commercial ........................................ | 1,251,888 | 644,889 | 138,869 | 2,035,646 |
| 1-4 family residential ............................... | 408,678 | 308,443 | 340,961 | 1,058,082 |
| Revolving .......................................... | 93,108 | 332,527 | 909,389 | 1,355,024 |
| Other ............................................. | 92,144 | 48,259 | 9,823 | 150,226 |
| Total real estate loans .............................. | 2,299,041 | 1,633,953 | 1,445,262 | 5,378,256 |
| Commercial and industrial ............................. | 512,076 | 289,714 | 123,985 | 925,775 |
| Consumer ........................................... | 442,230 | 663,345 | 48,705 | 1,154,280 |
| Lease financing ...................................... | 35,343 | 106,029 | — | 141,372 |
| Other .............................................. | 12,196 | 6,925 | 1,459 | 20,580 |
| Total ........................................... | $3,300,886 | $2,699,966 | $1,619,411 | $7,620,263 |
| Loans maturing after one year with: | | | | |
| Fixed interest rates ................................. | | $2,015,038 | $ 613,855 | $2,628,893 |
| Floating or adjustable rates .......................... | | 684,928 | 1,005,556 | 1,690,484 |
| Total ........................................... | | $2,699,966 | $1,619,411 | $4,319,377 |

*Market risk disclosures.* Table 11 provides information regarding the market risk profile of BancShares at December 31, 2002. Market risk is the potential economic loss resulting from changes in market prices and interest rates. This risk can result in diminished current fair values or reduced net interest income or both in future periods. The more significant changes in our market risk profile from December 31, 2001 to December 31, 2002 include:

- the fair value of investment securities held to maturity has declined $243.6 million or 9.1 percent; all of the decrease relates to reductions in fixed-rate securities;

- the fair value of investment securities available for sale has decreased $10.8 million or 8.9 percent; excluding the marketable equity securities, all of the decrease relates to reductions in fixed-rate securities;

- the fair value of fixed rate loans has declined $737.8 million or 17.4 percent, the result of refinance activity among fixed rate loans during 2002;

- the fair value of variable rate loans has increased $1.13 billion or 38.0 percent due to strong demand for Equity Line and other variable rate loans during 2002;

- the fair value of savings and interest-bearing checking deposits increased $726.6 million or 18.7 percent, the result of general volume increases;

- the fair value of fixed rate time deposits decreased $388.0 million or 8.7 percent; the decrease results from reductions in short-term time deposits;

- the fair value of short-term borrowings declined $148.8 million due to a reduction in short-term borrowings;

- the fair value of long-term obligations, all of which are fixed-rate, decreased $16.9 million or 6.1 percent, the result of a reduction in long-term borrowings;

Table 11
## MARKET RISK DISCLOSURES

| | Maturing in Years ended December 31, | | | | | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | | | |
| | | | (thousands) | | | | | |
| **Assets:** | | | | | | | | |
| Investment securities held to maturity | | | | | | | | |
| Fixed rate | $1,643,887 | $692,629 | $ 52,980 | $ 83 | $ 211 | $ 27,793 | $2,417,583 | $2,437,105 |
| Average rate (%) | 2.70% | 2.14% | 4.14% | 4.43% | 1.23% | 5.69% | 2.60% | |
| Investment securities available for sale | | | | | | | | |
| Fixed rate | 45,353 | 20,356 | — | — | — | 589 | 66,298 | 66,298 |
| Average rate (%) | 1.98% | 1.90% | | | | 2.57% | 1.96% | |
| Equity securities | — | — | — | — | — | 55,355 | 55,355 | 55,355 |
| Loans | | | | | | | | |
| Fixed rate | 665,314 | 599,641 | 482,465 | 566,709 | 345,417 | 869,921 | 3,529,467 | 3,500,802 |
| Average rate (%) | 7.64% | 7.55% | 7.47% | 7.13% | 7.16% | 7.41% | 7.42% | — |
| Variable rate | 1,086,365 | 497,382 | 444,155 | 475,398 | 515,553 | 1,071,943 | 4,090,796 | 4,090,796 |
| Average rate (%) | 5.24% | 5.61% | 5.50% | 5.02% | 4.89% | 5.15% | 5.22% | |
| **Liabilities:** | | | | | | | | |
| Savings and interest-bearing checking | | | | | | | | |
| Fixed rate | 4,611,710 | — | — | — | — | — | 4,611,710 | 4,611,710 |
| Average rate (%) | 0.52% | | | | | | 0.52% | |
| Time deposits | | | | | | | | |
| Fixed rate | 2,855,749 | 715,390 | 149,040 | 82,555 | 116,890 | 145 | 3,919,769 | 4,072,489 |
| Average rate (%) | 2.62% | 3.75% | 5.57% | 4.71% | 4.13% | 4.42% | 3.03% | |
| Variable rate | 41,253 | 9,312 | — | — | — | — | 50,565 | 50,565 |
| Average rate (%) | 1.30% | 1.50% | | | | | 1.34% | |
| Short-term borrowings | | | | | | | | |
| Fixed rate | 462,627 | — | — | — | — | — | 462,627 | 462,627 |
| Average rate (%) | 0.42% | | | | | | 0.42% | |
| Long-term obligation | | | | | | | | |
| Fixed rate | 48 | 349 | 2,463 | 376 | — | 250,173 | 253,409 | 258,277 |
| Average rate (%) | 12.00% | 8.13% | 7.94% | 7.50% | | 8.19% | 8.18% | |

## ASSET QUALITY

*Nonperforming Assets.* Nonperforming assets include nonaccrual loans and other real estate. With the exception of certain residential mortgage loans, the accrual of interest on loans is discontinued when we deem that collection of additional principal or interest is doubtful; loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms. The accrual of interest on certain residential mortgage loans is discontinued when a loan is more than three monthly payments past due; the accrual of interest on these loans resumes when the loan is less than three monthly payments past due. Other real estate includes foreclosed property as well as branch facilities we have closed but have yet to be sold. Nonperforming assets balances for the past five years are presented in Table 12.

BancShares' nonperforming assets at December 31, 2002 totaled $22.9 million, compared to $20.2 million at December 31, 2001 and $17.8 million at December 31, 2000. As a percentage of total loans and other real estate, nonperforming assets represented 0.30 percent, 0.28 percent and 0.25 percent as of December 31, 2002, 2001 and 2000. Nonperforming assets included nonaccrual loans totaling $15.5 million at December 31, 2002, compared to $14.0 million at December 31, 2001 and $15.9 million at December 31, 2000. At December 31, 2002, nonaccrual loans included $9.3 million in balances classified as impaired. At December 31, 2001, impaired loans totaled $6.3 million. The increases in loan balances classified as nonaccrual and impaired during 2002 resulted from the weak economy as well as our ongoing efforts to identify and successfully resolve credit exposures.

Table 12
**RISK ELEMENTS**

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 | | 1999 | | 1998 |
| | (thousands, except ratios) | | | | | | | | |
| Nonaccrual loans | $ | 15,521 | $ | 13,983 | $ | 15,933 | $ | 10,720 | $ 12,489 |
| Other real estate | | 7,330 | | 6,263 | | 1,880 | | 1,600 | 1,529 |
| Total nonperforming assets | $ | 22,851 | $ | 20,246 | $ | 17,813 | $ | 12,320 | $ 14,018 |
| Accruing loans 90 days or more past due | $ | 9,566 | $ | 12,981 | $ | 6,731 | $ | 3,576 | $ 5,721 |
| Loans at December 31 | $7,620,263 | | $7,196,177 | | $7,109,692 | | $6,751,039 | | $6,195,591 |
| Ratio of nonperforming assets to total loans plus other real estate | | 0.30% | | 0.28% | | 0.25% | | 0.18% | 0.23% |
| Interest income that would have been earned on nonperforming loans had they been performing | $ | 1,190 | $ | 1,060 | $ | 1,209 | $ | 894 | $ 1,108 |
| Interest income earned on nonperforming loans | | 753 | | 333 | | 587 | | 287 | 409 |

There are no loan concentrations to any multiple number of borrowers engaged in similar activities or industries in excess of 10 percent of total loans at December 31, 2002. There were no foreign loans outstanding in any period.

Other real estate totaled $7.3 million, $6.3 million and $1.9 million at December 31, 2002, 2001 and 2000, respectively, the result of higher foreclosure activity required during 2002 to minimize losses from deteriorating credits. Although our levels of nonperforming assets increased during 2002 and 2001, we noted an improvement in delinquencies as of December 31, 2002. Accruing loans 90 days or more past due totaled $9.6 million at December 31, 2002, compared to $13.0 million at December 31, 2001.

Management anticipates the level of nonperforming assets will not decline from the current levels until consistently positive trends in economic activity are evident. Should economic conditions worsen, we would expect to see higher levels of nonperforming assets. Management continues to closely monitor past due accounts to identify any loans that should be classified as impaired or non-accrual.

*Reserve for Loan Losses.* At December 31, 2002, BancShares' reserve for loan losses was $112.5 million or 1.48 percent of loans outstanding. This compares to $107.1 million or 1.49 percent at December 31, 2001, and $102.7 million or 1.44 percent at December 31, 2000.

The provision for loan losses charged to operations was $26.6 million during 2002 compared to $24.1 million during 2001 and $15.5 million during 2000. The $2.4 million or 10.0 percent increase in provision for loan losses from 2001 to 2002 resulted from growth in nonperforming assets, higher loss estimates and higher net charge-offs during 2002.

Net charge-offs for 2002 totaled $21.1 million, compared to $18.9 million during 2001, and $11.5 million during 2000. The ratio of net charge-offs to average loans outstanding equaled 0.29 percent during 2002, 0.27 percent during 2001 and 0.17 percent during 2000. Despite the increases during 2001 and 2002, these loss ratios continue to reflect the quality of BancShares' loan portfolio. Table 13 provides details concerning the reserve for loan losses and provision for loan losses for the past five years.

## Table 13
## SUMMARY OF LOAN LOSS EXPERIENCE

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | (thousands, except ratios) | | | | |
| Balance at beginning of year | $ 107,087 | $ 102,655 | $ 98,690 | $ 96,115 | $ 84,360 |
| Adjustment for sale of loans | — | (777) | — | — | — |
| Provision for loan losses | 26,550 | 24,134 | 15,488 | 11,672 | 19,879 |
| Charge-offs: | | | | | |
| Real estate: | | | | | |
| Construction and land development | (580) | (205) | — | (7) | (2) |
| Mortgage: | | | | | |
| Commercial | (1,186) | (2,758) | (280) | (111) | (112) |
| 1-4 family residential | (2,916) | (1,171) | (898) | (966) | (826) |
| Revolving | (902) | (899) | (805) | (23) | (134) |
| Other | — | — | — | — | — |
| Total real estate loans | (5,584) | (5,033) | (1,983) | (1,107) | (1,074) |
| Commercial and industrial | (7,654) | (6,736) | (5,678) | (1,800) | (2,001) |
| Consumer | (10,117) | (10,101) | (8,199) | (10,748) | (10,789) |
| Lease financing | (1,585) | (422) | (46) | (32) | (203) |
| Total charge-offs | (24,940) | (22,292) | (15,906) | (13,687) | (14,067) |
| Recoveries: | | | | | |
| Real estate: | | | | | |
| Construction and land development | — | — | 8 | 42 | 93 |
| Mortgage: | | | | | |
| Commercial | 954 | 504 | 688 | 1,262 | 2,877 |
| 1-4 family residential | 239 | 260 | 347 | 368 | 689 |
| Revolving | 15 | 58 | 33 | 13 | 10 |
| Other | — | — | — | — | — |
| Total real estate loans | 1,208 | 822 | 1,076 | 1,685 | 3,669 |
| Commercial and industrial | 1,212 | 755 | 1,581 | 835 | 512 |
| Consumer | 1,413 | 1,787 | 1,726 | 2,070 | 1,762 |
| Lease financing | 3 | 3 | — | — | — |
| Total recoveries | 3,836 | 3,367 | 4,383 | 4,590 | 5,943 |
| Net charge-offs | (21,104) | (18,925) | (11,523) | (9,097) | (8,124) |
| Balance at end of year | $ 112,533 | $ 107,087 | $ 102,655 | $ 98,690 | $ 96,115 |
| **Historical Statistics** | | | | | |
| Balances | | | | | |
| Average total loans | $7,379,607 | $7,105,915 | $6,955,772 | $6,399,114 | $5,847,531 |
| Total loans at year-end | 7,620,263 | 7,196,177 | 7,109,692 | 6,751,039 | 6,195,591 |
| Ratios | | | | | |
| Net charge-offs to average total loans | 0.29% | 0.27% | 0.17% | 0.14% | 0.14% |
| Reserve for loan losses to total loans at year-end | 1.48 | 1.49 | 1.44 | 1.46 | 1.55 |

All information presented in this table relates to domestic loans as BancShares makes no foreign loans.

Gross charge-offs for 2002 were $24.9 million, compared to $22.3 million in 2001, an increase of $2.6 million or 11.9 percent. Gross charge-offs in 2001 represented a $6.4 million or 40.1 percent increase over the $15.9 million recorded in 2000. During 2002, BancShares experienced increases of $1.7 million in charge-offs of residential mortgage loans and $1.2 million among lease financing loans. The growth in residential mortgage charge-offs during 2002 resulted primarily from higher losses within our affordable closed-end mortgage loans and losses on our revolving EquityLine product. The losses sustained within our leasing operation were attributed to events that management believes will not recur in 2003.

During 2002, total recoveries were $3.8 million, compared to $3.4 million during 2001 and $4.4 million during 2000. During 2002, gross recoveries increased $469,000 or 13.9 percent due to increases in recoveries of commercial mortgage and commercial and industrial loans. The reduction in recoveries during 2001 resulted from lower recoveries of commercial and industrial loans. We continue to seek recovery of amounts previously charge-off as long as those efforts seem prudent.

## Table 14
## ALLOCATION OF RESERVE FOR LOAN LOSSES

| | December 31 | | | | | | | | | |
| | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
| | Reserve | Percent of Loans to Total Loans | Reserve | Percent of Loans to Total Loans | Reserve | Percent of Loans to Total Loans | Reserve | Percent of Loans to Total Loans | Reserve | Percent of Loans to Total Loans |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (thousands) | | | | | |
| Real estate: | | | | | | | | | | |
| Construction and land development | $ 7,911 | 10.49% | $ 7,099 | 11.14% | $ 5,411 | 10.53% | $ 4,653 | 9.45% | $ 3,027 | 8.54% |
| Mortgage: | | | | | | | | | | |
| Commercial | 31,380 | 26.71 | 32,875 | 25.14 | 31,786 | 21.71 | 32,198 | 20.83 | 26,835 | 18.91 |
| 1-4 family residential | 5,581 | 13.89 | 6,498 | 17.51 | 6,416 | 20.90 | 5,721 | 19.24 | 11,182 | 20.44 |
| Revolving | 7,519 | 17.52 | 5,349 | 14.23 | 4,600 | 11.98 | 4,098 | 11.19 | 3,338 | 9.96 |
| Other | 1,863 | 1.97 | 2,290 | 2.10 | 2,860 | 2.44 | 3,232 | 2.20 | 3,075 | 2.39 |
| Total real estate | 54,254 | 70.58 | 54,111 | 70.12 | 51,073 | 67.56 | 49,902 | 62.91 | 47,457 | 60.24 |
| Commercial and industrial | 23,705 | 12.15 | 19,833 | 12.72 | 19,951 | 13.06 | 20,084 | 14.51 | 13,591 | 13.60 |
| Consumer | 25,326 | 15.14 | 23,754 | 14.92 | 24,523 | 17.13 | 26,279 | 20.63 | 32,099 | 24.48 |
| Lease financing | 2,036 | 1.86 | 1,624 | 1.95 | 1,560 | 1.89 | 1,572 | 1.84 | 1,123 | 1.51 |
| Other | 255 | 0.27 | 151 | 0.29 | 254 | 0.36 | 190 | 0.11 | 180 | 0.17 |
| Unallocated | 6,957 | | 7,614 | | 5,294 | | 663 | | 1,665 | |
| Total | $112,533 | 100.00% | $107,087 | 100.00% | $102,655 | 100.00% | $98,690 | 100.00% | $96,115 | 100.00% |

Table 14 details management's allocation of the reserve among the various loan types. The process used to allocate the loan loss reserve considers, among other factors, whether the borrower is a retail or commercial customer, whether the loan is secured or unsecured, and whether the loan is an open or closed-end agreement. Generally, loans to commercial customers are evaluated individually and assigned a credit grade, while loans to retail customers are evaluated among groups of loans with similar characteristics. Loans evaluated individually are assigned a credit grade using such factors as the borrower's cash flow, the value of any underlying collateral and the value of any guarantee. The rating becomes the basis for the reserve allocation for that individual loan. Groups of loans are aggregated over their remaining lives and probable loss projections for each period become the basis for the reserve allocation. The loss projections are based on historical loss patterns and current economic conditions. The amount of the reserve for loan losses not allocated through these loss models represents the unallocated reserve. The unallocated reserve reduction during 2002 occurred as credit exposures were identified and reserves for specific loan types were increased. The growth in the unallocated reserve during 2001 resulted from growth in nonperforming assets, higher net charge-offs and greater uncertainty resulting from current economic conditions.

## NONINTEREST INCOME

Total noninterest income was $221.4 million during 2002, an increase of $5.8 million or 2.7 percent. Noninterest income during 2001 was $215.6 million, a $13.4 million or 6.6 percent increase over the $202.2 million recorded during 2000. During 2002, 2001 and 2000, various nonrecurring items have had a significant impact on noninterest income. During 2002, securities transactions resulted in a $1.1 net loss. Nonrecurring noninterest income was $7.5 million in 2001 and $26.1 million in 2000. Table 15 presents the major components of noninterest income for the past five years.

Much of the increase in core noninterest income during 2002 can be attributed to increases in service charges on deposit accounts, cardholder and merchant services income and commissioned-based income. Service charge income was $75.9 million during 2002, compared to $70.1 million in 2001 and $59.4 million in 2000. The $5.8 million or 8.3 percent increase in service charge income during 2002 results from higher bad check fees and commercial service charges. The growth in commercial service charges reflects the impact of lower market interest rates since service charges on commercial accounts are typically calculated net of a credit for the deposit balances maintained. During 2002 and 2001, as

the earnings credit rate declined, the amount of service charge realized increased. Assuming that interest rates remain stable, we anticipate commercial service charges will increase slightly due to growth in account relationships. Among other components of service charge income, we project modest increases as per-item fees are adjusted to reflect current market prices.

Cardholder and merchant services income was $49.4 million in 2002, $44.4 million in 2001 and $38.6 million in 2000. The $5.0 million, or 11.2 percent, increase in cardholder and merchant services income from 2001 to 2002 was the result of higher credit card merchant income and higher interchange fees collected from credit and debit card transactions. Cardholder and merchant services income increased $5.8 million or 15.0 percent from 2000 to 2001, also the result of higher merchant services and interchange income. During 2003, we anticipate growth among merchant volume and credit and debit card transactions, which we anticipate will result in higher cardholder and merchant services income.

Table 15
NONINTEREST INCOME

| | Year ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | (thousands) | | | | |
| Core noninterest income: | | | | | |
| Service charges on deposit accounts | $ 75,870 | $ 70,066 | $ 59,384 | $ 55,169 | $ 47,055 |
| Cardholder and merchant services income | 49,387 | 44,399 | 38,622 | 32,801 | 27,404 |
| Commission-based income: | | | | | |
| Investments | 14,844 | 12,585 | 12,974 | 10,700 | 9,034 |
| Insurance | 5,930 | 5,220 | 3,718 | 3,072 | 1,325 |
| Other | 1,193 | 1,969 | 603 | — | — |
| Total commission-based income | 21,967 | 19,774 | 17,295 | 13,772 | 10,359 |
| Fees from processing services | 18,929 | 17,452 | 14,556 | 12,987 | 11,652 |
| Trust income | 14,897 | 15,114 | 14,814 | 13,848 | 12,710 |
| Mortgage income | 12,699 | 12,557 | 5,172 | 6,440 | 8,797 |
| ATM income | 9,205 | 9,552 | 9,059 | 8,674 | 8,551 |
| Other service charges and fees | 14,744 | 13,896 | 12,077 | 9,935 | 10,176 |
| Other | 4,772 | 5,256 | 5,129 | 4,944 | 5,646 |
| Total core noninterest income | 222,470 | 208,066 | 176,108 | 158,570 | 142,350 |
| Other items: | | | | | |
| Securities transactions | (1,081) | 7,189 | 1,810 | 1,706 | — |
| Gain on sale of mortgage servicing rights | — | 300 | 20,187 | — | — |
| Gain on sale of branches | — | — | 4,085 | 5,063 | 3,067 |
| Total other items | (1,081) | 7,489 | 26,082 | 6,769 | 3,067 |
| Total | $221,389 | $215,555 | $202,190 | $165,339 | $145,417 |

Commission-based income totaled $22.0 million during 2002, an increase of $2.2 million or 11.1 percent. BancShares reported $19.8 million in commission-based income during 2001, an increase of $2.5 million or 14.3 percent over 2000. The increase during 2002 resulted from fees generated by our registered broker-dealer, First Citizens Investor Services, and our insurance agency. The growth during 2001 resulted primarily from higher insurance and factoring commissions. Acquisitions of insurance agencies and the growth in business related to BancShares' insurance agency operations has been a significant factor in the growth in insurance commission income. First Citizens Investor Services and the insurance agency continue to show signs of healthy growth. Although growth in commissions from broker-dealer activities are dependent on the health of investment markets, insurance commissions appear poised to surpass their 2002 levels during 2003.

During 2002, fees from processing services totaled $18.9 million, an increase of $1.5 million or 8.5 percent over 2001. During 2001, BancShares recognized $17.5 million in fees from processing services, an increase of $2.9 million or 19.9 percent over the $14.6 million recognized during 2000. Increases during 2002 and 2001 result from growth in the number of transactions processed. In each period, much of the income resulted from services provided to related parties. We expect modest growth within fees from processing services during 2003.

During 2002, trust income totaled $14.9 million, a 1.4 percent reduction from the $15.1 million recorded during 2001. This reduction resulted from lower fair values for assets under management, since service fees for many accounts are tied to asset values. Trust income totaled $14.8 million during 2000. Mortgage income totaled $12.7 million during 2002, a 1.1 percent increase over 2001. Since the middle of 2001, substantially all of our residential mortgage loan production has been originated by us on a correspondent basis for a group of investors, resulting in recognition of any origination fees collected as well as servicing release premiums. Mortgage income was $12.6 million during 2001 and $5.2 million during 2000.

During 2002, BancShares recognized $14.7 million in other service charges and fees, an increase of 6.1 percent over the $13.9 million recognized during 2001, which represented a $1.8 million or 15.1 percent increase over 2000. For 2002 and 2001, the increases result primarily from higher fees generated from loan modifications.

Among nonrecurring components of noninterest income, securities transactions generated a loss of $1.1 million in noninterest income during 2002, compared to gains of $7.2 million and $1.8 million recognized during 2001 and 2000, respectively. During 2002, the $1.1 million net loss included other than temporary impairments of available for sale securities of $1.5 million that resulted from the recognition of sustained unrealized losses on marketable equity securities. In each period, securities transactions relate to available for sale securities or callable securities that were classified as held-to-maturity.

The gain on the sale of mortgage servicing rights relates to the 2000 sale of BancShares' servicing operation. The $20.2 million gain on sale of mortgage servicing rights realized during 2000 is a result of the sale of our then-existing mortgage servicing rights. During 2000, BancShares reported gains on the sale of branch facilities. These gains totaled $4.1 million. No such gains were recognized during 2002 or 2001.

Management anticipates continued growth during 2003 among service charges on deposit accounts, cardholder and merchant services income, processing services, mortgage income and selected commission-based income sources. We expect fees from trust income, and ATM income to remain generally stable during 2003. Given continued turbulence in equity markets, there may be further other than temporary impairment of investment securities, although we are unable to estimate the likelihood or the possible amount of those losses at this time.

## NONINTEREST EXPENSE

Noninterest expense for 2002 amounted to $433.4 million, a $10.9 million or 2.6 percent increase over 2001. Noninterest expense in 2001 was $422.6 million, a $27.8 million or 7.0 percent increase over 2000. Table 16 presents the major components of noninterest expense for the past five years. For 2002 and 2001, the increases resulted primarily from higher costs related to the operation of our extensive branch franchise, including salary expense, employee benefit expense and equipment expense. During 2002, the impact of these increases was partially offset by lower amortization expense related to intangible assets.

## Table 16
## NONINTEREST EXPENSE

| | Year ended December 31 | | | | |
| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | | | (thousands) | | |
| Salaries and wages | $187,631 | $181,018 | $168,778 | $160,440 | $142,020 |
| Employee benefits | 42,418 | 35,897 | 32,136 | 30,455 | 27,434 |
| Equipment expense | 45,406 | 40,861 | 38,153 | 37,745 | 36,545 |
| Occupancy expense | 36,668 | 35,584 | 33,835 | 30,041 | 28,112 |
| Cardholder and merchant services expense | 22,123 | 19,514 | 16,870 | 14,712 | 12,658 |
| Telecommunication expense | 10,753 | 11,052 | 10,799 | 10,052 | 9,046 |
| Postage expense | 8,242 | 8,055 | 7,062 | 7,096 | 6,826 |
| Advertising expense | 7,520 | 6,928 | 7,277 | 7,313 | 5,836 |
| Amortization of intangibles | 2,803 | 11,585 | 10,637 | 10,963 | 10,652 |
| Consultant expense | 2,543 | 3,470 | 5,273 | 5,840 | 7,134 |
| Other | 67,340 | 68,633 | 63,964 | 60,963 | 55,950 |
| Total | $433,447 | $422,597 | $394,784 | $375,620 | $342,213 |

Salary expense was $187.6 million during 2002, compared to $181.0 million during 2001, an increase of $6.6 million or 3.7 percent, following a $12.2 million or 7.3 percent increase in 2001 over 2000. Increases during 2002 resulted from merit increases and costs associated with new employees to support technology initiatives and franchise expansion. The increases during 2001 resulted from merit increases and higher incentive-based compensation. We expect salary expense will continue to grow during 2003, as we compete to attract and retain talented associates.

Employee benefits expense was $42.4 million during 2002, an increase of $6.5 million or 18.2 percent from 2001. The $35.9 million in benefits expense recorded during 2001 represented an increase of $3.8 million or 11.7 percent over 2000. During 2002 and 2001, higher costs related to our employee health insurance coverage contributed to the increase in total employee benefits expense. Additionally, in both periods, we recognized higher pension expense, the combined result of a lower discount rate and unfavorable noninvestment experience. We expect health care costs will continue to increase during 2003 due to unfavorable conditions in the medical services and prescription drug markets. Although we anticipate a stable interest rate environment during 2003, the impact of the reduction in our discount rate will cause pension expense to increase during 2003.

Equipment expense for 2002 was $45.4 million, an increase of $4.5 million or 11.1 percent over 2001, when total equipment expenses were $40.9 million. The increase during 2002 resulted from higher levels of depreciation and maintenance expense related to software. During 2001, equipment expense was $2.7 million or 7.1 percent above the amount recorded during 2000, also the result of higher levels of depreciation and software maintenance. As we continue to build platform systems and delivery channels required to meet our customer's needs, we anticipate equipment costs will continue to escalate.

BancShares recorded occupancy expense of $36.7 million during 2002, an increase of $1.1 million or 3.0 percent during 2002. Occupancy expense during 2001 was $35.6 million, an increase of $1.7 million or 5.2 percent over 2000. The increase in occupancy expense in each period resulted from higher depreciation expense, the result of newly-constructed branches for FCB and ASB. We anticipate continued facility investments during 2003, which will result in further growth in occupancy costs.

Expenses related to credit card processing were $22.1 million in 2002 and $19.5 million in 2001. This increase of $2.6 million or 13.4 percent is primarily due to growth in credit and debit card transactions and higher levels of merchant volume. In 2001, credit card processing expense increased $2.6 million or 15.7 percent from 2000, likewise due primarily to volume increases. We anticipate this volume-based expense will continue to increase during 2003.

Amortization of intangibles totaled $2.8 million during 2002, a decrease of $8.8 million or 75.8 percent from the $11.6 million recorded during 2001. During 2001, amortization of intangibles increased 8.9 percent over the amortization recognized during 2000. The reduction during 2002 resulted from changes to generally accepted accounting principles that became effective on January 1, 2002 with the adoption of Statement of Financial Accounting Standards No. 142 (Statement 142) and Statement of Financial Accounting Standards No. 147 (Statement 147), both of which significantly affected our accounting for intangibles. Under the provisions of Statement 142, we discontinued the periodic amortization of goodwill and initiated an impairment analysis that will be conducted at least annually. Based on clarifications provided by Statement 147, certain intangible assets that had resulted from branch acquisitions were reclassified as goodwill and will now be subject to the impairment testing required under Statement 142. We anticipate the 2003 periodic amortization of intangible assets with definite useful lives will be similar to that recognized during 2002. Although the annual goodwill impairment test we conducted during 2002 did not disclose any impairment, we are unable to estimate whether impairment will exist in future assessments.

Other expense was $67.3 million during 2002, a decrease of $1.3 million or 1.9 percent from 2001. During 2001, other expense was $68.6 million, an increase of $4.7 million or 7.3 percent over 2000. During 2002, BancShares benefited from a $3.0 million reduction in non-credit charge offs and a $1.8 million reduction in the net loss recognized on asset disposals. These favorable variances were partially offset by higher legal expense resulting from defense and collection efforts and an increase in the cost of a credit card travel award feature.

## INCOME TAXES

During 2002 and 2001, BancShares recorded total income tax expense of $50.8 million, compared to $58.9 million during 2000. BancShares' effective tax rate was 35.4 percent in 2002, 36.9 percent in 2001 and 37.5 percent in 2000. The reductions in income tax expense and the effective tax rate resulted from the adoption of Statement 142 at January 1, 2002, at which time we discontinued the amortization of goodwill. Since this amortization expense was non-deductible for income tax purposes, the expense reduction resulting from the change did not generate additional income tax expense and thus caused a reduction in our effective tax rate.

## LIQUIDITY

BancShares has historically maintained a strong focus on liquidity, maintaining a highly liquid investment portfolio with varying maturities to provide needed cash flows to meet liquidity requirements. At December 31, 2002, investment securities available for sale totaled $121.7 million compared to $132.4 million at December 31, 2001. Investment securities held to maturity totaled $2.42 billion at December 31, 2002 and $2.66 billion at December 31, 2001. Based on the assumption that all callable securities are called at their earliest call date, the weighted-average maturity of investment securities held to maturity was 11 months at December 31, 2002, providing a significant source of liquidity. Total investment securities represent 20.8 percent and 23.5 percent of total assets at December 31, 2002 and 2001, respectively.

The ability to generate retail deposits provides an additional source of liquidity. The rate of growth in average deposits was 6.4 percent during 2002, 12.1 percent during 2001, and 3.5 percent during 2000. Additionally, through interest rate promotions, we have the ability to stimulate or curtail deposit growth.

In addition to deposits, BancShares maintains additional sources for borrowed funds through federal funds lines of credit and other borrowing facilities. At December 31, 2002, BancShares had access to $530.0 million in unfunded borrowings.

## SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

BancShares maintains an adequate capital position and exceeds all minimum regulatory capital requirements. BancShares' total risk-based capital ratios were 14.8 percent, 14.4 percent and 11.7 percent, respectively, at December 31, 2002, 2001 and 2000. BancShares' Tier 1 capital ratios for December 31, 2002, 2001 and 2000 were 13.5 percent, 13.1 percent and 10.4 percent, respectively. The minimum capital ratios established by Federal Reserve guidelines are 8 percent for total capital and 4 percent for Tier 1 capital. At December 31, 2002, BancShares' leverage capital ratio was 9.2 percent compared to 8.8 percent and 8.1 percent at December 31, 2001 and 2000, respectively. The minimum leverage ratio is 3 percent. Failure to meet certain capital requirements may result in certain actions by regulatory agencies that could have a direct material effect on the financial statements. The improved capital ratios during 2001 reflect the impact of the issuance of $100 million in trust preferred capital securities, which currently qualify as Tier 1 capital for BancShares.

Table 17
ANALYSIS OF BANCSHARES' CAPITAL ADEQUACY

| | December 31 | | | Regulatory Minimum |
|---|---|---|---|---|
| | 2002 | 2001 | 2000 | |
| | (dollars in thousands) | | | |
| Tier 1 capital | $1,096,537 | $1,015,804 | $ 835,678 | |
| Tier 2 capital | 107,605 | 102,444 | 104,582 | |
| Total capital | $1,204,142 | $1,118,248 | $ 940,260 | |
| Risk-adjusted assets | $8,123,321 | $7,771,031 | $8,057,478 | |
| Risk-based capital ratios | | | | |
|     Tier 1 capital | 13.50% | 13.07% | 10.37% | 4.00% |
|     Total capital | 14.82% | 14.39% | 11.67% | 8.00% |
| Tier 1 leverage ratio | 9.17% | 8.78% | 8.11% | 3.00% |

During the fourth quarter of 2002 the Board of Directors of BancShares reauthorized the purchase of its Class A and Class B common stock. Management views the purchase of its stock as a good investment and will continue to repurchase shares when market conditions are favorable for such transactions and excess capital exists to fund those purchases.

## SEGMENT REPORTING

BancShares conducts its banking operations through its two wholly-owned subsidiaries, FCB and ASB. Although FCB and ASB offer similar products and services to customers, each entity operates in distinct geographic markets and has separate management groups. Additionally, the financial results and trends of ASB reflect the de novo nature of its growth.

*Atlantic States Bank.* At December 31, 2002, ASB operated 41 branches in Florida, Georgia and Texas, compared to 44 branches at December 31, 2001 and 38 branches at December 31, 2000. The reduction in the number of branch facilities during 2002 results from the closing of several grocery store locations in Georgia. During late-2002, ASB opened three branch offices in the Austin, Texas market. The new Texas branches operate under the name IronStone Bank, which is a division of ASB. During early 2003, IronStone Bank opened an initial office in Scottsdale, Arizona, with plans for further expansion in several markets in California. Substantially all of ASB's growth has been on a de novo basis, and ASB continues its efforts to build a customer base in selected markets.

ASB's total assets increased from $867.2 million at December 31, 2001 to $1.04 billion at December 31, 2002, an increase of $172.0 million or 19.8 percent. This growth resulted from continued growth from within the branch network. ASB's net interest income increased $14.2 million or 77.3 percent during 2002, the result of balance sheet growth and a reduction in the cost of interest-bearing liabilities. Average interest-earning assets increased $183.6 million during 2002, primarily due to an increase in average loans outstanding. Partially offsetting the impact of this asset growth were yield reductions. The taxable-equivalent yield on interest-earning assets declined 105 basis points, from 7.56 percent during 2001 to 6.51 percent during 2002. Provision for loan losses decreased $1.2 million or 29.6 percent during 2002, due to reduced loan growth during 2002.

ASB's noninterest income increased $683,000 or 16.0 percent during 2002, primarily the result of higher mortgage, cardholder and merchant services income. Noninterest expense increased $6.1 million or 20.1 percent during 2002, the result of higher personnel and occupancy costs incurred in conjunction with the initial opening of IronStone Bank branch offices.

ASB recorded a net loss of $1.3 million during 2002 compared to a net loss of $7.6 million during 2001. This represents a reduction of $6.4 million or 83.2 percent in the net loss. As a result of plans for continued expansion through IronStone Bank, ASB's net losses may extend into the foreseeable future.

*First Citizens Bank.* At December 31, 2002, FCB operated 342 branches in North Carolina, Virginia and West Virginia, compared to 348 branches at December 31, 2001 and 363 branches at December 31, 2000. The reduction in branches from 2000 to 2001 and from 2001 to 2002 has resulted primarily from decisions to close many of the in-store locations in North Carolina.

FCB's total assets increased from $10.8 billion at December 31, 2001 to $11.1 billion at December 31, 2002, an increase of $311.8 million or 2.9 percent, the result of loan growth. FCB's net interest income increased $7.1 million or 2.0 percent during 2002, the result of loan growth, partially offset by net yield reductions. Provision for loan losses increased $3.6 million or 18.1 percent during 2002 due to higher net charge-offs.

FCB's noninterest income increased $12.6 million or 6.0 percent during 2002, primarily the result of higher service charge, cardholder and merchant services and commission-based income. Noninterest expense increased $10.4 million or 2.7 percent during 2002, due to higher personnel and equipment costs. FCB recorded net income of $105.0 million during 2002 compared to $101.0 million during 2001. This represents a $4.0 million or 4.0 percent increase in net income.

# FOURTH QUARTER ANALYSIS

BancShares' net income for the fourth quarter of 2002 totaled $19.3 million, compared to $21.3 million during the same period of 2001, a decrease of $2.0 million or 9.3 percent. The decrease in net income was primarily due to a $5.6 million increase in noninterest expense. Net income per share during the fourth quarter of 2002 was $1.85 compared to $2.03 during the same period of 2001.

Interest income decreased $26.5 million or 15.9 percent in the fourth quarter of 2002 when compared to the same period of 2001. Interest-earning assets averaged $10.77 billion during the fourth quarter of 2002, an increase of 3.1 percent over the same period of 2001. Average loans outstanding during the fourth quarter of 2002 were $7.54 billion, an increase of $414.7 million or 5.8 percent over the same period of 2001. Investment securities averaged $2.54 billion during the fourth quarter of 2002, a $139.4 million or 5.2 percent decrease from the same period of 2001.

Interest-earning assets yielded 5.19 percent during the fourth quarter of 2002, a 117 basis point reduction from the 6.36 percent yield recorded during the fourth quarter of 2001. The loan yield decreased 103 basis points from 7.36 percent during the fourth quarter of 2001 to 6.33 percent during the same period of 2002. The taxable-equivalent yield on investment securities fell from 4.70 percent during the fourth quarter of 2001 to 2.81 during the same period of 2002, a 189 basis point reduction. Yield reductions reflect general market conditions during 2002.

Interest expense decreased $26.4 million or 35.6 percent during the fourth quarter of 2002. Average interest-bearing liabilities experienced a $91.6 million increase from the fourth quarter of 2001 to the same period of 2002, primarily the result of increases in money market accounts and Checking With Interest. The impact of the growth in interest-bearing liabilities was more than offset by the 117 basis point reduction in those obligations. The rate on interest-bearing deposits fell 126 basis points during 2002, as interest rates on all deposit products plummeted. The rate on short-term borrowings, which are largely indexed to the federal funds rate, experienced a 69 basis point reduction.

Net interest income was $92.8 million during the fourth quarter of 2002, a decrease of $123,000 or 0.1 percent over the same period of 2001. The net yield on interest-earning assets was 3.43 percent during the fourth quarter of 2002, compared to 3.55 percent during the same period of 2001.

Noninterest income for the fourth quarter of 2002 was $56.6 million, an increase of $1.6 million or 2.9 percent. Increases were recorded in commission-based income, which increased $5.2 million, cardholder and merchant income, which increased $1.6 million and other service charges, which increased $884,000.

Noninterest expense amounted to $112.5 million for the quarter ended December 31, 2002, compared to $106.9 million for the quarter ended December 31, 2001, an increase of $5.6 million or 5.2 percent. Much of the increase in noninterest expense results from a $3.1 million increase in equipment expense and a $2.8 million increase in employee benefits expense. Salaries expense increased $1.9 million. Tables 17 and 18 are useful when making quarterly comparisons.

Statement 147 required that any reclassification of previously recognized unidentifiable intangible assets to goodwill be retroactively applied to coincide with the adoption of Statement 142. As a result, the 2002 amortization expense related to assets that have been reclassified has been reversed, and the disclosures made for the first, second and third quarters of 2002 have been restated.

## Table 18
## SELECTED QUARTERLY DATA

| | 2002 | | | | 2001 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Fourth Quarter | Third Quarter[1] | Second Quarter[1] | First Quarter[1] | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| | (thousands, except per share data and ratios) | | | | | | | |
| **SUMMARY OF OPERATIONS** | | | | | | | | |
| Interest income | $ 140,508 | $ 147,742 | $ 151,771 | $ 156,148 | $ 167,032 | $ 176,709 | $ 182,660 | $ 189,026 |
| Interest expense | 47,712 | 52,127 | 55,042 | 59,137 | 74,113 | 84,482 | 91,472 | 96,443 |
| Net interest income | 92,796 | 95,615 | 96,729 | 97,011 | 92,919 | 92,227 | 91,188 | 92,583 |
| Provision for loan losses | 7,156 | 5,592 | 7,822 | 5,980 | 7,444 | 5,620 | 5,394 | 5,676 |
| Net interest income after provision for loan losses | 85,640 | 90,023 | 88,907 | 91,031 | 85,475 | 86,607 | 85,794 | 86,907 |
| Noninterest income | 56,618 | 55,282 | 55,259 | 54,230 | 55,014 | 53,089 | 54,641 | 52,811 |
| Noninterest expense | 112,496 | 108,325 | 105,705 | 106,921 | 106,912 | 106,963 | 105,922 | 102,800 |
| Income before income taxes | 29,762 | 36,980 | 38,461 | 38,340 | 33,577 | 32,733 | 34,513 | 36,918 |
| Income taxes | 10,422 | 13,190 | 13,659 | 13,516 | 12,260 | 11,977 | 12,509 | 14,059 |
| Net income | $ 19,340 | $ 23,790 | $ 24,802 | $ 24,824 | $ 21,317 | $ 20,756 | $ 22,004 | $ 22,859 |
| Net interest income—taxable equivalent | $ 93,106 | $ 95,932 | $ 97,074 | $ 97,382 | $ 93,389 | $ 92,698 | $ 91,678 | $ 93,091 |
| **SELECTED QUARTERLY AVERAGES** | | | | | | | | |
| Total assets | $12,076,262 | $11,871,334 | $11,756,150 | $11,664,376 | $11,674,273 | $11,333,123 | $11,128,229 | $10,785,178 |
| Investment securities | 2,544,930 | 2,553,957 | 2,641,898 | 2,704,077 | 2,684,315 | 2,195,064 | 2,042,987 | 1,854,401 |
| Loans | 7,543,548 | 7,450,271 | 7,312,384 | 7,207,757 | 7,128,818 | 7,054,247 | 7,139,623 | 7,101,238 |
| Interest-earning assets | 10,771,571 | 10,592,386 | 10,491,811 | 10,353,509 | 10,446,364 | 10,126,568 | 9,952,752 | 9,616,497 |
| Deposits | 10,251,693 | 10,060,785 | 9,934,615 | 9,776,690 | 9,742,153 | 9,496,699 | 9,337,298 | 9,037,155 |
| Interest-bearing liabilities | 9,234,127 | 9,131,569 | 9,075,549 | 9,073,637 | 9,142,487 | 8,851,916 | 8,721,873 | 8,470,303 |
| Long-term obligations | 253,412 | 253,973 | 262,224 | 283,993 | 274,445 | 161,587 | 154,831 | 154,639 |
| Shareholders' equity | $ 953,606 | $ 935,735 | $ 916,387 | $ 894,689 | $ 874,801 | $ 857,417 | $ 838,806 | $ 819,289 |
| Shares outstanding | 10,475,377 | 10,477,886 | 10,480,527 | 10,481,661 | 10,488,894 | 10,508,330 | 10,511,028 | 10,521,253 |
| **SELECTED QUARTER-END BALANCES** | | | | | | | | |
| Total assets | $12,231,890 | $12,082,183 | $11,864,461 | $11,746,352 | $11,864,991 | $11,522,525 | $11,289,166 | $11,145,917 |
| Investment securities | 2,539,236 | 2,502,026 | 2,464,779 | 2,576,383 | 2,791,296 | 2,482,123 | 1,987,085 | 1,868,886 |
| Loans | 7,620,263 | 7,521,834 | 7,434,662 | 7,248,088 | 7,196,177 | 7,109,584 | 7,058,070 | 7,124,535 |
| Interest-earning assets | 10,534,469 | 10,647,042 | 10,438,386 | 10,422,451 | 10,489,382 | 10,217,283 | 9,981,549 | 9,870,346 |
| Deposits | 10,439,620 | 10,286,825 | 10,065,180 | 9,872,979 | 9,961,605 | 9,645,226 | 9,480,108 | 9,365,356 |
| Interest-bearing liabilities | 9,298,080 | 9,208,776 | 9,121,010 | 9,099,535 | 9,206,903 | 9,007,989 | 8,807,409 | 8,730,946 |
| Long-term obligations | 253,409 | 253,970 | 253,979 | 283,988 | 284,009 | 184,018 | 154,829 | 154,836 |
| Shareholders' equity | $ 967,291 | $ 944,902 | $ 926,878 | $ 906,281 | $ 885,043 | $ 865,963 | $ 849,297 | $ 830,135 |
| Shares outstanding | 10,473,294 | 10,476,137 | 10,480,391 | 10,480,624 | 10,483,456 | 10,490,703 | 10,509,956 | 10,513,475 |
| **PROFITABILITY RATIOS (averages)** | | | | | | | | |
| Rate of return(annualized) on: | | | | | | | | |
| Total assets | 0.64% | 0.80% | 0.85% | 0.86% | 0.72% | 0.74% | 0.79% | 0.86% |
| Shareholders' equity | 8.05 | 10.09 | 10.86 | 11.25 | 9.67 | 9.82 | 10.52 | 11.32 |
| Dividend payout ratio | 13.51 | 11.01 | 10.55 | 10.55 | 12.32 | 12.63 | 11.96 | 11.52 |
| **LIQUIDITY AND CAPITAL RATIOS (averages)** | | | | | | | | |
| Loans to deposits | 73.58% | 74.05% | 73.61% | 73.72% | 73.17% | 74.28% | 76.46% | 78.58% |
| Shareholders' equity to total assets | 7.90 | 7.88 | 7.79 | 7.67 | 7.49 | 7.57 | 7.54 | 7.60 |
| Time certificates of $100,000 or more to total deposits | 10.42 | 10.54 | 10.90 | 11.54 | 8.98 | 11.92 | 11.37 | 10.60 |
| **PER SHARE OF STOCK** | | | | | | | | |
| Net income | $ 1.85 | $ 2.27 | $ 2.37 | $ 2.37 | $ 2.03 | $ 1.98 | $ 2.09 | $ 2.17 |
| Cash dividends | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 | 0.25 |
| Class A sales price | | | | | | | | |
| High | 106.91 | 114.48 | 114.99 | 103.16 | 99.99 | 111.00 | 113.16 | 102.50 |
| Low | 90.38 | 95.00 | 100.75 | 95.01 | 84.50 | 80.00 | 97.00 | 77.52 |
| Class B sales price | | | | | | | | |
| High | 106.75 | 108.00 | 118.00 | 95.70 | 94.50 | 99.43 | 97.49 | 94.12 |
| Low | 90.00 | 95.00 | 90.30 | 88.00 | 84.00 | 86.00 | 89.00 | 75.13 |

[1]Quarterly data has been restated to reflect the adoption of Statement 147.

Average loan balances include nonaccrual loans. Stock information related to Class A and Class B common stock reflects the sales price, as reported on the Nasdaq National Market System. As of December 31, 2002, there were 2,734 holders of record of the Class A common stock and 515 holders of record of the Class B common stock.

29

## Table 19
## CONSOLIDATED TAXABLE EQUIVALENT RATE/VOLUME VARIANCE ANALYSIS—
## FOURTH QUARTER

| | 2002 | | | 2001 | | | Increase (decrease) due to: | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest Income/ Expense | Yield/ Rate | Average Balance | Interest Income/ Expense | Yield/ Rate | Volume | Yield/ Rate | Total Change |
| | | | | (thousands) | | | | | |
| Assets: | | | | | | | | | |
| Loans . . . . . . . . . . . . . . . . . . . . . . . . | $ 7,543,548 | $120,324 | 6.33% | $ 7,128,818 | $132,188 | 7.36% | $ 7,169 | $(19,033) | $(11,864) |
| Investment securities: | | | | | | | | | |
|   U. S. Government . . . . . . . . . . . . . . | 2,487,355 | 17,571 | 2.80 | 2,628,842 | 31,229 | 4.71 | (1,341) | (12,317) | (13,658) |
|   State, county and municipal . . . . . . | 2,546 | 52 | 8.10 | 4,541 | 100 | 8.74 | (42) | (6) | (48) |
|   Other . . . . . . . . . . . . . . . . . . . . . . | 55,029 | 401 | 2.89 | 50,932 | 468 | 3.65 | 34 | (101) | (67) |
|   Total investment securities . . . . . . . | 2,544,930 | 18,024 | 2.81 | 2,684,315 | 31,797 | 4.70 | (1,349) | (12,424) | (13,773) |
| Overnight investments . . . . . . . . . . . | 683,093 | 2,470 | 1.43 | 633,231 | 3,517 | 2.20 | 229 | (1,276) | (1,047) |
| Total interest-earning assets . . . . . . . . | $10,771,571 | $140,818 | 5.19% | $10,446,364 | $167,502 | 6.36% | $ 6,049 | $(32,733) | $(26,684) |
| Liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
|   Checking With Interest . . . . . . . . . | $ 1,319,583 | $ 788 | 0.24% | $ 1,192,775 | $ 1,094 | 0.36% | $ 85 | $ (391) | $ (306) |
|   Savings . . . . . . . . . . . . . . . . . . . . . | 648,308 | 841 | 0.51 | 609,580 | 1,251 | 0.81 | 65 | (475) | (410) |
|   Money market accounts . . . . . . . . . | 2,497,170 | 8,261 | 1.31 | 1,894,601 | 9,615 | 2.01 | 2,521 | (3,875) | (1,354) |
|   Time . . . . . . . . . . . . . . . . . . . . . . . | 4,013,697 | 31,666 | 3.13 | 4,508,371 | 54,264 | 4.78 | (4,904) | (17,694) | (22,598) |
|   Total interest-bearing deposits . . . . | 8,478,758 | 41,556 | 1.94 | 8,205,327 | 66,224 | 3.20 | (2,233) | (22,435) | (24,668) |
| Short-term borrowings . . . . . . . . . . . | 501,957 | 913 | 0.72 | 662,715 | 2,354 | 1.41 | (430) | (1,011) | (1,441) |
| Long-term obligations . . . . . . . . . . . . | 253,412 | 5,243 | 8.21 | 274,445 | 5,535 | 8.00 | (431) | 139 | (292) |
| Total interest-bearing liabilities . . . . . | $ 9,234,127 | $ 47,712 | 2.05% | $ 9,142,487 | $ 74,113 | 3.22% | $(3,094) | $(23,307) | $(26,401) |
| Interest rate spread . . . . . . . . . . . . . . | | | 3.14% | | | 3.14% | | | |
| Net interest income and net yield on | | | | | | | | | |
|   interest-earning assets . . . . . . . . . . | | $ 93,106 | 3.43% | | $ 93,389 | 3.55% | $ 9,143 | $ (9,426) | $ (283) |

Average loan balances include nonaccrual loans. Yields related to loans and securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only, are stated on a taxable-equivalent basis assuming a statutory federal income tax rate of 35% and a state income tax rate of 6.9% for each period.

## COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As a normal part of its business, BancShares, FCB, ASB and other subsidiaries enter into various contractual obligations and participate in certain commercial commitments. Table 20 identifies significant obligations and commitments as of December 31, 2002.

**Table 20**
**COMMITMENTS AND CONTRACTUAL OBLIGATIONS**

| Type of obligation | Payments due by period | | | | |
| --- | --- | --- | --- | --- | --- |
| | Less than 1 year | 1-3 years | 4-5 years | Thereafter | Total |
| | | | (thousands) | | |
| Contractual obligation | | | | | |
| Deposits | $9,366,288 | $ 873,742 | $199,445 | $ 145 | $10,439,620 |
| Short-term borrowings | 462,627 | — | — | — | 462,627 |
| Long-term obligations | 348 | 2,512 | 376 | 250,173 | 253,409 |
| Operating leases | 11,425 | 13,643 | 8,563 | 44,282 | 77,913 |
| Total contractual obligations | $9,840,688 | $ 889,897 | $208,384 | $ 294,600 | $11,233,569 |
| Commercial commitments | | | | | |
| Loan commitments | $1,122,428 | $1,269,350 | $265,538 | $1,470,969 | $ 4,128,285 |
| Standby letters of credit | 32,271 | 2,972 | 14 | — | 35,257 |
| Total commercial commitments | $1,154,699 | $1,272,322 | $265,552 | $1,470,969 | $ 4,163,542 |

## LEGAL PROCEEDINGS

BancShares and various subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material effect on BancShares' consolidated financial position.

## RELATED PARTY TRANSACTIONS

BancShares' related parties include our directors and officers, their immediate family members and any businesses they control. There are several other financial institutions that, as a result of significant common ownership, are viewed as related parties. We routinely conduct business with these individuals and entities. Some of these related party relationships affect our consolidated statements of income. Fees from processing services includes $18.6 million, $17.3 million and $14.4 million recorded during 2002, 2001 and 2000, for services we provided to related parties. During 2000, BancShares recognized a $4.1 million gain on sale of branches to related parties. During 2002, 2001 and 2000, we recognized legal expense of $4.3 million, $3.6 million and $3.3 million to the law firm that serves as our General Counsel. The senior member of that firm is a member of our board of directors.

Certain of these related party transactions also affect our consolidated balance sheets. At December 31, 2002 and 2001, loans outstanding include $36.6 million and $28.5 million in loans to related parties. During 2001, BancShares purchased $3.1 million in consumer loans from a related party. Investment securities available for sale includes an equity investment in a related party. This investment had a carrying value of $13.8 million and $10.3 million at December 31, 2002 and 2001, respectively. Short-term borrowings include $20.8 million and $24.9 million in federal funds purchased from related parties at December 31, 2002 and 2001. Additionally, BancShares had off balance sheet obligations for unfunded loan commitments to related parties that totaled $19.4 million and $30.1 million at December 31, 2002 and 2001, respectively.

## CURRENT ACCOUNTING AND REGULATORY ISSUES

Effective January 1, 2002, BancShares adopted the provisions of Statement 142. As previously discussed within the captions Noninterest Expense and Fourth Quarter Analysis, Statement 142 modified our accounting for goodwill and intangible assets. Previously, our capitalized intangible assets were amortized over their estimated useful lives, and the

amortization expense related to those assets was included within noninterest expense. Upon the adoption of Statement 142, we discontinued amortization of all amounts that we had previously classified as goodwill. We continued to amortize all other intangible assets over their estimated useful lives.

During the fourth quarter of 2002, we adopted Statement 147, although we were required to apply certain provisions of Statement 147 retroactively to the date we adopted Statement 142. Guidance within Statement 147 resulted in the reclassification to goodwill of amounts previously recorded as intangible assets. Statement 147 required the reversal of any amortization expense recorded on those reclassified assets since the adoption of Statement 142. Accordingly, amortization expense recorded during the first, second and third quarters of 2002 was reversed during the fourth quarter, and prior periods have been restated to reflect this change.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143). Statement 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Statement 143 also requires us to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted Statement 143 on January 1, 2003. The adoption of Statement 143 did not have a material impact on our consolidated financial statements.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement 144 establishes a single accounting model for long-lived assets to be disposed of by a sale. We adopted the provisions of Statement 144 on January 1, 2002. The implementation did not have a material impact on our consolidated financial position or consolidated results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections* (Statement 145). Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary. Statement 145 also amends SFAS No. 13 to require sale leaseback accounting for certain lease modifications that have economic effects similar to sale leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 is applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 is not expected to have a material effect on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement 146), which becomes effective prospectively for exit or disposal activities initiated after December 31, 2002. Under Statement 146, we will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. In periods after initially recording a liability, we will adjust the liability to reflect revisions to the expected timing or amount of estimated cash flows, discounted at the appropriate interest rate originally used to measure the liability. Statement 146 also establishes accounting standards for employee and contract termination costs. The impact from the adoption of Statement 146 is dependent on the nature and extent of exit and disposal activities. Consequently, at this time, we are unable to estimate the ultimate impact from the adoption of Statement 146.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34* (Interpretation 45). Interpretation 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. Interpretation 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the

fair value of the obligation undertaken. The initial recognition and measurement provisions of Interpretation 45 are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (Statement 148). Statement 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. As we currently have no stock-based compensation, the adoption of Statement 148 will not have a material impact on our consolidated financials statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (Interpretation 46). Interpretation 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Interpretation 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation 46 is not expected to have a material effect on our consolidated financial statements.

Management is not aware of any current recommendations by regulatory authorities that, if implemented, would have or would be reasonably likely to have a material effect on liquidity, capital ratios or results of operations.

## FORWARD-LOOKING STATEMENTS

This discussion may contain statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticipate," or other statements concerning opinions or judgment of BancShares and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of BancShares' customers, actions of government regulators, the level of market interest rates, and general economic conditions.

## INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
FIRST CITIZENS BANCSHARES, INC.

We have audited the accompanying consolidated balance sheets of First Citizens BancShares, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Citizens BancShares, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and Statement of Financial Accounting Standards No. 147, *Acquisitions of Certain Financial Institutions*.

KPMG LLP

Raleigh, North Carolina
January 27, 2003

## CONSOLIDATED BALANCE SHEETS

### First Citizens BancShares, Inc. and Subsidiaries

|  | December 31 | |
|---|---|---|
|  | 2002 | 2001 |
|  | (thousands, except share data) | |
| **ASSETS** | | |
| Cash and due from banks | $ 811,657 | $ 758,987 |
| Overnight investments | 623,570 | 501,909 |
| Investment securities held to maturity (fair value of $2,437,105 in 2002 and $2,680,700 in 2001) | 2,417,583 | 2,658,851 |
| Investment securities available for sale (cost of $107,349 in 2002 and $119,797 in 2001) | 121,653 | 132,445 |
| Loans | 7,620,263 | 7,196,177 |
| Less reserve for loan losses | 112,533 | 107,087 |
| Net loans | 7,507,730 | 7,089,090 |
| Premises and equipment | 507,267 | 483,084 |
| Income earned not collected | 46,959 | 63,604 |
| Other assets | 195,471 | 177,021 |
| Total assets | $12,231,890 | $11,864,991 |
| **LIABILITIES** | | |
| Deposits: | | |
| Noninterest-bearing | $ 1,857,576 | $ 1,650,101 |
| Interest-bearing | 8,582,044 | 8,311,504 |
| Total deposits | 10,439,620 | 9,961,605 |
| Short-term borrowings | 462,627 | 611,390 |
| Long-term obligations | 253,409 | 284,009 |
| Other liabilities | 108,943 | 122,944 |
| Total liabilities | 11,264,599 | 10,979,948 |
| Shareholders' Equity | | |
| Common stock: | | |
| Class A—$1 par value (11,000,000 shares authorized; 8,794,669 shares issued for 2002; 8,797,154 shares issued for 2001) | 8,794 | 8,797 |
| Class B—$1 par value (2,000,000 shares authorized; 1,678,625 shares issued for 2002; 1,686,302 shares issued for 2001) | 1,678 | 1,686 |
| Surplus | 143,766 | 143,766 |
| Retained earnings | 804,397 | 723,122 |
| Accumulated other comprehensive income | 8,656 | 7,672 |
| Total shareholders' equity | 967,291 | 885,043 |
| Total liabilities and shareholders' equity | $12,231,890 | $11,864,991 |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF INCOME

## First Citizens BancShares, Inc. and Subsidiaries

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (thousands, except share and per share data) | | |
| **INTEREST INCOME** | | | |
| Loans .......... | $ 490,526 | $ 566,592 | $ 584,475 |
| Investment securities: | | | |
| U. S. Government ......... | 94,794 | 117,608 | 96,576 |
| State, county and municipal ......... | 203 | 263 | 226 |
| Other ......... | 1,673 | 2,288 | 764 |
| Total investment securities interest and dividend income ......... | 96,670 | 120,159 | 97,566 |
| Overnight investments ......... | 8,973 | 28,676 | 26,129 |
| Total interest income ......... | 596,169 | 715,427 | 708,170 |
| **INTEREST EXPENSE** | | | |
| Deposits ......... | 187,906 | 310,752 | 298,956 |
| Short-term borrowings ......... | 4,528 | 20,643 | 31,219 |
| Long-term obligations ......... | 21,584 | 15,115 | 12,653 |
| Total interest expense ......... | 214,018 | 346,510 | 342,828 |
| Net interest income ......... | 382,151 | 368,917 | 365,342 |
| Provision for loan losses ......... | 26,550 | 24,134 | 15,488 |
| Net interest income after provision for loan losses ......... | 355,601 | 344,783 | 349,854 |
| **NONINTEREST INCOME** | | | |
| Service charges on deposit accounts ......... | 75,870 | 70,066 | 59,384 |
| Cardholder and merchant services income ......... | 49,387 | 44,399 | 38,622 |
| Commission-based income ......... | 21,967 | 19,774 | 17,295 |
| Fees from processing services ......... | 18,929 | 17,452 | 14,556 |
| Trust income ......... | 14,897 | 15,114 | 14,814 |
| Mortgage income ......... | 12,699 | 12,557 | 5,172 |
| ATM income ......... | 9,205 | 9,552 | 9,059 |
| Other service charges and fees ......... | 14,744 | 13,896 | 12,077 |
| Gain on sale of mortgage servicing rights ......... | — | 300 | 20,187 |
| Gain on sale of branches ......... | — | — | 4,085 |
| Securities transactions ......... | (1,081) | 7,189 | 1,810 |
| Other ......... | 4,772 | 5,256 | 5,129 |
| Total noninterest income ......... | 221,389 | 215,555 | 202,190 |
| **NONINTEREST EXPENSE** | | | |
| Salaries and wages ......... | 187,631 | 181,018 | 168,778 |
| Employee benefits ......... | 42,418 | 35,897 | 32,136 |
| Occupancy expense ......... | 36,668 | 35,584 | 33,835 |
| Equipment expense ......... | 45,406 | 40,861 | 38,153 |
| Other ......... | 121,324 | 129,237 | 121,882 |
| Total noninterest expense ......... | 433,447 | 422,597 | 394,784 |
| Income before income taxes ......... | 143,543 | 137,741 | 157,260 |
| Income taxes ......... | 50,787 | 50,805 | 58,949 |
| Net income ......... | 92,756 | 86,936 | 98,311 |
| **OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES** | | | |
| Unrealized securities gains arising during period ......... | 1,180 | 2,357 | 816 |
| Less: reclassification adjustment for gains included in net income ......... | 196 | 977 | 1,104 |
| Other comprehensive income (loss) ......... | 984 | 1,380 | (288) |
| Comprehensive income ......... | $ 93,740 | $ 88,316 | $ 98,023 |
| Net income per share available to common shareholders ......... | $ 8.85 | $ 8.27 | $ 9.32 |
| Weighted average shares outstanding ......... | 10,478,843 | 10,507,289 | 10,551,607 |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

## First Citizens BancShares, Inc. and Subsidiaries

| | Class A Common Stock | Class B Common Stock | Surplus | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | (thousands, except share data) | | | | | |
| Balance at December 31, 1999 .............. | $8,890 | $1,720 | $143,766 | $567,801 | $6,580 | $728,757 |
| Redemption of 76,585 shares of Class A common stock ........................ | (77) | | | (4,653) | | (4,730) |
| Redemption of 10,978 shares of Class B common stock ........................ | | (11) | | (765) | | (776) |
| Net income .............................. | | | | 98,311 | | 98,311 |
| Unrealized securities losses, net of deferred taxes ................................. | | | | | (288) | (288) |
| Cash dividends ........................... | | | | (10,546) | | (10,546) |
| Balance at December 31, 2000 ............. | 8,813 | 1,709 | 143,766 | 650,148 | 6,292 | 810,728 |
| Redemption of 16,300 shares of Class A common stock ........................ | (16) | | | (1,407) | | (1,423) |
| Redemption of 23,080 shares of Class B common stock ........................ | | (23) | | (2,049) | | (2,072) |
| Net income .............................. | | | | 86,936 | | 86,936 |
| Unrealized securities gains, net of deferred taxes ................................. | | | | | 1,380 | 1,380 |
| Cash dividends ........................... | | | | (10,506) | | (10,506) |
| Balance at December 31, 2001 ............. | 8,797 | 1,686 | 143,766 | 723,122 | 7,672 | 885,043 |
| Redemption of 2,485 shares of Class A common stock ........................ | (3) | | | (260) | | (263) |
| Redemption of 7,677 shares of Class B common stock ........................ | | (8) | | (743) | | (751) |
| Net income .............................. | | | | 92,756 | | 92,756 |
| Unrealized securities gains, net of deferred taxes ................................. | | | | | 984 | 984 |
| Cash dividends ........................... | | | | (10,478) | | (10,478) |
| Balance at December 31, 2002 ............. | $8,794 | $1,678 | $143,766 | $804,397 | $8,656 | $967,291 |

See accompanying Notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

## First Citizens BancShares, Inc. and Subsidiaries

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2002 | 2001 | 2000 |
| | (thousands) | | |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 92,756 | $ 86,936 | $ 98,311 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Amortization of intangibles | 2,803 | 11,636 | 11,323 |
| Provision for loan losses | 26,550 | 24,134 | 15,488 |
| Deferred tax expense (benefit) | 1,408 | (676) | 516 |
| Change in current taxes payable | 4,717 | 954 | 832 |
| Depreciation | 37,588 | 34,339 | 30,349 |
| Change in accrued interest payable | (34,558) | (3,986) | 27,469 |
| Change in income earned not collected | 16,645 | (1,024) | (10,095) |
| Securities losses (gains) | 1,081 | (7,189) | (1,810) |
| Gain on sale of branches | — | — | (4,085) |
| Gain on sale of mortgage servicing rights | — | (300) | (20,187) |
| Provision for branches to be closed | 101 | 1,334 | 3,102 |
| Origination of loans held for sale | (763,861) | (414,082) | (247,621) |
| Proceeds from sale of loans held for sale | 765,476 | 614,115 | 251,378 |
| Gain on loans held for sale | (4,839) | (3,013) | (484) |
| Net amortization (accretion) of premiums and discounts | 24,586 | 10,022 | (1,016) |
| Net change in other assets | (20,827) | (12,428) | 2,163 |
| Net change in other liabilities | 15,776 | 2,625 | (358) |
| Net cash provided by operating activities | 165,402 | 343,397 | 155,275 |
| **INVESTING ACTIVITIES** | | | |
| Net change in loans outstanding | (437,765) | (292,020) | (451,150) |
| Purchases of investment securities held to maturity | (2,694,929) | (2,382,522) | (1,373,185) |
| Purchases of investment securities available for sale | (40,978) | (97,616) | (21,651) |
| Proceeds from maturities of investment securities held to maturity | 2,911,611 | 1,491,815 | 949,356 |
| Proceeds from sales and maturities of investment securities available for sale | 52,345 | 13,883 | 2,337 |
| Proceeds from sale of mortgage servicing rights | — | — | 26,513 |
| Net change in overnight investments | (121,661) | (70,527) | 42,011 |
| Dispositions of premises and equipment | 19,634 | 8,058 | 5,353 |
| Additions to premises and equipment | (81,265) | (79,923) | (84,246) |
| Net cash transferred for purchase and sale of branches | 17,401 | 34,574 | 120,042 |
| Net cash used by investing activities | (375,607) | (1,374,278) | (784,620) |
| **FINANCING ACTIVITIES** | | | |
| Net change in time deposits | (470,314) | 165,349 | 613,802 |
| Net change in demand and other interest-bearing deposits | 924,044 | 773,895 | 133,200 |
| Net change in short-term borrowings | (149,363) | (21,827) | 61,520 |
| Origination of long-term obligations | — | 130,522 | 1,200 |
| Repayment of long-term obligations | (30,000) | — | — |
| Repurchases of common stock | (1,014) | (3,495) | (5,506) |
| Cash dividends paid | (10,478) | (10,506) | (10,546) |
| Net cash provided by financing activities | 262,875 | 1,033,938 | 793,670 |
| Change in cash and due from banks | 52,670 | 3,057 | 164,325 |
| Cash and due from banks at beginning of period | 758,987 | 755,930 | 591,605 |
| Cash and due from banks at end of period | $ 811,657 | $ 758,987 | $ 755,930 |
| **CASH PAYMENTS FOR:** | | | |
| Interest | $ 248,576 | $ 350,496 | $ 315,359 |
| Income taxes | 45,232 | 51,321 | 58,096 |
| **SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:** | | | |
| Unrealized securities gains (losses) | $ 1,656 | $ 2,969 | $ (1,143) |
| Reclassification of loans to held for sale | — | 177,817 | — |

See accompanying Notes to Consolidated Financial Statements.

# FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### (Dollars in thousands)

## NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation and Consolidation

First Citizens BancShares, Inc. ("BancShares") is a financial holding company with two banking subsidiaries—First-Citizens Bank & Trust Company, headquartered in Raleigh, North Carolina ("FCB"), which operates branches in North Carolina, Virginia and West Virginia; and Atlantic States Bank ("ASB"), a federally-chartered thrift institution headquartered in Fort Myers, Florida with branch offices in Florida, the metropolitan Atlanta, Georgia area, Austin, Texas and, since early 2003, Scottsdale, Arizona.

FCB and ASB offer full-service banking services designed to meet the needs of both retail and commercial customers in the markets in which they serve. The services offered include transaction and savings deposits, commercial and consumer lending, a full service trust department, a full service securities broker-dealer, insurance services and other activities incidental to commercial banking. BancShares is also the parent company of American Guaranty Insurance Company, which is engaged in writing property and casualty insurance, and Neuse, Incorporated, which owns some of the real property from which FCB and ASB operate their branches.

FCB has five subsidiaries. First Citizens Investor Services is a registered broker-dealer in securities that provides investment services, including sales of annuities and third party mutual funds. First Citizens Bank, National Association (formerly, First-Citizens Bank, A Virginia Corporation), is the issuing and processing bank for BancShares' retail credit cards and merchant accounts. Triangle Life Insurance Company writes credit life and credit accident and health insurance. Other subsidiaries are either inactive or are not material to the consolidated financial statements.

The accounting and reporting policies of BancShares and its subsidiaries are in accordance with accounting principles generally accepted in the United States of America and, with regard to the banking subsidiaries, conform to general industry practices. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by BancShares in the preparation of its consolidated financial statements are the determination of the reserve for loan losses, and fair value estimates.

Intercompany accounts and transactions have been eliminated. Certain amounts for prior years have been reclassified to conform to statement presentations for 2002. However, the reclassifications have no effect on shareholders' equity or net income as previously reported.

### Investment Securities

For investment securities classified as held to maturity, BancShares has the ability and the positive intent to hold those investments until maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount. Accreted discounts and amortized premiums are included in interest income on an effective yield basis.

Investment securities available for sale are carried at their fair value with unrealized gains and losses, net of deferred income taxes, recorded as a component of comprehensive income within shareholders' equity.

At December 31, 2002 and 2001, BancShares had no investment securities held for trading purposes.

### Overnight Investments

Overnight investments include federal funds sold and interest-bearing deposit balances in other financial institutions.

## Loans

Loans that are held for investment purposes are carried at the principal amount outstanding. Loans that are classified as held for sale are carried at the lower of aggregate cost or fair value. Interest on substantially all loans is accrued and credited to interest income on a constant yield basis based upon the daily principal amount outstanding.

## Loan Fees

Fees collected and certain costs incurred related to loan originations are deferred and amortized as an adjustment to interest income over the life of the related loans. Deferred fees and costs are recorded as an adjustment to loans outstanding using a method that approximates a constant yield.

## Mortgage Servicing Rights

There are no capitalized mortgage servicing rights outstanding at December 31, 2002 or 2001. BancShares sold its then-existing mortgage servicing rights during the third quarter of 2000.

## Reserve for Loan Losses

The reserve for loan losses is established by charges to operating expense. To determine the reserve needed, management evaluates the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair value of collateral and other items that, in management's opinion, deserve current recognition in estimating credit losses.

Management considers the established reserve adequate to absorb probable losses that relate to loans outstanding as of December 31, 2002, although future additions to the reserve may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review BancShares' reserve for loan losses. Such agencies may require the recognition of additions to the reserve based on their judgments of information available to them at the time of their examination.

## Nonaccrual Loans, Impaired Loans and Other Real Estate

Accrual of interest on certain residential mortgage loans is discontinued when the loan is more than three payments past due. Accrual of interest on all other loans is discontinued when management deems that collection of additional principal or interest is doubtful. Residential mortgage loans return to an accrual status when the loan balance is less than three payments past due. Other loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms. Management considers a loan to be impaired when based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to contractual terms of the loan agreement. Impaired loans are valued using either the discounted expected cash flow method using the loan's original effective interest rate or the collateral value. When the ultimate collectibility of an impaired loan's principal is doubtful, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone.

Other real estate is valued at the lower of the loan balance at the time of foreclosure or estimated fair value net of selling costs and is included in other assets. Once acquired, other real estate is periodically reviewed to ensure that the fair value of the property supports the carrying value, with writedowns recorded when necessary. Gains and losses resulting from the sale or writedown of other real estate and income and expenses related to the operation of other real estate are recorded in other expense.

## Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization are computed by the straight-line method and are charged to operations over the estimated useful lives of the assets, which range from 25 to 40 years for premises and three to 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter. Gains and losses on dispositions are recorded in other expense. Maintenance and repairs are charged to occupancy expense or equipment expense as incurred.

## Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Subsequent to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 *Accounting for Goodwill* (Statement 142) on January 1, 2002, goodwill is not subject to amortization but is instead tested at least annually for impairment. Under the provisions of SFAS No. 147 *Acquisitions of Certain Financial Institutions* (Statement 147), which was adopted during 2002, amounts previously recorded as other intangible assets have been reclassified as goodwill and are now subject to the annual impairment testing provisions of Statement 142.

Other intangible assets with estimable lives are amortized on a straight-line basis over their estimated useful lives, which are periodically reviewed for reasonableness.

Prior to the adoption of Statement 142, goodwill and intangible assets were amortized over their estimated useful lives, over periods of up to 15 years.

## Income Taxes

Income tax expense is based on consolidated income before income taxes and generally differs from income taxes paid due to deferred income taxes and benefits arising from income and expenses being recognized in different periods for financial and income tax reporting purposes. BancShares uses the asset and liability method to account for deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of BancShares' assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. BancShares and its subsidiaries file a consolidated federal income tax return. BancShares and its subsidiaries each file separate state income tax returns.

## Per Share Data

Net income per share has been computed by dividing net income by the weighted average number of both classes of common shares outstanding during each period. The weighted average number of shares outstanding for 2002, 2001 and 2000 was 10,478,843; 10,507,289; and 10,551,607, respectively. BancShares had no potential common stock outstanding in any period.

Cash dividends per share apply to both Class A and Class B common stock. Shares of Class A common stock carry one vote per share, while shares of Class B common stock carry 16 votes per share.

## Comprehensive Income

Accumulated other comprehensive income consists entirely of unrealized gains (losses) on investment securities available for sale.

The tax effects of the components of other comprehensive income included in the consolidated statements of income are as follows for the years ended December 31:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Unrealized gains (losses) arising during the period | $801 | $2,226 | $(149) |
| Less: reclassification adjustments for gains included in net income | 129 | 637 | 706 |
| Total tax effect | $672 | $1,589 | $(855) |

## Current Accounting Matters

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (Statement 143). Statement 143 requires the fair value of an asset retirement obligation to be recorded as a liability in the period when a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets is incurred. Statement 143 also requires a corresponding asset that is depreciated over the life of the asset be recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. BancShares adopted Statement 143 on January 1, 2003. The adoption of Statement 143 did not have a material impact on the consolidated financial statements.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement 144 establishes a single accounting model for long-lived assets to be disposed of by a sale. BancShares adopted the provisions of Statement 144 on January 1, 2002. The implementation did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections* (Statement 145). Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary. Statement 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 is applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 is not expected to have a material effect on BancShares' consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement 146), which becomes effective prospectively for exit or disposal activities initiated after December 31, 2002. Under Statement 146, a liability for a cost associated with an exit or disposal activity is recorded when that liability is incurred and can be measured at fair value. In periods after initially recording a liability, the liability is adjusted to reflect revisions to the expected timing or amount of estimated cash flows, discounted at the appropriate interest rate originally used to measure the liability. Statement 146 also establishes accounting standards for employee and contract termination costs. The impact from the adoption of Statement 146 is dependent on the nature and extent of exit and disposal activities.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34* (Interpretation 45). Interpretation 45 elaborates on the

disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. Interpretation 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of Interpretation 45 are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on BancShares's consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123* (Statement 148). Statement 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. BancShares currently has no stock-based compensation, and the adoption of Statement 148 will not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (Interpretation 46). Interpretation 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Interpretation 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation 46 is not expected to have a material effect on the consolidated financial statements.

## NOTE B—INVESTMENT SECURITIES

The aggregate values of investment securities at December 31 along with gains and losses determined on an individual security basis are as follows:

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **Investment securities held to maturity** | | | | |
| **2002** | | | | |
| U. S. Government | $2,415,284 | $19,404 | $ (50) | $2,434,638 |
| State, county and municipal | 2,039 | 168 | — | 2,207 |
| Other | 260 | — | — | 260 |
| Total investment securities held to maturity | $2,417,583 | $19,572 | $ (50) | $2,437,105 |
| **2001** | | | | |
| U. S. Government | $2,655,257 | $24,879 | $(3,182) | $2,676,954 |
| State, county and municipal | 3,309 | 152 | — | 3,461 |
| Other | 285 | — | — | 285 |
| Total investment securities held to maturity | $2,658,851 | $25,031 | $(3,182) | $2,680,700 |
| **Investment securities available for sale** | | | | |
| **2002** | | | | |
| U. S. Government | $ 65,441 | $ 268 | $ — | $ 65,709 |
| Marketable equity securities | 41,316 | 15,403 | (1,364) | 55,355 |
| State, county and municipal | 592 | 1 | (4) | 589 |
| Total investment securities available for sale | $ 107,349 | $15,672 | $(1,368) | $ 121,653 |
| **2001** | | | | |
| U. S. Government | $ 77,255 | $ — | $ (28) | $ 77,227 |
| Marketable equity securities | 41,279 | 12,839 | (181) | 53,937 |
| State, county and municipal | 1,263 | 18 | — | 1,281 |
| Total investment securities available for sale | $ 119,797 | $12,857 | $ (209) | $ 132,445 |

The following table provides maturity information for investment securities at December 31. Callable securities are assumed to mature on their earliest call date.

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Cost | Fair Value | Cost | Fair Value |
| **Investment securities held to maturity** | | | | |
| Maturing in: | | | | |
| One year or less | $1,643,887 | $1,652,024 | $2,453,866 | $2,475,458 |
| One through five years | 745,418 | 755,512 | 197,684 | 197,696 |
| Five to 10 years | 485 | 501 | 541 | 554 |
| Over 10 years | 27,793 | 29,068 | 6,760 | 6,992 |
| Total investment securities held to maturity | $2,417,583 | $2,437,105 | $2,658,851 | $2,680,700 |
| **Investment securities available for sale** | | | | |
| Maturing in: | | | | |
| One year or less | $ 45,245 | $ 45,353 | $ 51,560 | $ 51,563 |
| One through five years | 20,478 | 20,637 | 25,695 | 25,664 |
| Five to 10 years | 165 | 163 | — | — |
| Over 10 years | 145 | 145 | 1,263 | 1,281 |
| Marketable equity securities | 41,316 | 55,355 | 41,279 | 53,937 |
| Total investment securities available for sale | $ 107,349 | $ 121,653 | $ 119,797 | $ 132,445 |

The amount of securities gains (losses) reported includes the following:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2002 | 2001 | 2000 |
| Gains on sales of investment securities available for sale | $ 428 | $7,189 | $1,976 |
| Losses on sales of investment securities available for sale | — | — | — |
| Other than temporary impairment losses | (1,521) | — | (166) |
| Gains on calls of callable securities | 12 | — | — |
| Total securities gains (losses) | $(1,081) | $7,189 | $1,810 |

Investment securities having an aggregate carrying value of $1,501,471 at December 31, 2002 and $1,425,832 at December 31, 2001, were pledged as collateral to secure public funds on deposit, to secure certain short-term borrowings and for other purposes as required by law.

NOTE C—LOANS

Loans outstanding at December 31 include the following:

| | 2002 | 2001 |
| --- | --- | --- |
| Loans secured by real estate: | | |
| Construction and land development | $ 799,278 | $ 801,354 |
| Commercial mortgage | 2,035,646 | 1,809,260 |
| Residential mortgage | 1,058,082 | 1,260,010 |
| Revolving mortgage | 1,335,024 | 1,024,181 |
| Other real estate mortgage loans | 150,226 | 151,332 |
| Total loans secured by real estate | 5,378,256 | 5,046,137 |
| Commercial and industrial | 925,775 | 915,596 |
| Consumer | 1,154,280 | 1,073,954 |
| Lease financing | 141,372 | 139,966 |
| All other loans | 20,580 | 20,524 |
| Total loans | $7,620,263 | $7,196,177 |

There were no foreign loans outstanding during either period, nor were there any loans to finance highly leveraged transactions. There are no loan concentrations exceeding ten percent of loans outstanding involving multiple borrowers in similar activities or industries at December 31, 2002. Substantially all loans are to customers domiciled within BancShares' principal market areas.

At December 31, 2002, $308,189 in residential mortgage loans were pledged to secure access to long-term borrowings. At December 31, 2001, $184,765 in residential mortgage loans were pledged to secure outstanding long-term obligations and access to further borrowings.

At December 31, 2002 and 2001, nonperforming loans consisted of nonaccrual loans of $15,521 and $13,983, respectively. Gross interest income on nonperforming loans that would have been recorded had these loans been performing was $1,190, $1,060 and $1,209, respectively, during 2002, 2001 and 2000. Interest income recognized on nonperforming loans was $753, $333 and $587 during the respective periods. As of December 31, 2002 and 2001, the balance of other real estate was $7,330 and $6,263. Loans transferred to other real estate totaled $5,694, $7,523 and $3,019 during 2002, 2001 and 2000.

During 2001, to limit its exposure to changes in interest rates, BancShares began originating much of its residential mortgage loan production through correspondent mortgage bankers. Prior to that time, mortgage originations were either carried in the portfolio or were originated for sale through the secondary mortgage market. Loan sale activity for 2002, 2001 and 2000 is summarized below:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Loans held for sale at December 31 | $ 3,224 | $ — | $ 19,980 |
| For the year ended December 31: |  |  |  |
| Loans sold | 760,637 | 611,102 | 250,894 |
| Net gain on sale of loans | 4,839 | 3,013 | 484 |

Until 2000, FCB operated a mortgage servicing operation for its own loans and for loans owned by various investors. During 2000, FCB elected to discontinue the servicing operation. The right to service $1,633,075 of loans owned by others was sold to an independent third party, while a separate servicer was retained to service BancShares' residential mortgage loans. BancShares received $26,513 from the sale of its mortgage servicing rights and recognized gains of $20,187 in 2000 and $300 in 2001.

There were no capitalized mortgage servicing rights during 2002. The changes in the carrying values of mortgage servicing rights for 2001 and 2000 is summarized in the following table:

|  | 2001 | 2000 |
|---|---|---|
| Balance at beginning of year | $ — | $6,832 |
| Amounts capitalized during year | 1,415 | 180 |
| Amounts amortized during year | 51 | 686 |
| Amounts sold during the year | 1,364 | 6,326 |
| Balance at end of year | $ — | $ — |

## NOTE D—RESERVE FOR LOAN LOSSES

Activity in the reserve for loan losses is summarized as follows:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at the beginning of year | $107,087 | $102,655 | $ 98,690 |
| Reserves released from sale of loans | — | (777) | — |
| Provision for loan losses | 26,550 | 24,134 | 15,488 |
| Loans charged off | (24,940) | (22,292) | (15,906) |
| Loans recovered | 3,836 | 3,367 | 4,383 |
| Net charge-offs | (21,104) | (18,925) | (11,523) |
| Balance at the end of year | $112,533 | $107,087 | $102,655 |

At December 31, 2002 and 2001, impaired loans totaled $9,344 and $6,304, respectively, all of which were classified as nonaccrual. Total reserves of $2,136 and $2,047 have been established for impaired loans outstanding as December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans during the years ended December 31, 2002, 2001 and 2000, was $10,134, $6,386 and $5,710, respectively. For the years ended December 31, 2002, 2001 and 2000, BancShares recognized cash basis interest income on those impaired loans of $566, $102 and $301 respectively.

## NOTE E—PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows:

|  | 2002 | 2001 |
|---|---|---|
| Land | $114,645 | $119,758 |
| Premises and leasehold improvements | 394,746 | 355,859 |
| Furniture and equipment | 235,963 | 224,812 |
| Total | 745,354 | 700,429 |
| Less accumulated depreciation and amortization | 238,087 | 217,345 |
| Net book value | $507,267 | $483,084 |

There were no premises pledged to secure borrowings at December 31, 2002 and 2001.

BancShares leases certain premises and equipment under various lease agreements that provide for payment of property taxes, insurance and maintenance costs. Generally, operating leases provide for one or more renewal options on the same basis as current rental terms. However, certain leases require increased rentals under cost of living escalation clauses. Certain of the leases also provide purchase options.

Future minimum rental commitments for noncancellable operating leases with initial or remaining terms of one or more years consisted of the following at December 31, 2002:

Year ending December 31:

| | |
|---|---|
| 2003 | $11,425 |
| 2004 | 7,889 |
| 2005 | 5,754 |
| 2006 | 4,809 |
| 2007 | 3,754 |
| Thereafter | 44,282 |
| Total minimum payments | $77,913 |

Total rent expense for all operating leases amounted to $12,845 in 2002, $13,407 in 2001 and $14,897 in 2000, net of rent income, which totaled $1,859, $1,887 and $1,984 for 2002, 2001 and 2000.

## NOTE F—DEPOSITS

Deposits at December 31 are summarized as follows:

|  | 2002 | 2001 |
|---|---|---|
| Demand | $ 1,857,576 | $1,650,101 |
| Checking With Interest | 1,375,726 | 1,281,222 |
| Savings | 648,207 | 609,685 |
| Money market accounts | 2,587,777 | 1,994,211 |
| Time | 3,970,334 | 4,426,386 |
| Total deposits | $10,439,620 | $9,961,605 |

Time deposits with a minimum denomination of $100 totaled $1,063,231 and $1,156,907 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time deposits were:

| | |
|---|---:|
| 2003 | $2,897,002 |
| 2004 | 724,702 |
| 2005 | 149,040 |
| 2006 | 82,555 |
| 2007 | 116,890 |
| Thereafter | 145 |
| Total time deposits | $3,970,334 |

## NOTE G—SHORT-TERM BORROWINGS

Short-term borrowings at December 31 are as follows:

| | 2002 | 2001 |
|---|---:|---:|
| Master notes | $239,718 | $305,537 |
| Repurchase agreements | 166,201 | 201,763 |
| Federal funds purchased | 30,980 | 41,700 |
| Other | 25,728 | 62,390 |
| Total short-term borrowings | $462,627 | $611,390 |

At December 31, 2002, BancShares and its subsidiaries had unused credit lines allowing access of up to $530,000 on an unsecured basis. These included overnight borrowings and short-term borrowings under credit facilities with other banks. Additionally, under various borrowing arrangements with the Federal Reserve and the Federal Home Loan Bank of Atlanta, BancShares and its subsidiaries have access, on a secured basis, to additional borrowings as needed.

## NOTE H—LONG-TERM OBLIGATIONS

Long-term obligations at December 31 include:

| | 2002 | 2001 |
|---|---:|---:|
| Trust preferred capital securities at 8.05 percent maturing March 5, 2028 | $150,000 | $150,000 |
| Trust preferred capital securities at 8.40 percent maturing October 31, 2031 | 100,000 | 100,000 |
| Obligations to the Federal Home Loan Bank, secured by mortgage loans | | |
| Maturing September 9, 2011 at a fixed rate of 5.87 percent | — | 15,000 |
| Maturing September 9, 2021 at a fixed rate of 6.29 percent | — | 15,000 |
| Unsecured fixed rate notes payable: | | |
| 8.00 percent maturing February 23, 2005 | 2,178 | 2,178 |
| 7.50 percent note due in annual installments maturing March 1, 2005 | 585 | 884 |
| 7.50 percent note maturing March 1, 2006 | 375 | 375 |
| 6.75 percent note due in annual installments maturing September 1, 2003 | — | 252 |
| Other | 271 | 320 |
| Total long-term obligations | $253,409 | $284,009 |

The 8.05 percent trust preferred capital securities issued in 1998 (the "1998 Preferred Securities") were issued by a wholly-owned finance subsidiary of BancShares, and BancShares has fully and unconditionally guaranteed the repayment of those securities. The proceeds from the issuance of the 1998 Preferred Securities were invested in debentures issued by

BancShares and that investment became the sole asset of the trust. BancShares then made a capital infusion into FCB. The 1998 Preferred Securities qualify as Tier 1 capital for regulatory capital adequacy requirements for BancShares and FCB. BancShares may redeem the 1998 Preferred Securities in whole or in part after March 1, 2008.

The 8.40 percent trust preferred capital securities issued in 2001 (the "2001 Preferred Securities") were issued by a wholly-owned finance subsidiary of BancShares, and BancShares has fully and unconditionally guaranteed the repayment of those securities. The proceeds from the issuance of 2001 Preferred Securities were invested in debentures issued by BancShares and that investment became the sole asset of the trust. The 2001 Preferred Securities qualify as Tier 1 capital for regulatory capital adequacy requirements for BancShares. BancShares may redeem 2001 Preferred Securities in whole or in part on or after October 31, 2006.

Long-term obligations maturing in each of the five years subsequent to December 31, 2002 include:

| | |
|---|---:|
| 2002 | $ 48 |
| 2003 | 349 |
| 2004 | 2,463 |
| 2005 | 376 |
| 2006 | — |
| Thereafter | 250,173 |
| | $253,409 |

## NOTE I—COMMON STOCK

On October 28, 2002 the Board of Directors of BancShares authorized the purchase in the open market or in private transactions of up to 300,000 shares of its outstanding Class A common stock and up to 100,000 shares of its outstanding Class B common stock. The authorization is effective for a period of 12 months. During 2001 and 2000 the Board of Directors of BancShares had made similar authorizations to repurchase shares of BancShares stock.

The following table provides information related to shares purchased pursuant to authorizations for the years ended December 31:

| | 2002 | 2001 | 2000 |
|---|---:|---:|---:|
| Class A | | | |
| Number of shares purchased | 2,485 | 16,300 | 76,585 |
| Cash disbursed | $ 263 | $ 1,423 | $ 4,730 |
| Class B | | | |
| Number of shares purchased | 7,677 | 23,080 | 10,978 |
| Cash disbursed | $ 751 | $ 2,072 | $ 776 |

Stock purchases are retired by a charge to common stock for the par value of the shares retired and to retained earnings for the cost in excess of par value.

## NOTE J—ESTIMATED FAIR VALUES

Fair value estimates are made at a specific point in time based on relevant market information and information about each financial instrument. Where information regarding the fair value of a financial instrument is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which those financial instruments are actively traded.

Because no market exists for many financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. For these financial instruments with a fixed interest rate, an analysis of the related cash flows was the basis for estimating fair values. The expected cash flows were then discounted to the valuation date using an appropriate discount rate. The discount rates used represent the rates under which similar transactions would be currently negotiated. Generally, the fair value of variable rate financial instruments equals the book value.

| | December 31, 2002 | | December 31, 2001 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Cash and due from banks | $ 811,657 | $ 811,657 | $ 758,987 | $ 758,987 |
| Overnight investments | 623,570 | 623,570 | 501,909 | 501,909 |
| Investment securities held to maturity | 2,417,583 | 2,437,105 | 2,658,851 | 2,680,700 |
| Investment securities available for sale | 121,653 | 121,653 | 132,445 | 132,445 |
| Loans, net of reserve for loan losses | 7,507,730 | 7,591,598 | 7,089,090 | 7,203,530 |
| Income earned not collected | 46,959 | 46,959 | 63,604 | 63,604 |
| Deposits | 10,439,620 | 10,592,340 | 9,961,605 | 10,032,388 |
| Short-term borrowings | 462,627 | 462,627 | 611,390 | 611,390 |
| Long-term obligations | 253,409 | 258,277 | 284,009 | 275,185 |
| Accrued interest payable | 36,755 | 36,755 | 71,313 | 71,313 |

No forward commitments to sell loans existed at December 31, 2002 or 2001. For other off-balance sheet commitments and contingencies, carrying amounts are reasonable estimates of the fair values for such financial instruments. Carrying amounts include unamortized fee income and, in some cases, reserves for any credit losses from those financial instruments. These amounts are not material to BancShares' financial position.

## NOTE K—EMPLOYEE BENEFIT PLANS

Employees who qualify under length of service and other requirements participate in a noncontributory defined benefit pension plan. Under the plan, retirement benefits are based on years of service and average earnings. Contributions to the plan are made to provide adequate funding for retirement benefits as actuarially determined. BancShares contributed $8,487 in 2002 and $1,343 in 2001 to the plan. No contributions were made during 2000. The plan's assets consist primarily of investments in FCB's common trust funds, which include listed common stocks and fixed income securities.

The following table sets forth the plan's funded status at December 31:

| | 2002 | 2001 |
|---|---|---|
| **Change in benefit obligation:** | | |
| Net benefit obligation at beginning of year | $178,666 | $155,379 |
| Service cost | 8,316 | 6,988 |
| Interest cost | 13,035 | 11,883 |
| Actuarial loss | 18,720 | 11,583 |
| Transfers to affiliated banks | (1,790) | — |
| Gross benefits paid | (7,392) | (7,167) |
| Net benefit obligation at end of year | $209,555 | $178,666 |
| **Change in plan assets:** | | |
| Fair value of plan assets at beginning of year | $170,178 | $177,283 |
| Actual return on plan assets | (11,155) | (1,281) |
| Employer contributions | 8,487 | 1,343 |
| Transfer to affiliated banks | (2,049) | — |
| Gross benefits paid | (7,392) | (7,167) |
| Fair value of plan assets at end of year | $158,069 | $170,178 |
| Funded status at end of year | $(51,486) | $(8,488) |
| Unrecognized net actuarial loss (gain) | 36,590 | (7,121) |
| Unrecognized prior service cost | 429 | 583 |
| Unrecognized net transition asset | — | (1,164) |
| Net amount recognized in other liabilities at end of year | $(14,467) | $(16,190) |

The net periodic pension cost for the years ended December 31 included the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Components of net periodic benefit cost:** | | | |
| Service cost | $ 8,316 | $ 6,988 | $ 5,912 |
| Interest cost | 13,035 | 11,883 | 10,890 |
| Expected return on assets | (13,577) | (12,753) | (12,221) |
| Amortization of: | | | |
| Transition asset | (1,165) | (1,228) | (1,228) |
| Prior service cost | 154 | 154 | 154 |
| Total net periodic benefit cost | $ 6,763 | $ 5,044 | $ 3,507 |

Prior service cost is being amortized on a straight-line basis over the estimated average remaining service period of employees. In determining the projected benefit obligation at December 31, 2002, 2001 and 2000, the following assumptions were used:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average discount rate | 6.50% | 7.00% | 7.25% |
| Long-term rate of return on plan assets | 8.50 | 8.50 | 8.50 |
| Rate of future compensation increases | 4.75 | 4.75 | 4.75 |

Employees are also eligible to participate in a 401(k) plan after 31 days of service. The 401(k) plan allows associates to defer portions of their salary. Based on the employee's contribution, BancShares will match up to 75% of the employee contribution. BancShares made participating contributions of $5,474, $5,327 and $5,210 during 2002, 2001 and 2000, respectively.

## NOTE L—NONINTEREST INCOME AND NONINTEREST EXPENSE

Commission-based income includes commissions for investment broker-dealer activities of $14,000, $12,585 and $12,974 for 2002, 2001 and 2000, respectively.

Other noninterest expense for the years ended December 31 includes the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cardholder and merchant services expense | $ 22,123 | $ 19,514 | $ 16,870 |
| Telecommunications expense | 10,753 | 11,052 | 10,799 |
| Postage expense | 8,242 | 8,055 | 7,062 |
| Advertising expense | 7,520 | 6,928 | 7,277 |
| Amortization of intangibles | 2,803 | 11,585 | 10,637 |
| Consultant expense | 2,543 | 3,470 | 5,273 |
| Other | 67,340 | 68,633 | 63,964 |
| Total other noninterest expense | $121,324 | $129,237 | $121,882 |

## NOTE M—INCOME TAXES

At December 31, income tax expense consisted of the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current tax expense | | | |
| Federal | $47,078 | $49,191 | $55,159 |
| State | 2,301 | 2,290 | 3,274 |
| Total current tax expense | 49,379 | 51,481 | 58,433 |
| Deferred tax expense (benefit) | | | |
| Federal | 1,469 | (453) | (153) |
| State | (61) | (223) | 669 |
| Total deferred tax expense (benefit) | 1,408 | (676) | 516 |
| Total tax expense | $50,787 | $50,805 | $58,949 |

Income tax expense differed from the amounts computed by applying the federal income tax rate of 35 percent in each period to pretax income as a result of the following:

|  | 2002 | 2001 | 2000 |
|---|---|---|---|
| Income at statutory rates | $50,240 | $48,210 | $55,041 |
| Increase (reduction) in income taxes resulting from: |  |  |  |
| Amortization of goodwill | — | 1,785 | 1,979 |
| Nontaxable income on loans and investments, net of nondeductible expenses | (883) | (991) | (1,174) |
| State and local income taxes, including change in valuation allowance, net of federal income tax benefit | 1,456 | 1,344 | 2,563 |
| Other, net | (26) | 457 | 540 |
| Total tax expense | $50,787 | $50,805 | $58,949 |

The net deferred tax asset included the following components at December 31:

|  | 2002 | 2001 |
|---|---|---|
| Reserve for loan losses | $43,051 | $41,257 |
| Deferred compensation | 5,682 | 5,348 |
| Net pension liability | 5,548 | 6,117 |
| State operating loss carryforward | 1,285 | 1,271 |
| Other | 2,775 | 3,591 |
| Gross deferred tax asset | 58,341 | 57,584 |
| Less valuation allowance | 3,457 | 3,819 |
| Deferred tax asset | 54,884 | 53,765 |
| Accelerated depreciation | 8,769 | 5,418 |
| Lease financing activities | 10,649 | 12,306 |
| Unrealized gain on marketable equity securities | 5,648 | 4,976 |
| Net deferred loan fees and costs | 2,592 | 3,392 |
| Other | 2,124 | 502 |
| Deferred tax liability | 29,782 | 26,594 |
| Net deferred tax asset | $25,102 | $27,171 |

The valuation allowance of $3,457 and $3,819 at December 31, 2002 and 2001, respectively, is the amount necessary to reduce BancShares' gross state deferred tax asset to the amount that is more likely than not to be realized.

## NOTE N—RELATED PARTY TRANSACTIONS

BancShares, FCB and ASB have had, and expect to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates (Related Parties), on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

An analysis of changes in the aggregate amounts of loans to Related Parties for the year ended December 31, 2002 is as follows:

| | |
|---|---|
| Balance at beginning of year | $28,452 |
| New loans | 17,475 |
| Repayments | 9,345 |
| Balance at end of year | $36,582 |

In addition to these outstanding loan balances there is $19,420 available to Related Parties in unfunded loan commitments.

BancShares provides certain processing and operational services to other financial institutions. Certain of these institutions are deemed to be Related Parties since significant shareholders of BancShares are also deemed to be significant shareholders of the other banks. During 2002, 2001 and 2000, BancShares received $18,565, $17,273 and $14,353, respectively, for services rendered to these Related Parties, substantially all of which is included in fees from processing services and relates to data processing services.

During 2000, BancShares sold several of its branch offices to Related Parties. Income from sale of branches includes gains of $4,085 recognized on the sale of these branches. No such sales occurred during 2002 or 2001.

Other expense includes $4,300, $3,624 and $3,335 in legal expense incurred during 2002, 2001 and 2000, respectively, for the firm that serves as BancShares' general counsel. The senior attorney of that firm is a Related Party due to his membership on BancShares' board of directors.

Investment securities available for sale includes an investment in a Related Party. This investment had a carrying value of $13,804 and $10,272 at December 31, 2002 and 2001, respectively. For each period, the investment had a cost of $508.

Short-term borrowings include federal funds purchased from Related Parties that totaled $20,800 and $24,850 at December 31, 2002 and 2001.

## NOTE O—ACQUISITIONS AND DIVESTITURES

BancShares and its subsidiaries have consummated numerous acquisitions in recent years. All of the acquisitions have been accounted for as purchases, with the results of operations not included in BancShares' Consolidated Statements of Income until after the transaction date. The pro forma impact of the acquisitions as though they had been made at the beginning of the periods presented is not material to BancShares' consolidated financial statements.

The following table provides information regarding the acquisitions and divestitures of branches that have been consummated during the three-year period ended December 31, 2002:

| Year | Transaction | Assets[1] | Deposits | Intangible |
|------|-------------|--------|----------|------------|
| | | | (thousands) | |
| 2002 | Purchase of two branches by FCB | $4,448 | $24,285 | $2,574 |
| 2001 | Purchase of two branches by FCB | 12,014 | 50,493 | 3,905 |
| 2000 | Purchase of six branches by FCB | 15,726 | 143,078 | 18,138 |
| 2000 | Sale of four branches by FCB[2] | (94,773) | (91,810) | (3,780) |

[1]   Excludes the transfer of cash
[2]   Sale of certain offices was made to related parties; see Note N

## NOTE P—GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, BancShares fully adopted the provisions of Statement of Financial Accounting Standards No. 142 (Statement 142), which provides guidance for the accounting for goodwill and intangible assets. Statement 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually. Statement 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with existing accounting guidance. Certain provisions of Statement 142 were effective on July 1, 2001, and the statement was fully adopted by BancShares on January 1, 2002.

BancShares also adopted the provisions of Statement of Financial Accounting Standards No. 147 (Statement 147) during 2002. Statement 147 established specific accounting standards for the purchase of branch offices by financial institutions. The adoption of Statement 147 resulted in the reclassification of $54,524 from intangible assets to goodwill.

In accordance with the provisions of Statement 142, BancShares discontinued the amortization of goodwill effective January 1, 2002. Set forth below is a summary of goodwill activity during 2002 and 2001:

|  | 2002 | 2001 |
|---|---|---|
| Balance, January 1 | $41,240 | $46,340 |
| Reclassification pursuant to adoption of Statement 147 | 54,524 | — |
| Goodwill generated by branch purchases | 1,598 | — |
| Amortization | — | (5,100) |
| Balance, December 31 | $97,362 | $41,240 |

In connection with Statement 142's transitional goodwill impairment evaluation, an initial assessment was performed to determine whether an impairment of goodwill existed as of the date of adoption. The analysis concluded no impairment existed.

The following information relates to other intangible assets, all of which are being amortized over their estimated useful lives:

|  | 2002 | 2001 |
|---|---|---|
| Balance, January 1 | $ 70,328 | $72,418 |
| Reclassification pursuant to adoption of Statement 147 | (54,524) | — |
| Intangible generated by branch purchases | 976 | 4,395 |
| Amortization | (2,803) | (6,485) |
| Balance, December 31 | $ 13,977 | $70,328 |

Based on current estimated useful lives and current carrying values, BancShares anticipates amortization expense for intangible assets in subsequent periods to be:

Projected amortization expense:

| | |
|---|---|
| Year ended December 31, 2003 | $2,360 |
| Year ended December 31, 2004 | 1,909 |
| Year ended December 31, 2005 | 1,832 |
| Year ended December 31, 2006 | 1,688 |
| Year ended December 31, 2007 | 1,511 |

The following table describes the impact of the adoption of Statements 142 and 147 on net income and net income per share:

| | Year ended December 31 | | |
| --- | --- | --- | --- |
| | 2002 | 2001 | 2000 |
| Net income | $92,756 | $86,936 | $ 98,311 |
| Addition of goodwill amortization | — | 5,100 | 5,655 |
| Addition of amortization for intangible assets reclassified to goodwill under Statement 147 | — | 4,990 | 4,150 |
| Adjusted net income | $92,756 | $97,026 | $108,116 |
| | | | |
| Net income per share | $ 8.85 | $ 8.27 | $ 9.32 |
| Addition of goodwill amortization | — | 0.49 | 0.54 |
| Addition of amortization for intangible assets reclassified to goodwill under Statement 147 | — | 0.47 | 0.39 |
| Adjusted net income per share | $ 8.85 | $ 9.23 | $ 10.25 |

## NOTE Q—REGULATORY REQUIREMENTS

Various regulatory agencies have implemented guidelines that evaluate capital based on risk-adjusted assets. An additional capital computation evaluates tangible capital based on tangible assets. Minimum capital requirements set forth by the regulators require a Tier 1 capital ratio of no less than 4 percent, a total capital ratio of no less than 8 percent of risk adjusted assets, and a leverage capital ratio of no less than 3 percent of tangible assets. To meet the FDIC's well-capitalized standards, the Tier 1 and total capital ratios must be at least 6 percent and 10 percent, respectively. Failure to meet minimum capital requirements may result in certain actions by regulators that could have a direct material effect on the consolidated financial statements.

Based on the most recent notifications from its regulators, FCB and ASB are well capitalized under the regulatory framework for prompt corrective action. Management believes that as of December 31, 2002, BancShares, FCB and ASB met all capital adequacy requirements to which they are subject and was not aware of any conditions or events that would affect either FCB's or ASB's well capitalized status.

Following is an analysis of FCB and ASB capital ratios as of December 31, 2002 and 2001.

| | FCB | | ASB | | Requirement for Well-capitalized Status |
| --- | --- | --- | --- | --- | --- |
| | 2002 | 2001 | 2002 | 2001 | |
| Risk-based capital: | | | | | |
| Tier 1 capital | $ 842,083 | $ 801,913 | $ 147,829 | $ 79,112 | |
| Total capital | 932,628 | 890,779 | 158,386 | 87,010 | |
| Risk-adjusted assets | 7,232,191 | 7,026,677 | 874,841 | 712,083 | |
| Quarterly average tangible assets | 10,827,881 | 10,571,665 | — | — | |
| Adjusted total assets | — | — | 1,038,438 | 866,405 | |
| Tier 1 capital ratio | 11.64% | 11.41% | 16.90% | 11.11% | 6.00% |
| Total capital ratio | 12.90 | 12.68 | 18.10 | 12.22 | 10.00 |
| Leverage capital ratio | 7.78 | 7.59 | 14.24 | 9.13 | 5.00 |

The Board of Directors of FCB may declare a dividend on a portion of its undivided profits as it may deem appropriate, subject to the requirements of the FDIC and the General Statutes of North Carolina, without prior regulatory approval. As of December 31, 2002 this amount was $612,336. Dividends declared by FCB amounted to $67,879 in 2002, $81,001 in 2001 and $50,037 in 2000.

BancShares and its banking subsidiaries are subject to certain requirements imposed by state and federal banking statutes and regulations. These regulations require the maintenance of noninterest-bearing reserve balances at the

Federal Reserve Bank. Banks are allowed to reduce the required balances by the amount of vault cash. For 2002, the requirements averaged $108,541 for FCB and $1,432 for ASB. Both obligations were fully satisfied by vault cash balances.

## NOTE R—COMMITMENTS AND CONTINGENCIES

In the normal course of business, BancShares and its subsidiaries have financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. Established credit standards control the credit-risk exposure associated with these commitments. In some cases, BancShares requires that collateral be pledged to secure the commitment. At December 31, 2002 and 2001, BancShares had unused commitments totaling $4,128,285 and $3,555,309 respectively.

Standby letters of credit are commitments guaranteeing performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements. In order to minimize its exposure, BancShares' credit policies also govern the issuance of standby letters of credit. At December 31, 2002 and 2001, BancShares had standby letters of credit amounting to $35,257 and $25,884, respectively.

BancShares and various subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material effect on BancShares' consolidated financial statements.

## NOTE S—SEGMENT DISCLOSURES

BancShares conducts its banking operations through its two wholly-owned subsidiaries, FCB and ASB. Although FCB and ASB offer similar products and services to customers, each entity operates in distinct geographic markets and each entity has a separate management group. Additionally, the financial results and trends of ASB reflect the de novo nature of its growth.

FCB is a mature banking institution that operates from a single charter from its branch network in North Carolina, Virginia and West Virginia. ASB began operations in 1997 and operates through a thrift charter in Florida, Georgia and Texas. In early 2003, ASB opened an office in Arizona. ASB's significance to BancShares' consolidated financial results continues to grow.

Management has determined that FCB and ASB are reportable business segments. In the aggregate, FCB and its consolidated subsidiaries, which are integral to its branch operation, and ASB account for more than 90 percent of consolidated assets, revenues and net income. The 'Other' category in the accompanying table includes activities of the parent company, two subsidiaries that are the issuing trusts for outstanding preferred securities, Neuse, Incorporated, a subsidiary that owns real property used in the banking operation and American Guaranty Insurance Corporation, a property insurance company.

The adjustments in the accompanying tables represent the elimination of the impact of certain inter-company transactions. The adjustments for interest income and interest expense neutralize the earnings and cost of inter-company borrowings. The adjustments to noninterest income and noninterest expense reflect the elimination of management fees and other service fees paid from one company to another within BancShares' consolidated group.

The following table provides selected financial information for BancShares' reportable business segments.

|  | 2002 | | | | | |
|---|---|---|---|---|---|---|
|  | ASB | FCB | Other | Total | Adjustments | Consolidated |
| Interest income | $ 57,094 | $ 534,264 | $ 29,028 | $ 620,386 | $ (24,217) | $ 596,169 |
| Interest expense | 24,522 | 168,936 | 44,777 | 238,235 | (24,217) | 214,018 |
| Net interest income (loss) | 32,572 | 365,328 | (15,749) | 382,151 | — | 382,151 |
| Provision for loan losses | 2,890 | 23,660 | — | 26,550 | — | 26,550 |
| Net interest income (loss) after provision for loan losses | 29,682 | 341,668 | (15,749) | 355,601 | — | 355,601 |
| Noninterest income | 4,959 | 221,080 | 118 | 226,157 | (4,768) | 221,389 |
| Noninterest expense | 36,539 | 400,283 | 1,393 | 438,215 | (4,768) | 433,447 |
| Income (loss) before income taxes | (1,898) | 162,465 | (17,024) | 143,543 | — | 143,543 |
| Income taxes | (615) | 57,460 | (6,058) | 50,787 | — | 50,787 |
| Net income (loss) | $ (1,283) | $ 105,005 | $ (10,966) | $ 92,756 | $ — | $ 92,756 |
| Year-end assets | $1,039,196 | $11,082,641 | $1,672,899 | $13,794,736 | $(1,562,846) | $12,231,890 |

|  | 2001 | | | | | |
|---|---|---|---|---|---|---|
|  | ASB | FCB | Other | Total | Adjustments | Consolidated |
| Interest income | $ 52,455 | $ 654,096 | $ 32,790 | $ 739,341 | $ (23,914) | $ 715,427 |
| Interest expense | 34,084 | 295,845 | 40,495 | 370,424 | (23,914) | 346,510 |
| Net interest income (loss) | 18,371 | 358,251 | (7,705) | 368,917 | — | 368,917 |
| Provision for loan losses | 4,107 | 20,027 | — | 24,134 | — | 24,134 |
| Net interest income (loss) after provision for loan losses | 14,264 | 338,224 | (7,705) | 344,783 | — | 344,783 |
| Noninterest income | 4,276 | 208,481 | 7,253 | 220,010 | (4,455) | 215,555 |
| Noninterest expense | 30,432 | 389,881 | 6,739 | 427,052 | (4,455) | 422,597 |
| Income (loss) before income taxes | (11,892) | 156,824 | (7,191) | 137,741 | — | 137,741 |
| Income taxes | (4,254) | 55,849 | (790) | 50,805 | — | 50,805 |
| Net income (loss) | $ (7,638) | $ 100,975 | $ (6,401) | $ 86,936 | $ — | $ 86,936 |
| Year-end assets | $ 867,210 | $10,770,847 | $1,702,376 | $13,340,433 | $(1,475,442) | $11,864,991 |

|  | 2000 | | | | | |
|---|---|---|---|---|---|---|
|  | ASB | FCB | Other | Total | Adjustments | Consolidated |
| Interest income | $ 40,341 | $ 661,232 | $ 32,597 | $ 734,170 | $ (26,000) | $ 708,170 |
| Interest expense | 26,138 | 299,245 | 43,445 | 368,828 | (26,000) | 342,828 |
| Net interest income (loss) | 14,203 | 361,987 | (10,848) | 365,342 | — | 365,342 |
| Provision for loan losses | 1,713 | 13,775 | — | 15,488 | — | 15,488 |
| Net interest income (loss) after provision for loan losses | 12,490 | 348,212 | (10,848) | 349,854 | — | 349,854 |
| Noninterest income | 3,417 | 200,680 | 1,921 | 206,018 | (3,828) | 202,190 |
| Noninterest expense | 23,879 | 367,731 | 7,002 | 398,612 | (3,828) | 394,784 |
| Income (loss) before income taxes | (7,972) | 181,161 | (15,929) | 157,260 | — | 157,260 |
| Income taxes | (2,803) | 65,400 | (3,648) | 58,949 | — | 58,949 |
| Net income (loss) | $ (5,169) | $ 115,761 | $ (12,281) | $ 98,311 | $ — | $ 98,311 |
| Year-end assets | $ 678,232 | $ 9,894,642 | $1,378,706 | $11,951,580 | $(1,259,963) | $10,691,617 |

## NOTE T—FIRST CITIZENS BANCSHARES, INC. (PARENT COMPANY)

First Citizens BancShares, Inc.'s principal assets are its investments in and receivables from its subsidiaries. Its sources of income are dividends and interest income. The Parent Company's condensed balance sheets as of December 31, 2002 and 2001, and the related condensed statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000 are as follows:

### CONDENSED BALANCE SHEETS

|  | December 31 | |
|---|---|---|
|  | 2002 | 2001 |
|  | (thousands) | |
| **Assets** | | |
| Cash | $ 36,199 | $ 87,846 |
| Investment securities held to maturity | — | 120,000 |
| Investment securities available for sale | 95,755 | 105,907 |
| Investment in subsidiaries | 1,120,273 | 982,936 |
| Due from subsidiaries | 175,989 | 150,987 |
| Other assets | 45,123 | 49,070 |
| Total assets | $1,473,339 | $1,496,746 |
| **Liabilities and Shareholders' Equity** | | |
| Short-term borrowings | $ 239,718 | $ 345,537 |
| Long-term obligations | 257,733 | 257,733 |
| Other liabilities | 8,597 | 8,433 |
| Shareholders' equity | 967,291 | 885,043 |
| Total liabilities and shareholders' equity | $1,473,339 | $1,496,746 |

### CONDENSED STATEMENTS OF INCOME

|  | Year Ended December 31 | | |
|---|---|---|---|
|  | 2002 | 2001 | 2000 |
| Interest income | $ 7,598 | $17,952 | $ 20,030 |
| Interest expense | 23,958 | 26,728 | 31,370 |
| Net interest income (loss) | (16,360) | (8,776) | (11,340) |
| Dividends from subsidiaries | 67,879 | 81,001 | 50,037 |
| Other income (loss) | (1,072) | 6,888 | 1,840 |
| Other operating expense | 1,379 | 6,390 | 6,875 |
| Income before income tax benefit and equity in undistributed net income of subsidiaries | 49,068 | 72,723 | 33,662 |
| Income tax benefit | (6,338) | (913) | (3,668) |
| Income before equity in undistributed net income of subsidiaries | 55,406 | 73,636 | 37,330 |
| Equity in undistributed net income of subsidiaries | 37,350 | 13,300 | 60,981 |
| Net income | $ 92,756 | $86,936 | $ 98,311 |

## CONDENSED STATEMENTS OF CASH FLOWS

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2002 | 2001 | 2000 |
| OPERATING ACTIVITIES | | | |
| Net income | $ 92,756 | $ 86,936 | $ 98,311 |
| Adjustments | | | |
| Undistributed net income of subsidiaries | (37,350) | (13,300) | (60,981) |
| Net amortization (accretion) of premiums and discounts | 2,329 | 401 | (185) |
| Securities (gains) losses | 1,081 | (7,189) | (1,810) |
| Change in other assets | 3,288 | 1,113 | 4,590 |
| Change in other liabilities | 164 | 5,143 | (2,863) |
| Net cash provided by operating activities | 62,268 | 73,104 | 37,062 |
| INVESTING ACTIVITIES | | | |
| Net change in due from subsidiaries | (25,002) | 9,249 | 115,605 |
| Purchase of investment securities held to maturity | — | — | (130,136) |
| Purchase of investment securities available for sale | (40,000) | (95,366) | — |
| Maturities of investment securities held to maturity | 117,671 | 39,599 | 20,136 |
| Proceeds from sales of investment securities available for sale | 50,727 | 13,883 | 2,337 |
| Investment in subsidiaries | (100,000) | (34,260) | (27,866) |
| Net cash provided (used) by investing activities | 3,396 | (66,895) | (19,924) |
| FINANCING ACTIVITIES | | | |
| Net change in short-term borrowings | (105,819) | (12,407) | 960 |
| Originations of long-term obligations | — | 103,093 | — |
| Repurchase of common stock | (1,014) | (3,495) | (5,506) |
| Cash dividends paid | (10,478) | (10,506) | (10,546) |
| Net cash provided (used) by financing activities | (117,311) | 76,685 | (15,092) |
| Net change in cash | (51,647) | 82,894 | 2,046 |
| Cash balance at beginning of year | 87,846 | 4,952 | 2,906 |
| Cash balance at end of year | $ 36,199 | $ 87,846 | $ 4,952 |
| Cash payments for | | | |
| Interest | $ 24,046 | $ 26,990 | $ 31,006 |
| Income taxes | 45,232 | 51,321 | 58,096 |
| Supplemental disclosure of noncash investing and financing activities: | | | |
| Unrealized securities gains (losses) | 1,656 | 2,969 | (1,143) |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2003                      FIRST CITIZENS BANCSHARES, INC. (Registrant)

/s/ JAMES B. HYLER, JR.
_____
**James B. Hyler, Jr.**
**Vice Chairman and Director**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities indicated on March 13, 2003.

| Signature | Title | Date |
|---|---|---|
| /s/ LEWIS R. HOLDING° <br> Lewis R. Holding | Chairman and Chief Executive Officer (principal executive officer) | March 13, 2003 |
| /s/ FRANK B. HOLDING° <br> Frank B. Holding | Executive Vice Chairman | March 13, 2003 |
| /s/ JAMES B. HYLER, JR. <br> James B. Hyler, Jr. | Vice Chairman | March 13, 2003 |
| /s/ FRANK B. HOLDING, JR.° <br> Frank B. Holding, Jr. | President | March 13, 2003 |
| /s/ KENNETH A. BLACK <br> Kenneth A. Black | Vice President, Treasurer, and Chief Financial Officer (principal financial and accounting officer) | March 13, 2003 |
| /s/ JOHN M. ALEXANDER, JR. ° <br> John M. Alexander, Jr. | Director | March 13, 2003 |
| /s/ CARMEN HOLDING AMES ° <br> Carmen Holding Ames | Director | March 13, 2003 |
| /s/ VICTOR E. BELL, III ° <br> Victor E. Bell, III | Director | March 13, 2003 |
| /s/ GEORGE H. BROADRICK ° <br> George H. Broadrick | Director | March 13, 2003 |
| /s/ HUBERT M. CRAIG, III ° <br> Hubert M. Craig, III | Director | March 13, 2003 |
| /s/ LEWIS M. FETTERMAN ° <br> Lewis M. Fetterman | Director | March 13, 2003 |
| /s/ CHARLES B.C. HOLT ° <br> Charles B.C. Holt | Director | March 13, 2003 |

| Signature | Title | Date |
|---|---|---|
| /s/ GALE D. JOHNSON, M.D. °<br>Gale D. Johnson, M.D. | Director | March 13, 2003 |
| /s/ FREEMAN R. JONES °<br>Freeman R. Jones | Director | March 13, 2003 |
| /s/ LUCIUS S. JONES °<br>Lucius S. Jones | Director | March 13, 2003 |
| /s/ JOSEPH T. MALONEY, JR. °<br>Joseph T. Maloney, Jr. | Director | March 13, 2003 |
| /s/ ROBERT T. NEWCOMB °<br>Robert T. Newcomb | Director | March 13, 2003 |
| /s/ LEWIS T. NUNNELEE, II °<br>Lewis T. Nunnelee, II | Director | March 13, 2003 |
| /s/ TALBERT O. SHAW °<br>Talbert O. Shaw | Director | March 13, 2003 |
| /s/ C. RONALD SCHEELER °<br>C. Ronald Scheeler | Director | March 13, 2003 |
| /s/ R. C. SOLES, JR. °<br>R. C. Soles, Jr. | Director | March 13, 2003 |
| /s/ DAVID L. WARD, JR °<br>David L. Ward, Jr. | Director | March 13, 2003 |

°  Alexander G. MacFadyen, Jr. hereby signs this Annual Report on Form 10-K on March 13, 2003, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a Power of Attorney filed herewith.


By:     /s/ ALEXANDER G. MACFADYEN, JR.
                  Alexander G. MacFadyen, Jr.
                  As Attorney-In-Fact

## Certification of Chief Executive Officer

I, Lewis R. Holding, certify that:

1.  I have reviewed this annual report on Form 10-K of First Citizens BancShares, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 5, 2003

/s/ LEWIS R. HOLDING
_____
Lewis R. Holding
Chief Executive Officer

# Certification of Chief Financial Officer

I, Kenneth A. Black, certify that:

1.  I have reviewed this annual report on Form 10-K of First Citizens BancShares, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 5, 2003

/s/   KENNETH A. BLACK
_____
Kenneth A. Black
Chief Financial Officer

## Certifications

The undersigned hereby certifies that, to his or her knowledge, (i) the Form 10-K filed by First Citizens BancShares, Inc. (the "Registrant") for the year ended December 31, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in that report fairly presents, in all material respects, the financial condition and results of operations of the Registrant on the dates and for the periods presented therein.

March 5, 2003

/s/ LEWIS R. HOLDING

**Lewis R. Holding**
**Chairman and Chief Executive Officer**

/s/ KENNETH A. BLACK

**Kenneth A. Black**
**Vice President and Chief Financial Officer**

# EXHIBIT INDEX

3.1 Certificate of Incorporation of the Registrant, as amended (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1992)

3.2 Bylaws of the Registrant, as amended (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 2000)

4.1 Specimen of Registrant's Class A Common Stock certificate (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1993)

4.2 Specimen of Registrant's Class B Common Stock certificate (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1993)

4.3 Amended and Restated Trust Agreement of FCB/NC Capital Trust I (incorporated by reference from Registration No. 333-59039)

4.4 Form of Guarantee Agreement (incorporated by reference from Registration No. 333-59039)

4.5 Junior Subordinated Indenture dated March 5, 1998 between Registrant and Bankers Trust Company, as Debenture Trustee (incorporated by reference from Registration No. 333-59039)

4.6 Amended and Restated Trust Agreement of FCB/NC Capital Trust II (incorporated by reference from Registration No. 333-68340)

4.7 Guarantee Agreement relating to Registrant's guarantee of the capital securities of FCB/NC Capital Trust II (incorporated by reference from Registration No. 333-68340)

4.8 Junior Subordinated Indenture dated October 10, 2001, between Registrant and Bankers Trust Company, as Delaware Trustee (incorporated by reference from Registration No. 333-68340)

10.1(a) Employee Death Benefit and Post-Retirement Non-Competition and Consultation Agreement, dated January 1, 1986, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Lewis R. Holding (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1998)

10.1(b) Fifth Amendment of Employee Death Benefit and Post-Retirement Noncompetition and Consultation Agreement, dated October 28, 2002 between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Lewis R. Holding (filed herewith)

10.2(a) Employee Death Benefit and Post-Retirement Non-Competition and Consultation Agreement, dated January 1, 1986, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Frank B. Holding (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1998)

10.2(b) Fifth Amendment of Employee Death Benefit and Post-Retirement Noncompetition and Consultation Agreement, dated October 28, 2002 between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Frank B. Holding (filed herewith)

10.3(a) Employee Death Benefit and Post-Retirement Non-Competition and Consultation Agreement, dated January 1, 1986, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and James B. Hyler, Jr. (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1998)

10.3(b) Fifth Amendment of Employee Death Benefit and Post-Retirement Noncompetition and Consultation Agreement, dated October 28, 2002 between Registrant's subsidiary, First-Citizens Bank & Trust Company, and James B. Hyler, Jr. (filed herewith)

10.4(a) Employee Death Benefit and Post-Retirement Non-Competition and Consultation Agreement, dated January 23, 1996, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Frank B. Holding, Jr. (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1998)

10.4(b) Second Amendment of Employee Death Benefit and Post-Retirement Noncompetition and Consultation Agreement, dated October 28, 2002 between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Frank B. Holding, Jr. (filed herewith)

10.5(a) Employee Death Benefit and Post-Retirement Noncompetition and Consultation Agreement dated January 22, 1996, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Joseph A. Cooper, Jr. (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1999)

10.5(b) Second Amendment of Employee Death Benefit and Post-Retirement Noncompetition and Consultation Agreement, dated October 28, 2002 between Registrant's subsidiary, First-Citizens Bank & Trust Company, and Frank B. Holding (filed herewith)

10.6  Second Death Benefit and Post-Retirement Non-Competition and Consultation Agreement dated April 28, 1997, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and George H. Broadrick (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1997)

10.7  Consulting Agreement dated February 17, 1988, between Registrant's subsidiary, First-Citizens Bank & Trust Company, and George H. Broadrick (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 1987)

10.13  Article IV Section 4.1.d of the Agreement and Plan of Reorganization and Merger by and among First Investors Savings Bank, Inc., SSB, First-Citizens Bank & Trust Company and First Citizens BancShares, Inc., dated October 25, 1995, located at page II-38 of Registrant's S-4 Registration Statement filed with the SEC on December 19, 1994 (Registration No. 33-84514)

10.14  Article IV Section 4.1.e of the Agreement and Plan of Reorganization and Merger by and among State Bank and First-Citizens Bank & Trust Company and First Citizens BancShares, Inc., dated October 25, 1995, located at page I-36 of Registrant's S-4 Registration Statement filed with the SEC on November 16, 1994 (Registration No. 33-86286)

22  Subsidiaries of the Registrant (filed herewith)

24  Power of Attorney (filed herewith)

99  Proxy Statement for Registrant's 2002 Annual Meeting (separately filed)

**COPIES OF EXHIBITS ARE AVAILABLE UPON WRITTEN REQUEST TO
KENNETH A. BLACK, CHIEF FINANCIAL OFFICER OF FIRST CITIZENS BANCSHARES, INC.**



**FIRST CITIZENS BANCSHARES**

Post Office Box 27131
Raleigh, North Carolina 27611-7131

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of shareholders of First Citizens BancShares, Inc. will be held in the main office of First-Citizens Bank & Trust Company located at 239 Fayetteville Street Mall, Raleigh, North Carolina, at 1:00 p.m. on Monday, April 28, 2003.

The purposes of the meeting are:

1. *Election of Directors:* To elect 21 directors for one-year terms; and

2. *Other Business:* To transact any other business properly presented for action at the Annual Meeting.

*You are invited to attend the Annual Meeting in person. However, even if you plan to attend, we ask that you complete, sign and date the enclosed appointment of proxy and return it to us as soon as you can in the enclosed envelope. Doing that will help us ensure that your shares are represented and that a quorum is present at the Annual Meeting. Even if you sign an appointment of proxy, you may still revoke it later or attend the Annual Meeting and vote in person.*

*This notice and the enclosed Proxy Statement and form of appointment of proxy are being mailed to our shareholders on or about March 24, 2003.*

By Order of the Board of Directors

**Alexander G. MacFadyen, Jr.**
Secretary



Post Office Box 27131
Raleigh, North Carolina 27611-7131

---

## PROXY STATEMENT

---

### *ANNUAL MEETING OF SHAREHOLDERS*

### General

This Proxy Statement is dated March 24, 2003, and is being furnished to our shareholders in connection with our solicitation of appointments of proxy in the enclosed form for use at the 2003 Annual Meeting of our shareholders and at any adjournments of the meeting. The Annual Meeting will be held at the main office of First-Citizens Bank & Trust Company located at 239 Fayetteville Street Mall, Raleigh, North Carolina, at 1:00 p.m. on Monday, April 28, 2003.

In this Proxy Statement, the terms "you," "your" and similar terms refer to the shareholder receiving it. The terms "we," "us," "our" and similar terms refer to First Citizens BancShares, Inc. Our banking subsidiary, First-Citizens Bank & Trust Company, is referred to as the "Bank."

### Solicitation and Voting of Proxies

A form of "appointment of proxy" is included with this Proxy Statement that provides for you to name George H. Broadrick, Lewis R. Holding, Frank B. Holding, James B. Hyler, Jr., Frank B. Holding, Jr., Lewis T. Nunnelee II, and David L. Ward, Jr. to act as your "Proxies" and vote your shares at the Annual Meeting. We ask that you sign and date an appointment of proxy and return it to us in the enclosed envelope.

If you sign an appointment of proxy and return it to us before the Annual Meeting, the shares of our voting securities you hold of record will be voted by the Proxies according to your instructions. If you sign and return an appointment of proxy but do not give any voting instructions, then your shares will be voted by the Proxies "FOR" the election of each of the 21 nominees for director named in Proposal 1 below. If, before the Annual Meeting, any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, the Proxies will have the discretion to vote for a substitute nominee named by our Board of Directors. We are not aware of any other business that will be brought before the Annual Meeting but, if any other matter is properly presented for action by our shareholders, the Proxies will be authorized to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the Annual Meeting, including adjournments.

### Revocation of Appointment of Proxy

If you sign and return an appointment of proxy, you can revoke it at any time before the voting takes place at the Annual Meeting either by filing with our Secretary a written instrument revoking it or an executed appointment of proxy dated as of a later date, or by attending the Annual Meeting and announcing your intention to vote in person.

### Expenses and Method of Solicitation

We will pay all costs of soliciting appointments of proxy for the Annual Meeting, including costs of preparing and mailing this Proxy Statement. In addition to solicitation by mail, our and the Bank's directors, officers and employees may solicit appointments of proxy, personally or by telephone, without additional compensation.

## Record Date

The close of business on March 13, 2003, is the "Record Date" for determining which shareholders are entitled to receive notice of and to vote at the Annual Meeting. You must have been a record holder of our common stock on the Record Date in order to vote at the Annual Meeting.

## Voting Securities

Our voting securities consist of 8,794,463 shares of Class A Common Stock ("Class A Common") and 1,678,100 shares of Class B Common Stock ("Class B Common") that were outstanding on the Record Date. You may cast one vote for each share of Class A Common and 16 votes for each share of Class B Common you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting.

## Voting Procedures; Votes Required for Approval

In the election of directors, the 21 nominees receiving the highest numbers of votes will be elected. Abstentions and broker non-votes will have no effect in the voting for directors. You may not vote cumulatively in the election of directors.

## Beneficial Ownership of Voting Securities

*Principal Shareholders.* The following table describes the beneficial ownership of our voting securities on the Record Date by persons known by us to own, beneficially or of record, 5% or more of any class of our voting securities:

| | Beneficial Ownership | | | | |
| | Class A Common | | Class B Common | | |
| Name and address of beneficial owner | Number of shares (1) | Percentage of class (2) | Number of shares (1) | Percentage of class (2) | Percentage of total votes (2) |
| --- | --- | --- | --- | --- | --- |
| Carson H. Brice Raleigh, NC | 51,904 (3) | .59% | 100,885 (3) | 6.01% | 4.67% |
| Claire H. Bristow Columbia, SC | 52,687 (3) | .60% | 100,812 (3) | 6.01% | 4.67% |
| Hope H. Connell Raleigh, NC | 58,068 (4) | .66% | 110,877 (4) | 6.61% | 5.14% |
| Frank B. Holding Smithfield, NC | 2,529,419 (5) | 28.76% | 650,958 (5) | 38.79% | 36.31% |
| Frank B. Holding, Jr. Raleigh, NC | 73,909 (3) | .84% | 130,398 (3) | 7.77% | 6.06% |
| Lewis R. Holding Lyford Cay, Bahamas | 1,384,121 (6) | 15.74% | 199,052 (6) | 11.86% | 12.81% |
| Olivia B. Holding Raleigh, NC | 57,402 (3) | 0.65% | 105,240 (3) | 6.27% | 4.88% |
| North State Trustees Charlotte, NC | 416,840 (7) | 4.74% | 529,659 (7) | 31.56% | 24.94% |

(1) Except as otherwise noted, and to the best of our knowledge, each named individual exercises sole voting and investment power with respect to all listed shares. Certain of the named individuals may be considered to exercise shared voting and investment power with respect to certain of the listed shares held jointly, by family members or other persons, or by corporations or other entities that they may be deemed to control, as follows: Mrs. Brice—5,200 shares of Class A Common and 1,250 shares of Class B Common; Mrs. Bristow—5,410 shares of Class A Common and 1,250 shares of Class B Common; Mrs. Connell—24,165 shares of Class A Common and 3,125 shares of Class B Common; Mr. F. Holding—509,560 shares of Class A Common and 105,869 shares of Class B Common; Mr. F. Holding, Jr.—5,400 shares of Class A Common and 1,225 shares of Class B Common; Mr. L. Holding—491,700 shares of Class A Common and 106,544 shares of Class B Common; and Ms. O. Holding—13,177 shares of Class A Common and 2,450 shares of Class B Common. Certain of the named individuals disclaim beneficial ownership of the following numbers of listed shares that are held by or for family members or other persons: Mrs. Bristow—1,645 shares of Class A Common and 25,910 shares of Class B Common; Mrs. Connell—3,846 shares of Class A Common and 16,893 shares of Class B Common; Mr. F. Holding—386,846 shares of Class A Common and 545,089 shares of Class B Common; Mr. F. Holding, Jr.—5,500 shares of Class A Common and 650 shares of Class B Common; Mr. L. Holding—196,892 shares of Class A Common and 70,906 shares of Class B Common.

(2) "Percentage of class" reflects the listed shares as a percentage of the total number of outstanding shares of that class of stock. "Percentage of total votes" reflects the aggregate votes represented by the listed shares of both classes as a percentage of the aggregate votes represented by all outstanding shares of our voting securities.

(3) All listed shares also are shown as beneficially owned by Mr. F. Holding.

(4) Includes an aggregate of 39,223 shares of Class A Common and 108,977 shares of Class B Common that also are shown as beneficially owned by Mr. F. Holding, and an aggregate of 18,845 shares of Class A Common and 1,900 shares of Class B Common that also are shown as beneficially owned by Mr. L. Holding.

(5) Includes an aggregate of 472,855 shares of Class A Common and 104,644 shares of Class B Common that also are shown as beneficially owned by Mr. L. Holding, and an aggregate of 267,048 shares of Class A Common and 545,089 shares of Class B Common that also are shown as beneficially owned by Mr. F. Holding's adult children who are listed individually in the table.

(6) Includes an aggregate of 472,855 shares of Class A Common and 104,644 shares of Class B Common that also are shown as beneficially owned by Mr. F. Holding, an aggregate of 18,845 shares of Class A Common and 1,900 shares of Class B Common that also are shown as beneficially owned by Ms. Connell, and an aggregate of 122,800 shares of Class A Common and 58,300 shares of Class B Common that also are shown as beneficially owned by North State Trustees.

(7) Includes 294,040 shares of Class A Common and 471,359 shares of Class B Common held by North State Trustees— 1990, 110,400 shares of Class A Common and 55,200 shares of Class B Common held by North State Trustees— 1979, and 12,400 shares of Class A Common and 3,100 shares of Class B Common held by North State Trustees— 1976, each of which trusts is for the benefit of Carmen Holding Ames, adult daughter of Mr. L. Holding. The six trustees for the three trusts, who may be deemed to have shared voting and investment power as to such shares, are George H. Broadrick, Carolyn S. Holding, John R. Jordan, Jr., C. Ronald Scheeler, David L. Ward, Jr., and James A. Weathers. Includes an aggregate of 122,800 shares of Class A Common and 58,300 shares of Class B Common that also are shown as beneficially owned by Mr. L. Holding.

*Management.* The following table describes the beneficial ownership of our voting securities on the Record Date by our current directors, nominees for election as directors, and certain named executive officers, individually, and by all of our current directors and executive officers as a group.

| | Beneficial Ownership | | | | |
| | Class A Common | | Class B Common | | |
| Name of beneficial owner | Number of shares (1) | Percentage of class (2) | Number of shares (1) | Percentage of class (2) | Percentage of total votes (2) |
|---|---|---|---|---|---|
| John M. Alexander, Jr. | 727 | .01% | 68 | ° | ° |
| Carmen Holding Ames | 147,929 (3) | 1.68% | 58,881 (3) | 3.51% | 3.05% |
| Victor E. Bell III | 17,557 | .20% | 4,925 | .29% | .27% |
| George H. Broadrick | 61,847 | .70% | 2,500 | .15% | .28% |
| Joseph A. Cooper, Jr. | -0- | — | -0- | — | — |
| H. M. Craig III | 400 | ° | -0- | — | ° |
| Lewis M. Fetterman | 12,955 | .15% | 2,750 | .16% | .16% |
| Frank B. Holding | 2,529,419 (4) | 28.76% | 650,958 (4) | 38.79% | 36.31% |
| Frank B. Holding, Jr. | 73,909 (5) | .84% | 130,398 (5) | 7.77% | 6.06% |
| Lewis R. Holding | 1,384,121 (6) | 15.74% | 199,052 (6) | 11.86% | 12.81% |
| Charles B. C. Holt | 2,431 | .03% | -0- | — | ° |
| James B. Hyler, Jr. | 3,866 | .04% | 100 | .01% | .01% |
| Gale D. Johnson | 481 | .01% | 50 | ° | ° |
| Freeman R. Jones | 4,000 | .05% | 250 | .01% | .02% |
| Lucius S. Jones | 1,000 | .01% | -0- | — | ° |
| Joseph T. Maloney, Jr. | 13,452 | .15% | 5,400 | .32% | .28% |
| Robert T. Newcomb | 700 | .01% | -0- | — | ° |
| Lewis T. Nunnelee II | 600 | .01% | 450 | .03% | .02% |
| C. Ronald Scheeler | 100 | ° | -0- | — | ° |
| Talbert O. Shaw | 119 | ° | -0- | — | ° |
| R. C. Soles, Jr. | 15,138 | .17% | -0- | — | .04% |
| David L. Ward, Jr. | 19,350 | .22% | 8,388 | .50% | .43% |
| All directors and executive officers as a group (30 persons) | 3,598,926 (7) | 40.92% | 770,397 (7) | 45.91% | 44.67% |

3

(1) Except as otherwise noted, and to the best of our knowledge, individuals named and included in the group exercise sole voting and investment power with respect to all shares. Certain of the individuals named and included in the group may be considered to exercise shared voting and investment power with respect to certain of the listed shares held jointly, by family members or other persons, or by corporations or other entities that they may be deemed to control, as follows: Ms. Ames—122,800 shares of Class A Common and 58,300 shares of Class B Common; Mr. Bell—8,706 shares of Class A Common and 2,462 shares of Class B Common; Mr. F. Holding—509,560 shares of Class A Common and 105,869 shares of Class B Common; Mr. F. Holding, Jr.—5,400 shares of Class A Common and 1,225 shares of Class B Common; Mr. L. Holding—491,700 shares of Class A Common and 106,544 shares of Class B Common; and all individuals included in the group—1,162,731 shares of Class A Common and 277,525 shares of Class B Common. Certain of the individuals named and included in the group disclaim beneficial ownership of the following numbers of listed shares that are held by or for family members or other persons: Mr. Bell—518 shares of Class A Common; Mr. Broadrick—10,000 shares of Class A Common and 2,500 shares of Class B Common; Mr. Fetterman—2,809 shares of Class A Common and 550 shares of Class B Common; Mr. F. Holding—386,856 shares of Class A Common and 545,089 shares of Class B Common; Mr. F. Holding, Jr.—5,500 shares of Class A Common and 650 shares of Class B Common; Mr. L. Holding—196,892 shares of Class A Common and 70,906 shares of Class B Common; Mr. Holt—465 shares of Class A Common; Mr. Ward—3,500 shares of Class A Common and 875 shares of Class B Common; and all individuals included in the group—610,532 shares of Class A Common and 637,488 shares of Class B Common.

(2) "Percentage of class" reflects the listed shares as a percentage of the total number of outstanding shares of that class of stock. "Percentage of total votes" reflects the aggregate votes represented by the listed shares of both classes as a percentage of the aggregate votes represented by all shares of BancShares' voting securities. An asterisk indicates less than .01%.

(3) All listed shares also are shown as beneficially owned by Mr. L. Holding.

(4) Includes an aggregate of 472,855 shares of Class A Common and 104,644 shares of Class B Common that also are shown as beneficially owned by Mr. L. Holding, and an aggregate of 73,909 shares of Class A Common and 130,398 shares of Class B Common that also are shown as beneficially owned by Mr. F. Holding, Jr.

(5) All listed shares also are shown as beneficially owned by Mr. F Holding.

(6) Includes an aggregate of 147,929 shares of Class A Common and 58,881 shares of Class B Common that also are shown as beneficially owned by Ms. Ames, and an aggregate of 472,855 shares of Class A Common and 104,644 shares of Class B Common that also are shown as beneficially owned by Mr. F. Holding.

(7) As described above, certain shares are included in the beneficial ownership of each of Ms. Ames, Mr. F. Holding, Mr. F. Holding, Jr., and Mr. L. Holding, but they are included only once in the shares listed for the group.

### Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our Class A Common and Class B Common. Based on our review of copies of those reports, our Proxy Statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. During the course of reviewing their share ownership, one of our principal shareholders, North State Trustees, learned that a report had not been filed regarding one small transaction during a prior year, and one of our directors, Frank B. Holding, learned that he had not filed two reports regarding a small transaction during 2002 by a relative whose shares he may be considered to beneficially own and a small transaction in a prior year by a company that he may be considered to control. Each of those reports was filed promptly after those situations were discovered.

### PROPOSAL 1: ELECTION OF DIRECTORS

Our Bylaws provide that our Board of Directors will consist of not less than five nor more than 30 members and authorize the Board to set and change the actual number of our directors from time to time within those limits. Our directors are elected each year at the Annual Meeting for terms of one year or until their respective successors have been duly elected and qualified. The number of directors currently is set at 21, and our current directors named below have been nominated by our Board of Directors for reelection at the Annual Meeting.

| Name and age | Positions with the Bank and us | First elected (1) | Principal occupation and business experience |
|---|---|---|---|
| John M. Alexander, Jr. 53 | Director | 1990 | President, General Manager and Chief Operating Officer, Cardinal International Trucks, Inc. (truck dealer) |
| Carmen Holding Ames (2)(3) 34 | Director | 1996 | Former assistant, Susan B. Bozeman Interior Designs, Inc. (residential interior design); previously, Office Manager, Interweb, Inc. (website developer), and showroom salesperson, Scalamandré, Inc. (decorative fabrics manufacturing wholesaler) |
| Victor E. Bell III 46 | Director | 2002 | Chairman and President, Marjan, Ltd. (real estate investments) |
| George H. Broadrick (3) 80 | Director | 1975 | Retired; our former President |
| H. M. Craig III 46 | Director | 1998 | Vice President and director, Gaston County Dyeing Machine Company (textile machinery manufacturer) |
| Lewis M. Fetterman 81 | Director | 1980 | Chairman and Chief Executive Officer, Super Soil Systems USA, Inc. (animal waste control); President and owner, LMF Farms (swine production) |
| Frank B. Holding (2)(3) 74 | Executive Vice Chairman | 1962 | Our executive officer |
| Frank B. Holding, Jr. (2) 41 | President, Chief Administrative Officer, Director | 1993 | Our executive officer |
| Lewis R. Holding (2) 75 | Chairman and Chief Executive Officer | 1957 | Our executive officer |
| Charles B. C. Holt 70 | Director | 1995 | Director (formerly President and Secretary/Treasurer), Holt Oil Company, Inc. (wholesale petroleum marketer) |
| James B. Hyler, Jr. 55 | Vice Chairman and Chief Operating Officer | 1988 | Our executive officer |
| Gale D. Johnson, M.D. 83 | Director | 1974 | Retired surgeon; Director of Health Affairs, Campbell University |
| Freeman R. Jones 76 | Director | 1974 | Retired; President, EFC Corporation (real estate investments) |
| Lucius S. Jones 60 | Director | 1994 | President, Chief Executive Officer and owner, United Realty & Construction Company, Inc. (residential development and construction) |
| Joseph T. Maloney, Jr. 73 | Director | 1976 | Retired; private investor |
| Robert T. Newcomb 42 | Director | 2002 | Chairman and President, Newcomb and Company (mechanical contractors) |
| Lewis T. Nunnelee II 77 | Director | 1979 | Chairman, Coastal Beverage Company, Inc. (wholesale distributor) |
| C. Ronald Scheeler (4) 70 | Director | 2003 | Retired accountant; former managing partner Ernst & Young (public accounting firm) |
| Talbert O. Shaw, Ph.D. 75 | Director | 1993 | Retired; former President, Shaw University (1987-2003) |
| R. C. Soles, Jr. 68 | Director | 1995 | Attorney; senior partner, Soles, Phipps, Ray & Prince (law firm); Senator, North Carolina State Senate |
| David L. Ward, Jr. 67 | Director | 1971 | Attorney; senior member, Ward and Smith, P.A. (law firm) |

(1) "First elected" refers to the year in which each individual first became our director or a director of one of our predecessors or, if before 1982, a director of the Bank.

(2) Ms. Ames is the daughter of Mr. L. Holding and the niece of Mr. F. Holding. Mr. F. Holding, Jr. is the son of Mr. F. Holding and the nephew of Mr. L. Holding. Mr. L. Holding and Mr. F. Holding are brothers. Ms. Hope H. Connell, an executive officer of the Bank, is the daughter of Mr. F. Holding, the niece of Mr. L. Holding, and the sister of Mr. F. Holding, Jr.

(3) Certain of our directors also serve as directors of other publicly held companies. Ms. Ames, Mr. Broadrick, and Mr. F. Holding serve as directors of First Citizens Bancorporation of South Carolina, Inc., Columbia, SC, and Mr. F. Holding serves as a director of Southern BancShares (N.C.), Inc., Mount Olive, NC.

(4) Mr. Scheeler was appointed as a director by the Board of Directors during January 2003.

*Our Board of Directors recommends that you vote "FOR" each of the 21 nominees named above. The 21 nominees receiving the highest numbers of votes will be elected.*

## Director Compensation

Each of our directors serves and is compensated as a director of the Bank. The Bank's and our Boards meet jointly, and directors do not receive any additional compensation for their services as our directors. Except as described below, each director (other than executive officers) receives an annual retainer of $12,000 and a fee of $600 for attendance at each Board meeting and at each meeting of a committee held other than in conjunction with a Board meeting. As executive officers, Lewis R. Holding, Frank B. Holding, James B. Hyler, Jr., and Frank B. Holding, Jr. receive no compensation for their services as directors. In addition to the above fees, certain of our directors receive other compensation from the Bank as described below.

Since his retirement from active employment during 1987, George H. Broadrick has received payments of $4,778 per month under an agreement with the Bank under which he agreed to provide consultation services to, and that he will not "compete" (as defined in the agreement) with, the Bank. The agreement expires during 2007.

Charles B. C. Holt, Lucius S. Jones, Joseph T. Maloney, Jr., Victor E. Bell III, and Robert T. Newcomb serve on the Bank's local advisory boards in their respective communities and receive a fee of $125 for attendance at each quarterly advisory board meeting.

## Meetings and Committees of the Board of Directors

Our Board of Directors met five times during 2002. Our current directors who have been nominated for reelection at the Annual Meeting each attended at least 75% of the aggregate number of those meetings and meetings of any committees on which they served.

The Board has several standing committees, including an Audit Committee that is described below. The Bank's Board of Directors has a Compensation Committee. Our Board does not have a standing compensation or nominating committee or any other committee performing equivalent functions.

## Audit Committee

*Function.* The Audit Committee acts under a written charter approved by our Board of Directors. The Committee generally oversees our internal audit program, reviews reports of examinations by our and our subsidiaries' regulators and, at least quarterly, reviews reports on the work of the Bank's Audit, Corporate Finance and Commercial Credit Administration Departments. Subject to the approval of our Board of Directors, the Committee engages an independent accounting firm to audit our consolidated financial statements, and it receives reports from our independent accountants and approves all non-audit services proposed by management to be provided by our independent accountants. The Bank's General Auditor reports directly to the Committee as to all internal audit matters. He reports to the Bank's Chief Operating Officer as to all administrative matters. During 2002, the Committee met six times.

6

*Members.*   The current members of the Audit Committee are John M. Alexander, Jr.—Chairman, H. M. Craig III, and Charles B. C. Holt. Each member of the Committee is "independent" as that term is defined by the listing standards of The Nasdaq Stock Market on which our Class A Common is traded.

*Audit Committee Report.*   The Audit Committee has (i) reviewed and discussed our December 31, 2002, audited consolidated financial statements with management, (ii) discussed with our independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, (iii) received written disclosures and a letter from our independent accountants required by Independence Standards Board Standard No. 1, and (iv) discussed the independence of our independent accountants with the accountants. Based on the above reviews and discussions, the Committee recommended to our Board of Directors that the audited financial statements be included in our 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

Our management is responsible for our financial reporting process, including our systems of internal controls and disclosure controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent accountants are responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. It is not the Committee's duty or its responsibility to conduct auditing or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representations that the financial statements have been prepared in conformity with generally accepted accounting principles and on the opinion of our independent accountants included in their report on our financial statements. The Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee's considerations and discussions with management and the independent accountants do not guarantee that our financial statements are presented in accordance with generally accepted accounting principles, that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards, or that our independent accountants are in fact "independent."

*The Audit Committee:*

| | | |
|---|---|---|
| *John M. Alexander, Jr* | *H. M. Craig III* | *Charles B. C. Holt* |

## Compensation Committee

*Function.*   Our executive officers are compensated by the Bank for their services as its officers, and they receive no separate compensation from us. Therefore, while our Board of Directors does not have a compensation committee, the Bank's Board of Directors does have a separate Compensation Committee. That Committee provides overall guidance for the Bank's executive compensation programs and, in conjunction with management, makes recommendations to the Bank's Board with regard to proposed salaries and other forms of compensation. After receipt of recommendations from the Committee, the Bank's Board makes all final decisions regarding executive compensation matters. Members of the Board of Directors who are executive officers abstain from participation in both the discussion of and the voting on those matters. The Committee met twice during 2002.

*Members.*   The current members of the Bank's Compensation Committee are Freeman R. Jones — Chairman, Lewis M. Fetterman, and Lewis T. Nunnelee II.

*Report on Executive Compensation.*   The Bank's goal is to provide compensation that will enable it to attract and retain qualified and motivated individuals as executive officers. Currently, the Bank's executive compensation program includes base salary, discretionary bonuses based upon merit, and contributions to the individual accounts of all participating employees (including executive officers) under the Bank's Section 401(k) salary deferral plan. However, the Bank also provides retirement and other employee benefit and welfare plans customary for companies of its size.

During 2002, the Compensation Committee made recommendations to the Bank's Board of Directors, and the Board made final decisions, regarding the amounts of the 2002 salaries of Lewis R. Holding, Frank B. Holding, James B.

Hyler, Jr., and Frank B. Holding, Jr., and the maximum aggregate amount for 2002 merit increases in the salaries of the Bank's other officers and employees. With respect to the above executive officers, the Committee's recommendations were based on its evaluation of their individual levels of responsibility and performance and, in the case of the discretionary bonus for Lewis R. Holding, his current leadership, direction, and historical importance in the development and growth of the Bank. With respect to the salaries of other executive officers, the Vice Chairman, with the consent of the Chairman, was directed by the Board to set 2002 salaries on an individual merit basis. The performance of individual executive officers and the Bank's financial performance were considered by the Committee in connection with the setting of compensation for 2002. However, that process largely is subjective, and there are no specific formulae, objective criteria or other such mechanisms by which the salary or other compensation of executive officers (including the executive officers named above) is tied empirically to their individual performance or to the Bank's financial performance. The amounts of contributions to the separate accounts of executive officers under the Bank's 401(k) plan were determined solely by the terms of that plan.

### The Compensation Committee:

*Lewis M. Fetterman*          *Freeman R. Jones*          *Lewis T. Nunnelee II*


## Executive Officers

The Bank's and our current executive officers are as follows:

| Name and age | Positions with us and the Bank |
|---|---|
| Lewis R. Holding 75 | The Bank's and our Chairman and Chief Executive Officer |
| Frank B. Holding 74 | The Bank's and our Executive Vice Chairman |
| James B. Hyler, Jr. 55 | The Bank's and our Vice Chairman and Chief Operating Officer |
| Frank B. Holding, Jr. 41 | The Bank's and our President and Chief Administrative Officer |
| Kenneth A. Black 50 | Our Vice President, Treasurer and Chief Financial Officer; Executive Vice President, Treasurer and Chief Financial Officer of the Bank |
| Alexander G. MacFadyen, Jr. 61 | Our Secretary; Group Vice President and Secretary of the Bank |
| Joseph A. Cooper, Jr. 49 | Executive Vice President and Technology and Operations Executive of the Bank |
| Wayne D. Duncan 61 | Executive Vice President of the Bank (Retail Lending) |
| William C. Orr 60 | Executive Vice President and Chief Credit Officer of the Bank (Commercial Credit Administration) |
| Jeffery L. Ward 42 | Executive Vice President and Personal Banking Segment Manager of the Bank |
| Hope Holding Connell 40 | Executive Vice President and Business Banking Segment Manager of the Bank |
| Allen D. Smith, Jr. 45 | Executive Vice President and Wealth Management Segment Manager of the Bank |
| Lou J. Davis 50 | Executive Vice President and Chief Human Resources Officer of the Bank |

**Executive Compensation**

*Cash Compensation.* The following table shows cash and certain other compensation paid to or deferred by certain of the Bank's and our current executive officers for the years indicated. Our officers are compensated by the Bank for their services as its officers, and they receive no salaries or other separate compensation from us.

## SUMMARY COMPENSATION TABLE

| Name and principal position | Year | Annual compensation | | | All other compensation (4) |
| | | Salary (1) | Bonus | Other annual Compensation | |
|---|---|---|---|---|---|
| Lewis R. Holding | 2002 | $ 716,550 | $200,000 | $63,318 (3) | $9,000 |
| Chairman of the Board and | 2001 | 691,740 | -0- | (3) | 7,650 |
| Chief Executive Officer | 2000 | 652,585 | -0- | (3) | 7,650 |
| | | | | | |
| Frank B. Holding | 2002 | 716,550 (2) | -0- | (3) | 9,000 |
| Executive Vice Chairman | 2001 | 691,740 (2) | -0- | (3) | 7,650 |
| | 2000 | 652,585 (2) | -0- | (3) | 7,650 |
| | | | | | |
| James B. Hyler, Jr. | 2002 | 579,600 | -0- | (3) | 9,000 |
| Vice Chairman and | 2001 | 552,152 | -0- | (3) | 7,650 |
| Chief Operating Officer | 2000 | 514,618 | -0- | (3) | 7,650 |
| | | | | | |
| Frank B. Holding, Jr. | 2002 | 323,421 | -0- | (3) | 9,000 |
| President and | 2001 | 306,838 | -0- | (3) | 7,650 |
| Chief Administrative Officer | 2000 | 293,312 | 1,190 | (3) | 7,650 |
| | | | | | |
| Joseph A. Cooper, Jr. | 2002 | 273,940 | -0- | (3) | 8,293 |
| Executive Vice President and | 2001 | 262,761 | -0- | (3) | 7,650 |
| Technology and Operations | 2000 | 246,153 | 15,000 | (3) | 7,650 |
| Executive | | | | | |

(1) Includes amounts deferred at the election of each named executive officer under the Bank's Section 401(k) plan.

(2) The Bank is reimbursed for portions of Mr. F. Holding's salary by First-Citizens Bank and Trust Company of South Carolina and Southern Bank and Trust Company pursuant to separate agreements between the Bank and those entities. (See "Transactions with Related Parties.")

(3) In addition to compensation paid in cash, the Bank's and our executive officers receive various personal benefits. Except in the case of Mr. L. Holding, the value of those non-cash benefits received each year by each named executive officer did not exceed the lesser of $50,000 or 10% of his cash compensation. The 2002 amount shown for Mr. L. Holding includes portions of the salaries and benefits of staff personnel attributed to their services related to his personal business ($40,318), the rental value of warehouse space owned by the Bank that was used by him ($18,000), and other miscellaneous items ($5,000).

(4) The amounts for 2002 consist entirely of the Bank's matching contributions on behalf of each named executive officer under the Bank's Section 401(k) plan.

*Pension Plan.* The following table shows, for various numbers of years of service and levels of compensation, the estimated annual benefits payable to a participant at normal retirement age under the Bank's qualified defined benefit pension plan (the "Pension Plan") based on federal tax laws in effect on January 1, 2003.

| Final average compensation | Years of service | | | | | | |
|---|---|---|---|---|---|---|---|
| | 10 | 15 | 20 | 25 | 30 | 35 | 40 |
| $50,000 | $6,686 | $10,029 | $13,372 | $16,715 | $20,058 | $23,401 | $26,401 |
| 75,000 | 11,311 | 16,967 | 22,622 | 28,278 | 33,933 | 39,589 | 44,089 |
| 100,000 | 15,936 | 23,904 | 31,872 | 39,840 | 47,808 | 55,776 | 61,776 |
| 125,000 | 20,561 | 30,842 | 41,122 | 51,403 | 61,683 | 71,964 | 79,464 |
| 150,000 | 25,186 | 37,779 | 50,372 | 62,965 | 75,558 | 88,151 | 97,151 |
| 175,000 | 29,256 | 43,884 | 58,512 | 73,140 | 87,768 | 102,396 | 112,716 |
| 200,000 | 29,256 | 43,884 | 58,512 | 73,140 | 87,768 | 102,396 | 112,716 |
| 225,000 | 29,256 | 43,884 | 58,512 | 73,140 | 87,768 | 102,396 | 112,716 |
| 250,000 | 29,256 | 43,884 | 58,512 | 73,140 | 87,768 | 102,396 | 112,716 |
| 300,000 | 29,256 | 43,884 | 58,512 | 73,140 | 87,768 | 102,396 | 112,716 |
| 350,000 | 29,256 | 43,884 | 58,512 | 73,140 | 87,768 | 102,396 | 112,716 |

Benefits shown in the table are computed as straight life annuities beginning at age 65 and are not subject to a deduction for Social Security benefits or any other offset amount. Those benefits will be actuarially increased or decreased if benefit payments begin after or before age 65. A participant's annual compensation covered by the Pension Plan includes base salary, overtime and regular bonuses. A participant's benefits are based on his or her years of service and "final average compensation," which is the participant's highest average covered compensation for any five consecutive years during his or her last ten complete calendar years as a Pension Plan participant. However, under current tax laws, $200,000 is the maximum amount of annual compensation for 2003 that can be included for purposes of calculating a participant's final average compensation, and the maximum annual benefit that may be paid to a retiring participant generally is $160,000. In the case of participants who begin receiving benefits before or after age 65, the maximum permitted benefit amount is actuarially adjusted. The maximum years of credited service that may be counted in calculating benefits under the Pension Plan is 40 years.

The credited years of service and final average compensation, respectively, as of January 1, 2003, for each of the executive officers named in the Summary Compensation Table above are as follows: Lewis R. Holding—40 years and $219,224; Frank B. Holding—40 years and $219,224; James B. Hyler, Jr.—23 years and $172,000; Frank B. Holding, Jr.— 19 years and $172,000; and Joseph A. Cooper, Jr.—8 years and $172,000. Mr. L. Holding and Mr. F. Holding remain actively employed by the Bank. However, because they each beneficially own more than 5% of our voting securities, federal law required that they begin receiving distributions from the Pension Plan after they reached age 70½.

*Post-Retirement Consulting Agreements.* The Bank is party to separate agreements with certain of its senior officers under which the Bank has agreed to make monthly payments to the officers for a period of ten years following their retirement at age 65 (or at another age agreed upon between the Bank and the officer). In return for those payments, each officer has agreed to provide limited consultation services to, and not to "compete" (as defined in the agreements) against, the Bank during the payment period. If an officer dies prior to retirement, or during the payment period following retirement, the payments due under his or her agreement will be paid to the officer's designated beneficiary or estate. The amounts of monthly payments provided for in the agreements currently in effect between the Bank and each of the executive officers named in the Summary Compensation Table above are as follows: Lewis R. Holding—$27,904; Frank B. Holding—$27,904; James B. Hyler, Jr.—$22,155; Frank B. Holding, Jr.—$12,366; and Joseph A. Cooper, Jr.—$6,886. None of those officers have begun receiving payments under their agreements.

**Performance Graph**

The following line graph compares the cumulative total shareholder return (the "CTSR") on our Class A Common during the previous five years with the CTSR over the same measurement period of the Nasdaq—U.S. index and the Nasdaq Banks index. Each line graph assumes that $100 was invested on December 31, 1997, and that dividends were reinvested in additional shares.

Comparison of Five-Year Cumulative Total Shareholder Return among
our Class A Common, the Nasdaq-US Index, and the Nasdaq Banks Index



|  | 12/31/97 | 12/31/98 | 12/31/99 | 12/31/00 | 12/31/01 | 12/31/02 |
|---|---|---|---|---|---|---|
| ▲ CTSR on our Class A Common ...... | $100 | 87 | 69 | 81 | 98 | 98 |
| ■ Nasdaq Banks Index ............... | $100 | 99 | 96 | 109 | 118 | 121 |
| ● Nasdaq-US Index ................. | $100 | 141 | 261 | 157 | 125 | 86 |

**Transactions with Related Parties**

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal shareholders, and their associates. All loans included in those transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

The Bank is party to separate contracts (the "Services Contracts") with First-Citizens Bank and Trust Company of South Carolina, Columbia, South Carolina ("FCB/SC"), Southern Bank and Trust Company, Mount Olive, North Carolina ("Southern"), The Fidelity Bank, Fuquay-Varina, North Carolina ("Fidelity"), and The Heritage Bank, Lucama, North Carolina ("Heritage"). Under the Services Contracts, the Bank provides to each of those banks and their parent holding companies various services, including data and item processing services, securities portfolio management services, courier services, management consulting services (including, in the case of FCB/SC and Southern, the services of Frank B. Holding as director), and services as trustee for each bank's pension plan and Section 401(k) plan. Aggregate fees billed by the Bank for all those services during 2002 totaled approximately $11,407,000 for FCB/SC, $3,342,000 for Southern, $3,338,000 for

Fidelity, and $821,000 for Heritage. Of the amounts billed to FCB/SC and Southern, approximately $109,000 and $92,000, respectively, represented reimbursement to the Bank for a portion of Mr. Holding's salary paid by the Bank. Mr. F. Holding receives no salary, directors fees, or other compensation directly from FCB/SC or Southern for his services. Frank B. Holding and Lewis R. Holding, who are our directors, executive officers, and principal shareholders, also are principal shareholders of the parent holding companies of FCB/SC, Southern, Fidelity, and Heritage.

David L. Ward, Jr., one of our directors, is the senior member of Ward and Smith, P.A., the law firm that serves as the Bank's and our General Counsel. An aggregate of $4,014,150 was paid to that firm for its services during 2002, and the firm will continue to provide legal services to the Bank and us during 2003.

Robert T. Newcomb, one of our directors, is President of Newcomb and Company, a mechanical contracting firm that provided services as a subcontractor in connection with the construction of one of the Bank's banking offices during 2002. The aggregate amount paid by the Bank for those services was $196,984.

## INDEPENDENT ACCOUNTANTS

### Appointment of Independent Accountants

Our current independent accounting firm, KPMG LLP, has been reappointed by our Audit Committee and Board of Directors to serve as our independent accountants for 2003. Representatives of KPMG LLP are expected to attend the Annual Meeting and be available to respond to appropriate questions, and they will have the opportunity to make a statement if they desire to do so.

### Services and Fees During 2002

As our independent accountants for 2002, KPMG LLP provided various audit and non-audit services for which we and our subsidiaries were billed for fees as further described below. Our Audit Committee has considered whether KPMG LLP's provision of non-audit services is compatible with maintaining its independence. The Committee believes that those services do not affect KPMG LLP's independence.

*Audit Fees.* KPMG LLP audited our annual consolidated financial statements for the year ended December 31, 2002, that are included in our 2002 Annual Report on Form 10-K, and, during 2002, it reviewed the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q. The aggregate amount of fees for those services was $326,000.

*Financial Information Systems Design and Implementation Fees.* During 2002, KPMG LLP did not provide any services related to financial information systems design and implementation.

*All Other Fees.* In addition to the audit services described above, during 2002 KPMG LLP provided other services to our subsidiaries and us for which the aggregate amount of fees was $327,585. Those fees included $35,585 for tax compliance and consulting services and $292,000 for various other services, including audits of the Bank's ten common trust funds, audits of the financial statements of two employee benefit plans, preparation of various internal control reports, and audits of three of our subsidiaries.

## PROPOSALS FOR 2004 ANNUAL MEETING

Any shareholder proposal that is intended to be presented for action at our 2004 Annual Meeting must be received by us in writing at our main office in Raleigh, North Carolina, no later than November 25, 2003, to be considered timely received for inclusion in the Proxy Statement and form of appointment of proxy that we will distribute in connection with that meeting. In order to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value of shares of our stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Under our Bylaws, written notice of a shareholder proposal intended to be presented at our 2004 Annual Meeting but which is not intended to be included in our Proxy Statement and form of appointment of proxy, or of a shareholder's intent to nominate a person for election as a director at our 2004 Annual Meeting, must be received by us at our main office in Raleigh, North Carolina, no earlier than December 26, 2003, and no later than February 9, 2004, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a shareholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at our 2004 Annual Meeting. However, if, following our 2003 Annual Meeting, our Board of Directors increases the number of our directors, thereby creating an unfilled vacancy that will be filled at our 2004 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of our 2003 Annual Meeting, then a shareholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which our public notice actually is given. To be effective, notices of shareholder proposals or nominations are required to contain certain information specified in our Bylaws. Shareholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings.

## ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and we file reports and other information, including proxy statements, annual reports, and quarterly reports, with the Securities and Exchange Commission.

*A copy of our 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, accompanies this Proxy Statement.*

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